UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2016

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

ANNUAL BUSINESS REPORT

(From January 1, 2015 to December 31, 2015)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

COMPANY OVERVIEW

1.	Company Overview

Since the first quarter of 2011, the Company has reported its financial statements under K-IFRS. The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010, and the adoption date is January 1, 2011. The Company’s annual business report for the twelve months ended December 31, 2015 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2015 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	309,955	Material
M&Service Co., Ltd.	Feb. 10, 2000	Online information services	89,452	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	152,496	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	7,797
Commerce Planet Co., Ltd.	Jul. 1, 1997	Online shopping mall operation services	26,291
SK Broadband Co., Ltd.	Sep. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,291,707	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	13,169
Hwaitec Focus Investment Partnership 2	Dec. 24, 2008	Investment partnership	18,249
Open Innovation Fund	Dec. 22, 2008	Investment partnership	19,455
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	509,580	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	65,424
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	61,897
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	77,426	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	2,406,988	Material
Neosnetworks Co., Ltd.	Jun. 12, 2008	Security system services	68,361
Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	65,405
Entrix Co., Ltd.	July 1, 2015	Telecommunication (Cloud) services	30,876
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	37,748
SK Global Healthcare Business Group, Ltd.	Sep. 14, 2012	Investment (SPC)	25,768
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	4,289
Iriver China Co., Ltd.	Jun 24, 2004	Electronic device manufacturing	4,394
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	23
SK Planet Japan, K.K.	Mar. 14, 2012	Digital contents sourcing services	5,068
groovers Japan Co. Ltd.	Feb. 25, 2015	Contents and information distribution	1,540
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	4,523

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2015 (millions of Won)	Material Subsidiary*
SK Planet Global PTE, LTD.	Aug. 4, 2012	Digital contents sourcing services	1,570
SKP Global Holdings PTE, LTD.	Aug. 10, 2012	Investment (holding company)	28,320
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	51,138
SK Planet America LLC	Jan. 27, 2012	Digital contents sourcing services	380,141	Material
Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	306,248	Material
Shopkick, Inc.	Jun.1, 2009	Mileage based e-commerce application development	25,388
Technology Innovation Partners, L.P.	Jun. 24, 2011	Investment	36,228
Iriver America Inc.	May 1, 2005	Wholesale and retail	—
Iriver Inc.	Feb. 15, 2007	North America marketing and sales	4,160
YTK Investment Ltd.	Jul. 1, 2010	Investment	16,318
Atlas Investment	Jun. 24, 2011	Investment	77,750	Material
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	20,901

*	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.

Changes in subsidiaries during 2015 are set forth below.

Change	Name	Remarks

Additions	groovers Japan Co. Ltd.	Newly established as a subsidiary of Iriver Ltd. (“Iriver”)
	Entrix Co., Ltd.	Split from SK Planet Co., Ltd. and newly established

Exclusions	Iriver CS Co., Ltd.	Merged into Iriver
	Shenzen E-eye High Tech Co., Ltd. (“Shenzen E-eye”)	Disposed of equity investment (Sold to individuals)
	BNCP Co., Ltd.	Disposed of equity investment
	Iconcube Holdings, Inc.	Disposed of equity investment
	Iconcube, Inc.	Disposed of equity investment

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

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D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. Since the introduction of services employing LTE technology in July 2011, the telecommunications market for such services has grown as demand for fast data transfer speeds and differentiated services has increased. Having reached one million subscribers by January 2012 and over 10 million subscribers by April 2013, the Company has solidified its leadership position in LTE services as it has done with its 3G services. In June 2013, the Company became the first telecommunications service provider in the world to provide commercial LTE-Advanced (“LTE-A”) services using carrier aggregation technology, and in June 2014, the Company reaffirmed its technological leadership by becoming the first to provide commercial 225 Mbps wideband LTE-A services, which is three times faster than LTE. In December 2014, the Company launched tri-band LTE-A, which is four times faster than LTE.

The Company also launched unlimited LTE data plans and other innovative data plans such as “Rush hour / Subway Free” plans that are unlimited data plans based on time, place and occasion (or, TPO), reflecting the data pattern usage of customers and their lifestyles. “T-outdoor” and “T Kids Phone – Joon,” introduced in 2014, are customer-focused products that create additional value for customers. In addition, the Company released “Pet Fit”, a smart healthcare device for pets in April 2015 and “T-Pet,” which provides a variety of services such as a pet’s live location information through a device embedded with USIM and positioning modules in May 2015. The Company expects that these products will have a lock-in effect on existing customers.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services, such as the “T-Phone,” to transition to service-based competition.

In the business-to-business (“B2B”) area, the Company has strengthened its solutions business through the implementation of five main solution products: Smart Store, Smart Work, Smart Cloud, Green & Safety and M–Ad & Payment. Since the commercial launch of its mobile IPTV services, “B tv Mobile,” in October 2012, the Company has gained over one million paying subscribers as of March 2014. The Company is the first telecommunications services provider in the world to provide full high definition streaming services using its LTE-A network. In 2014, the number of its mobile IPTV service subscribers increased by 1.56 million to reach 2.37 million subscribers by the end of the year and as of December 31, 2015, the number of subscribers was 4.08 million.

In the area of healthcare, the Company achieved several tangible milestones in 2014: point-of-care diagnostic devices manufactured by a company of which the Company is the largest shareholder received approval from the U.S. Food and Drug Administration; the Company entered the Chinese healthcare market; and the Company was the first Korean company to export medical information systems. The Company plans to continue to find and develop new growth engines in the mid- to long-term. The Company also plans to seek out new growth engines in existing businesses, including the intelligence business, by utilizing its technologies relating to big data.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Co., Ltd. (“PS&Marketing”), one of its subsidiaries. Through Service Ace Co., Ltd., another subsidiary, the Company operates customer service centers in Seoul and provides telemarketing services. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

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(3)	Other businesses

The Company is continuing to grow its commerce platform business as a leading player in Korea through 11th Street, an open marketplace platform service that connects various sellers and purchasers through its online and mobile platforms. Through “Shocking Deal,” which is a mobile commerce curation service, the Company is continuing to increase its market share in this business. In the commerce marketing platform business area, the Company is leading the online-to-offline commerce business and offers OK Cashbag, Korea’s largest loyalty mileage program, Syrup, which offers smart shopping services utlizing OK Cashbag’s existing network of business partners and information technology such as big data, and Syrup Store, which provides integrated marketing solutions to business partners.

In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services as a business idea creator to substantively help businesses increase their value in a rapidly evolving business environment.

In the global business area, the Company has expanded its online marketplace business globally to Turkey, Indonesia and Malaysia and has rapidly grown into one of the leading market players in these regions. The Company intends to continue its efforts to secure the market leading position in these markets.

In the location-based services business area, the Company provides real time traffic information and various local information through its T-Map Navigation service. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, T Store.

In the media business area, the Company provides the optimum environment for subscribers to access multimedia contents according to personal taste and preference through “oksusu,” available on various digital devices such as personal computers and mobile devices.

The Company provides integrated Internet portal services through NATE and instant messaging services through NATE-ON. In the portal service business area, key sources of revenue are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and flash-based multimedia advertising carried on NATE and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of online media as an advertising outlet has resulted in a greatly expanded advertiser base, and the increasing variety in the format of advertising has contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include contents sales and providing certain types of services. Revenues from contents and other services are generated through revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, movies and other contents services. In addition, SK Planet Co., Ltd. (“SK Planet”) receives revenue from its services agreement with the Company in connection with operation of WAP wireless NATE services and application development.

See “II-1. Business Overview” for more information.

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E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 21, 2012	Corporate bond	AAA	Korea Ratings	Regular rating
June 22, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
August 10, 2012	Corporate bond	AAA	Korea Ratings	Current rating
August 14, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
August 14, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Current rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Regular rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Current rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2014	Corporate bond	AAA	Korea Ratings	Current rating
October 15, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 15, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 9, 2015	Corporate bond	AAA	Korea Ratings	Current rating
February 9, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 9, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
May 21, 2015	Corporate bond	AAA	Korea Ratings	Regular rating
May 27, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 10, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd	Regular rating
July 6, 2015	Corporate bond	AAA	Korea Ratings	Current rating
July 6, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
July 6, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 26, 2015	Corporate bond	AAA	Korea Ratings	Current rating
October 26, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 26, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

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(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 21, 2012	CP	A1	Korea Ratings	Current rating
June 22, 2012	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2012	CP	A1	NICE Investors Service Co., Ltd.	Current rating
December 14, 2012	CP	A1	Korea Investors Service, Inc.	Regular rating
December 18, 2012	CP	A1	Korea Ratings	Regular rating
December 18, 2012	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 11, 2013	CP	A1	Korea Ratings	Current rating
April 11, 2013	CP	A1	Korea Investors Service, Inc.	Current rating
April 11, 2013	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 29, 2013	CP	A1	Korea Ratings	Regular rating
December 18, 2013	CP	A1	Korea Investors Service, Inc.	Regular rating
December 20, 2013	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	CP	A1	Korea Ratings	Current rating
April 22, 2014	CP	A1	Korea Investors Service, Inc.	Current rating
April 22, 2014	CP	A1	NICE Investors Service Co., Ltd.	Current rating
October 15, 2014	CP	A1	Korea Ratings	Regular rating
October 15, 2014	CP	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2014	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
May 21, 2015	CP	A1	Korea Ratings	Current rating
May 27, 2015	CP	A1	Korea Investors Service, Inc.	Current rating
June 10, 2015	CP	A1	NICE Investors Service Co., Ltd.	Current rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

*	On August 9, 2013, Moody’s Investors Service raised the outlook on the Company’s rating from A3 (Negative) to A3 (Stable).
*	On November 4, 2015, S&P lowered the outlook on the Company’s rating from A- (Positive) to A- (Stable).

2.	Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

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October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

June 2015: Consummation of the comprehensive share exchange transaction (the “Share Exchange”) through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 29th General Meeting of Shareholders held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became a subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1)	Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd., effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

Set forth below is a summary of the Company’s financial position before and after the spin-off.

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			(in millions of Won)
Description	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537
Total Liabilities	7,673,828	7,358,365	315,463
Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

The schedule of the spin-off is set forth below.

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011
Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

In accordance with Article 530-9 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2)	Acquisition of shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.) (“SK Hynix”) (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire control of SK Hynix. The Company had a 21.05% equity interest in SK Hynix after the purchase.

(3)	Merger of SK Planet and SK Marketing & Company Co., Ltd.

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd. (“SK Marketing & Company”), a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013.

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(4)	Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

(5)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(6)	Acquisition of shares of Neosnetworks Co., Ltd. (“Neosnetworks”)

In order to acquire a new growth engine, the Company acquired a controlling stake in Neosnetworks, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of Neosnetworks. on April 2, 2014. The Company acquired an additional 50,377 shares in Neosnetworks in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(7)	Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. As of December 31, 2014, the Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(8)	Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States.

(9)	Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

(10)	Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(11)	SK Broadband - Comprehensive Share Exchange

On March 20, 2015, the Company’s board of directors resolved to approve the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

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•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

(12)	Establishment of Entrix Co., Ltd.

In the first three quarters of 2015, SK Planet spun off its cloud streaming division and established Entrix Co., Ltd. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(13)	Additional capital raise by NanoEnTek Inc.

In the first three quarters of 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek.

(14)	Reclassification of Packet One Networks’ accounts

In the first three quarters of 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(15)	Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(16)	Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Company’s board of directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. The acquisition is subject to certain closing conditions, including obtaining regulatory approval from the relevant authorities. According to the share purchase agreement, the Company will give CJ O Shopping a put option for all or part of CJ HelloVision’s remaining shares owned by CJ O Shopping with an exercise period of two years from the date three years from the closing of the acquisition, and the Company will receive a call option with an exercise period of five years from the closing of the acquisition.

(17)	Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ Hellovision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

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[SK Broadband]

(1)	Merger

On July 26, 2012, the board of directors of SK Broadband resolved to merge Broadband D&M Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband D&M Co., Ltd.’s network maintenance business to Network O&S Co., Ltd. The merger was effective as of September 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On October 25, 2012, the board of directors of SK Broadband resolved to merge Broadband CS Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband CS Co., Ltd.’s customer service business to Service Ace Co., Ltd. The merger was effective as of December 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On January 3, 2013, the board of directors of SK Broadband approved the merger of Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband. The merger was effective as of March 22, 2013 and was recorded as of March 25, 2013. Please refer to the “Merger Completion Report” filed with the Financial Services Commission on March 25, 2013. In connection with this merger, SK Broadband did not issue any new shares.

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

(2)	Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the Share Exchange. The Share Exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the Share Exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

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[SK Planet]

(1)	Merger

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company, a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013. In connection with this merger, the merger ratio between SK Planet and SK Marketing & Company was 1.2927317:1 and SK Planet issued 12,927,317 of its common stock.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the ICT capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

(2)	Equity spinoff of cloud streaming business

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

[SK Communications]

(1)	Disposition of shares of SK i-media

Pursuant to the resolution of its board of directors on October 17, 2011, SK Communications sold all of the shares of SK i-media Co., Ltd. it owns to LK Media Tec Co., Ltd. for Won 1 million of cash.

(2)	Disposition of shares of U-Land

Pursuant to the resolution of its board of directors on December 21, 2011, SK Communications sold all of the shares of U-Land Co., Ltd. (a 29.85% equity interest) it owns to SK Planet for Won 10 million.

(3)	Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(4)	Disposition of shares of Service-In

On November 19, 2012, SK Communications sold all of its shares (80,000 common shares) in Service-In Co., Ltd., its subsidiary, to the chief executive officer of Service-In Co., Ltd., pursuant to a resolution of its board of directors of October 31, 2012.

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(5)	Change in the largest shareholder

On September 24, 2015, SK Telecom and SK Planet entered into a share transfer agreement to transfer all of the shares of SK Communications held by SK Planet to SK Telecom. The agreement became effective on October 1, 2015, making SK Telecom the largest shareholder of SK Communications.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[M&Service]

Upon the merger between SK Marketing & Company, which held a 100% equity stake in M&Service, and SK Planet on February 1, 2013, SK Planet holds a 100% equity stake in M&Service.

[Neosnetworks]

On March 31, 2015, Neos Networks acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business. The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined on September 30, 2015 as Won 14.4 billion based on the customer transfer rate as of such date. However, an additional payment may be required if a customer extends its contract with Neos Networks. Joeun Safe was spun off from its parent company Joeun System in 2006 and has the fourth largest market share in the Korean unmanned security industry. Upon this acquisition, it is expected that the Company will quickly expand into the unmanned security market.

[Iriver]

(1)	Merger of Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Iriver decided to merge with Iriver CS, its wholly-owned subsidiary, with Iriver as the surviving entity. The merger was completed based on the merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively.

(2)	New Establishment of groovers Japan Co. Ltd. (“groovers Japan”)

On February 25, 2015, Iriver newly established its overseas subsidiary, groovers Japan, for the purpose of strengthening new business opportunities in Japan.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1)	Issuance of bonds

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), Won 150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), Won 50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and Won 50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

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On October 28, 2014, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 160 billion (with an annual interest rate of 2.53% and a maturity date of October 28, 2019), Won 150 billion (with an annual interest rate of 2.66% and a maturity date of October 28, 2021), and Won 190 billion (with an annual interest rate of 2.82% and a maturity date of October 28, 2024).

On February 26, 2015, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.40% and a maturity date of February 26, 2022, Won 150 billion (with an annual interest rate of 2.49% and a maturity date of February 26, 2025), and Won 50 billion (with an annual interest rate of 2.61% and a maturity date of February 26, 2030).

On July 17, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 90 billion (with an annual interest rate of 1.89% and a maturity date of July 17, 2018), Won 70 billion (with an annual interest rate of 2.66% and a maturity date of July 17, 2025), Won 90 billion (with an annual interest rate of 2.82% and a maturity date of July 17, 2030), and Won 50 billion (with an annual interest rate of 3.40% and a maturity date of July 17, 2030).

On November 30, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 80 billion (with an annual interest rate of 2.073% and a maturity date of November 30, 2018), Won 100 billion (with an annual interest rate of 2.550% and a maturity date of November 30, 2025), Won 70 billion (with an annual interest rate of 2.749% and a maturity date of November 30, 2035), and Won 50 billion (with embedded options, an annual interest rate of 3.100% and a maturity date of November 30, 2030).

(2)	Issuance of hybrid securities

On June 7, 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which is adjusted five years after the date of issuance. The Company classified the hybrid securities as equity, as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

(3)	Conversion of convertible notes

On April 7, 2009, the Company issued convertible notes with a maturity of five years in the principal amount of US$332,528,000 with an annual interest rate of 1.75%. In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135 billion in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders. A 20-day volume weighted average pricing formula was used for the delivery of cash made in place of treasury shares. Due to such calculation, the Company still had US$91,108,507 outstanding in payables as of December 31, 2013. The amount was paid in full as of January 6, 2014, and currently, there is no amount outstanding.

[SK Broadband]

SK Broadband acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved the purchase of subscriberships, SK Broadband did not believe that such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

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3.	Total Number of Shares

A.	Total Number of Shares

(As of December 31, 2015)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	10,136,551	—	10,136,551	—
VI. Number of shares outstanding (IV-V)	70,609,160	—	70,609,160	—

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B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of December 31, 2015)	(Unit: in shares)

Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	2,020,000	—	—	9,106,028
			Preferred shares	—	—	—	—	—
		Direct over- the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	7,086,028	2,020,000	—	—	9,106,028
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	(1,163,363)	—	(1,692,824)	—	(2,856,187)
			Preferred shares	—	—	—	—	—
Total			Common shares	9,809,375	2,020,000	(1,692,824)	—	10,136,551
			Preferred shares	—	—	—	—	—

*	Due to the Company’s exercise of its early redemption right with respect to its convertible notes on November 13, 2013, the conversion right exercise period had expired by December 31, 2013, and there are no more treasury shares deposited with the Korea Securities Depository.
**	The change in treasury shares through other acquisitions was a result of the Share Exchange.

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4.	Status of Voting Rights

(As of December 31, 2015)	(Unit: in shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	10,136,551	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	70,609,160	—
	Preferred share	—	—

5.	Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 30th General Meeting of Shareholders held on March 21, 2014.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 366th Board of Directors’ Meeting on July 24, 2014.

(3)	Distribution of cash dividends was approved during the 31st General Meeting of Shareholders held on March 20, 2015.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 378th Board of Directors’ Meeting on July 23, 2015.

(5)	Distribution of cash dividends was approved during the 32nd General Meeting of Shareholders held on March 18, 2016.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

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B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share values and percentages)

Classification		As of and for the year ended December 31, 2015	As of and for the year ended December 31, 2014	As of and for the year ended December 31, 2013
Par value per share (Won)		500	500	500
(Consolidated)Net income		1,518,604	1,801,178	1,638,964
Net income per share (Won)		20,988	25,154	23,211
Total cash dividend		708,111	666,802	666,373
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		46.6	37	40.5
Cash dividend yield ratio (%)	Common share	4.6	3.5	4.1
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	10,000	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share amounts include the respective interim cash dividend per share amounts.

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II.	BUSINESS

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

1.	Business Overview

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Maintenance of switching stations

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, pre-paid international card calling services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) services

Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, Syrup, T Store and T-Map Navigation in the application and commerce areas
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	SK Planet America LLC	System software development, distribution and investments
	Shopkick Management Company, Inc.	System software development, distribution and investments
	Atlas Investment	Investments

[Wireless Business]

A.	Industry Characteristics

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly. In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Such achievements were the building blocks towards the Company’s LTE penetration reaching 66.3% as of December 31, 2015.

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B.	Growth Potential

(Unit: in 1,000 persons)

Classification		As of December 31,
		2015	2014	2013	2012
Number of subscribers	SK Telecom	26,250	26,468	26,286	26,555
	Others (KT, LGU+)	26,765	26,125	25,909	25,793
	MVNO	5,921	4,584	2,485	1,276
	Total	58,936	57,177	54,680	53,624

*	Source: Wireless subscriber data from the Ministry of Science, ICT and Future Planning (“MSIP”) as of December 31, 2015.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the business-to-business segment, which creates added value by selling and developing various solutions. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of December 31,
	2015	2014	2013	2012
Mobile communication services	49.4	50.0	50.0	50.3

*	Source: MSIP website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As a result, for the twelve months ended December 31, 2015, the Company recorded Won 17.1 trillion in revenue and Won 1.71 trillion in operating income on a consolidated basis and Won 12.6 trillion in revenue and Won 1.66 trillion in operating income on a separate basis.

As of December 31, 2015, approximately 7 million subscribers have subscribed to “Band Data” plans, which was launched in the second quarter of 2015, leading the increase in data usage among the Company’s subscribers. The success of Luna, a smartphone launched in September 2015 that was designed to run exclusively on the Company’s networks, led to the launch of various other relatively low-priced devices and became an example of successfully targeting a niche market.

By continuing to be innovative in developing core competencies, the Company has more firmly established its position as the market leader in wireless telecommunications. The competitive environment of the wireless telecommunications industry has become more focused on retention. In 2015, the average monthly churn rate was 1.5%, a record low since 2004 when the mobile number portability system was first introduced. The number of subscribers (including MVNO subscribers) as of December 31, 2015 was 28.6 million, an increase of approximately 150,000 from the previous quarter. In particular, the number of smartphone subscribers as of December 31, 2015 was 20.6 million, an increase of approximately 300,000 from the previous quarter, propelled by 19.0 million LTE subscribers, solidifying the Company’s market leadership. In addition, as of December 31, 2015, the number of subscribers for products targeted towards specific segments such as the T Kids’ phone – Joon and T Outdoor was over 600,000, which the Company believes shows a level of demand that can potentially lead to growth of the lifestyle enhancement platform.

21

Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. In December 2014, the Company launched tri-band LTE-A services. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 19 years, 18 years and 16 years, respectively.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers with lower average revenue per user. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

As subscribers to various bundled wireless and fixed-line products continue to increase, the IPTV business is evolving to satisfy diverse customer needs for media services through differentiated service offerings, including mobile IPTV, bundled wireless and IPTV products and ultra-high definition broadcasting services for smart televisions. In the Korean pay TV market, analog cable broadcasting is increasingly being replaced with digital broadcasting and IPTV is the fastest growing digital broadcasting platform. While it is currently expected that there will be a decline in the number of subscribers switching from cable TV to IPTV, the Company believes that it will need to aggressively increase its subscriber base by providing differentiated services on its IPTV platform. In addition, with the maturity of the residential market and the changing trends of broadcasting consumption towards mobile platforms, the Company believes that giga and ultra-high definition broadcasting services and mobile media services will be important competitive factors. In the future, the Company believes that there will be rapid evolution towards a broadband network stemming from increased demand for giga and ultra-high definition broadcasting services and cloud services and the government is likely to promote the development of the next-generation ICT industry through various policies and regulations.

B.	Growth Potential

(Unit: in 1,000 persons)

Classification		As of December 31,
		2015	2014	2013
Fixed-line Subscribers	High-speed Internet	20,025	19,199	18,738
	Fixed-line telephone	16,341	16,939	17,620
	IPTV (real-time)	10,640	10,840	8,522

*	Source: MSIP website and Korea Communications Commission website

22

*	The number of IPTV subscribers was taken from data published by the MSIP on December 14, 2015. One Olleh TV Skylife subscriber was counted as one KT IPTV subscriber in 2013 and as 0.5 KT IPTV subscriber and 0.5 KT Skylife subscriber from 2014 onward.
*	The number of IPTV subscribers shown above is as of June 30, 2015.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of December 31,
	2015	2014	2013	2012
High-speed Internet (including resales)	25.1	25.1	24.4	24.1
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”))	17.1	17.0	16.9	16.7
IPTV	30.0	26.1	23.8	22.0

*	Source: MSIP website and the Korea Communications Commission website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*	The number of IPTV subscribers was taken from data published by the MSIP on December 14, 2015. One Olleh TV Skylife subscriber was counted as one KT IPTV subscriber in 2013 and as 0.5 KT IPTV subscriber and 0.5 KT Skylife subscriber from 2014 onward.
*	The number of IPTV subscribers shown above is as of June 30, 2015.

D.	Business Overview and Competitive Strengths

In 1999, the Company was the first in the world to commence commercial ADSL services. On the back of its premium technology and enhanced competitiveness achieved through bundled products, it is currently expanding subscriber base across all of its businesses, including broadband Internet, telephone and IPTV. In particular, SK Broadband has positioned itself to focus on corporate customer services and IPTV services as key strategic areas for mid- to long-term growth, exploiting opportunities in new ICT-based businesses that have led to revenue growth, and providing differentiated contents in its IPTV business by securing popular programming which includes exclusive children’s channels and live broadcasts of Major League Baseball games. In addition, the Company has reinforced its leadership in the ultra-high definition broadcasting market by launching ultra-high definition services that require no set-top boxes in April 2014 and by commercializing ultra-high definition set-top boxes for the first time in Korea in September 2014. Furthermore, the Company was the first in the industry to adopt solutions to upgrade full high definition to ultra-high definition, and the Company also strengthened the line-up of ultra-high definition contents by securing access to diverse contents provided by Sony and NBC Universal. Moreover, the Company provides the greatest number of channels in full high definition in the IPTV market due to its recent upgrade of all 130 live high definition channels to full high definition. The Company has also been selected by the government as the lead trial operator of gigabit (“GiGA”) Internet service to promote the discovery of new technologies and services related to the expansion of GiGA coverage within the hybrid fiber-coaxial network and provide GiGA Wi-Fi and other services. Furthermore, the Company has solidified its technological leadership by setting a worldwide precedent for providing “super” 8K ultra-high definition broadcasting service, which has resolution four times as high as the pre-existing 4K ultra-high definition broadcasting service in the IPTV industry.

SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed the Company to expand its international calling services to fixed-line international calling services. In 2005, SK Telink obtained a license to operate VoIP services and local calling value-added services to develop into a versatile fixed-line telecommunications service provider. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

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[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, T Store). Platform businesses are evolving and expanding globally.

In order to move beyond the saturated wireless telecommunications market and plan for new future opportunities, the Company is aiming to transform itself into a next-generation platform service provider. The Company plans to actively develop a portfolio of services on its growth platforms using its leading position in the ICT business as a foundation to overcome boundaries between industries. In particular, the Company intends to maximize synergies between various business areas and overcome the limitations on growth in the wireless telecommunications market through its three growth platforms, comprising its Internet of Things (“IoT”) solutions platform, lifestyle enhancement platform and advanced media platform. The Company intends to expand its competitive strengths in the residential market, based on its media offerings through its advanced media platform, to also develop its IoT solutions and lifestyle enhancement platforms. The Company also intends to continue to seek business opportunities for its growth businesses such as its healthcare and B2B solutions businesses and integrate them with its growth platforms.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

24

C.	Domestic and Overseas Market Conditions

(1)	Commerce markets

The Company expects that online commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the rapid rise of mobile commerce. Recently, due to the widespread use of smartphones and social media, the commercialization of location-based services and the development of big data technology, online to offline (or, O2O) business, which is a concept of attracting customers to offline stores using online and mobile environments, is being highlighted as a new field in the online commerce market industry.

(2)	Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

(3)	Media

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, called N-screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in the online and mobile video market.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem focusing on its “Open & Collaboration” motto in operating its commerce business such as 11th Street, Syrup, and OK Cashbag, its digital contents business such as T Store and its location-based service business such as T-Map Navigation, thereby ultimately increasing its enterprise value.

(1)	Commerce

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market and is also rapidly growing in the mobile commerce market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. In Indonesia, an open market platform was successfully launched through a joint venture established in July 2013 with PT XM Axiata Tbk, a wireless telecommunications company in Indonesia. In October 2014, SK Planet and Celcom Axiata Berhad, which is a leading telecommunications service provider in Malaysia, established a joint venture, Celcom Planet, and launched online commerce services tailored to the Malaysian market in April 2015.

Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns. Furthermore, Syrup is strengthening its service foundation and competitiveness through the continual release of vertical products such as Syrup Pay, Syrup Order and Syrup Table and the expansion of Merchant.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry and plans to continue strengthening its position by providing customized services befitting customers’ needs and market conditions.

25

(2)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the Online to Offline service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. The Company is also providing “infotainment” systems to commercial vehicle businesses as well as providing localized content on its products, such as region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3)	Digital contents

T Store, launched in September 2009, reached 24.2 million subscribers as of December 31, 2015, solidifying its leadership position in the application market and plans to widen its services to tablets and navigation devices. The Company intends to further develop T Store into a personalized gateway and mobile playground through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had a market share of 23.5% in the instant messenger market in Korea with 3.6 million net users during the month of December 2015. The Company’s Internet search portal service, “Nate,” had a page-view market share of 4.5% as of December 31, 2015. (Source: Korean Click, based on fixed-line access)

ø	Satellite DMB service

The Company launched its Hanbyul satellite in 2004 and received government approval in December 30, 2004 to provide satellite DMB services. Broadcasting through satellite DMB commenced in May 2005 and satellite DMB services expanded nationwide thereafter. On August 23, 2012, the board of directors of SK Telink resolved to discontinue operation of its satellite DMB services due to the rapid decrease in satellite DMB subscribers and the continued burden of fixed costs.

2.	Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won and percentages)

Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T and others	13,269,278 (77%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, 7Mobile and others	2,494,573 (15%)
Other	SK Planet Co., Ltd , SK Communications Co., Ltd., Iriver Inc. M&Service Co., Ltd.,	Internet portal service and e-commerce	OK Cashbag, NATE, T Store, T-Map Navigation and others	1,372,883 (8%)
Total				17,136,734 (100%)

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[Wireless Business]

As of December 31, 2015, based on the Company’s standard monthly subscription plan, the basic service fee was Won 11,000 and the usage fee was Won 1.8 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of December 31, 2015, broadband Internet and TV services comprised 54.8% of SK Broadband’s revenue, telephony service 18.9%, corporate data services 24.0% and other telecommunications services 2.3%. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, T Store, 11th Street, T Map, OK Cashbag and others
Advertisement (Display, Search)	Online advertisement services	Nate, Nate-On
Contents and others	Pay content sales and other services	Nate, Nate-On

3.	Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2015	Network, systems and others	Capacity increase and quality improvement; systems improvement	20,000	18,913	—
Total					20,000	18,913	—

B.	Future Investment Plan

(Unit: in 100 millions of Won)

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2016	2017	2018
Network/Common	Network, systems and others	20,000	20,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A
Total		20,000	20,000	To be determined	To be determined

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[Fixed-line Business]

A.	Investment in Progress

In 2015, the Company spent Won 594.4 billion for capital expenditures as set out below, which was a decrease of Won 7.0 billion from 2014, due to efficient management of investments despite a temporary increase in capital expenditures in connection with expanding its fixed-line network due to subscriber growth and the opening of an Internet data center in Bundang. In 2016, the Company expects to spend additional amounts to strengthen the competitiveness of its advanced media and IoT solutions platforms; however, the overall capital expenditure amount is expected to be similar to 2015 through efficient management of investments.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	2015	Backbone and subscriber network / others	Expand subscriber networks and facilities	5,944	1,694	To be determined
Telephone						62
Television						1,046
Corporate Data				Increase leased- line and integrated information system		1,892
Others				Expand networks and required space		1,250
Total					5,944	5,944

4.	Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Wireless	Services	Mobile communication	Export	15,035	6,773	2,526
			Domestic	13,254,243	13,521,108	13,313,006
			Subtotal	13,269,278	13,527,881	13,315,532
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	94,387	63,608	28,002
			Domestic	2,400,186	2,386,312	2,296,387
			Subtotal	2,494,573	2,449,920	2,324,389
Other	Services	Display and Search ad., Content	Export	53,622	20,798	14,049
			Domestic	1,319,261	1,165,199	948,084
			Subtotal	1,372,883	1,185,997	962,133
Total			Export	163,044	91,179	44,577
			Domestic	16,973,690	17,072,619	16,557,477
			Total	17,136,734	17,163,798	16,602,054

(Unit: in millions of Won)

For the year ended December 31, 2015	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	14,962,689	3,162,712	2,113,543	20,238,944	(3,102,210)	17,136,734
Internal sales	1,693,411	668,139	740,660	3,102,210	(3,102,210)	—
External sales	13,269,278	2,494,573	1,372,883	17,136,734	—	17,136,734
Operating income (loss)	1,678,339	108,252	(78,585)	1,708,006	—	1,708,006
Profit (loss) for the period	—	—	—	—	—	2,035,365
Total assets	23,861,267	3,600,890	3,008,592	30,470,749	(1,889,362)	28,581,387
Total liabilities	9,788,635	2,284,362	963,612	13,036,609	170,682	13,207,291

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5.	Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap and interest rate swap contracts under cash flow hedge accounting as of December 31, 2015 are as follows.

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Cross currency swap	Citibank and five other banks	Jun. 12, 2012 – Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Barclays and nine other banks	Nov. 1, 2012 – May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Cross currency swap	BNP Paribas and three other banks	Jan. 17, 2013 – Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated loan face value of US$74,817,000)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

B.	Treatment of Derivative Instruments on the Balance Sheet

As of December 31, 2015, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows.

(Unit: in millions of Won and thousands of foreign currencies)

Hedged item	Fair value
	Cash flow hedge				Trading purposes	Total
	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation gain (loss)	Others(*1)
Non-current assets:
Convertible option(*2) (face amounts of Won 150 billion)	—	—	—	—	6,277	6,277
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(46,616)	(14,883)	11,180	129,806	—	79,487
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	(18,705)	(5,971)	56,738	—	—	32,062
Floating-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(5,748)	(1,835)	26,439	—	—	18,856
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(6,394)	—	32,870	—	—	26,476
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$74,817,000)	(4,072)	(1,300)	8,613	—	—	3,241
Total assets						166,399

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	(3,678)	(1,174)	(7,851)	—	—	(12,703)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	2,013	642	(79,248)	—	—	(76,593)

Total liabilities						(89,296)

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(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2014.

6.	Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Goods	Telcoware Co.	January 22, 2015	December 31, 2015	2014 B2B GOP Unmanned Security System Installation in eastern Korea	118
	Cremotech Co.	April 9, 2015	September 30, 2015	2015 Purchase of Smart Beam Laser Products	58
	Noori Telecom	November 8, 2012	April 30, 2015	2012 B2B Unit Price Contract for Wireless Modems to Remotely Read Meters of KEPCO’s Transformer Users	52
	SK Planet Co., Ltd.	August 27, 2015	December 31, 2016	2015-2016 Operation of T Mania Service	146
	Samsung Electronics Co., Ltd.	September 8, 2015	September 30, 2017	2015 B2B Tablets For Use in Renault Samsung Motors’ Vehicles	54
		October 7, 2015	September 30, 2017	2015 B2B Equipment for Busan Transportation Corporation’s LTE-R	48
	Lino Co., Ltd.	December 10, 2015	June 30, 2016	2015 B2B Changwon Smart Grid Expansion LEMS (Lino Round 1)	50
		December 10, 2015	July 31, 2016	2015 B2B Changwon Smart Grid Expansion LEMS (Lino Round 2)	50
Construction	Kocom	January 9, 2015	December 31, 2015	2014 B2B GOP Unmanned Security System Installation in eastern Korea	60
Equipment	Oracle Korea	January 1, 2015	December 31, 2017	2015 B2B SK Planet Oracle DBMS ULA	49
Real Estate	SK Broadband Co., Ltd.	February 1, 2015	January 31, 2016	Namsan Office Building Lease Contract	52
Real Estate	Individuals	January 1, 2015	December 31, 2015	Purchase of land (Jeonju region and 29 others)	331

Subtotal					1,068

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[SK Broadband]

Below are SK Broadband’s contracts related to its telecommunications equipment. In addition to the below, SK Broadband also has entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Automatically renewed for two years at a time unless specific amendments are requested
KEPCO	Provision of electric facilities	From Nov. 2015 to Nov. 2016 (Unless special reasons arise, the usage period will be renewed annually)	Use of electricity poles
Seoul City Railway	Use of telecommunication line conduits	From Jan. 2015 to Dec. 2017	Use of railway telecommunication conduit (Serviced areas to expand)
Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2013 (Renewal in progress, currently in the process of transitioning to private network system, plans to enter into a contract once completed and the remaining work is confirmed)	Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress, currently in discussion to decide usage unit price, future plans to enter into a contract)	Use of railway telecommunication conduit (Serviced areas to expand)
Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012 (Renewal in progress, in the completion stage of transitioning to private network system, currently reviewing whether to renew contract at the end of 2015)	Use of railway telecommunication conduit (Service lease)

*	Renewal is in progress after negotiation of lower usage fees.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Kakao Corp.

7.	R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)
Category	For the year ended December 31,			Remarks
	2015	2014	2013
Raw material	1,267	530	38	—
Labor	68,969	71,224	79,865	—
Depreciation	147,577	176,975	158,158	—
Commissioned service	37,001	67,802	22,923	—
Others	67,888	81,221	102,668	—
Total R&D costs	322,702	397,752	363,652	—
Sales and administrative expenses	315,790	390,943	352,385	—
Accounting
Development expenses (Intangible assets)	6,912	6,809	11,267	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.88%	2.32%	2.19%	—

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8.	Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Strategy Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands by providing solutions such as registering and licensing of the brands.

B.	Business-related Intellectual Property

[SK Telecom]

The Company holds 5,527 Korean-registered patents, 371 U.S.-registered patents, 238 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 866 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 418 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of December 31, 2015, SK Planet held 2,607 registered patents, 130 registered design marks, 1,219 registered trademarks and five copyrights (including those held jointly with other companies) in Korea. It also holds 123 U.S.-registered patents, 92 Chinese-registered patents, 66 Japanese-registered patents, 37 E.U.-registered patents (all including patents held jointly with other companies) and 271 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of December 31, 2015, SK Communications held 86 registered patents, 26 registered design rights and 631 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

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III.	FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of and for the years ended December 31, 2015, 2014 and 2013. The Company’s audited consolidated financial statements as of and for the years ended December 31, 2015 and 2014, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Assets
Current Assets	5,160,242	5,083,148	5,123,415
• Cash and Cash Equivalents	768,922	834,429	1,398,639
• Accounts Receivable – Trade, net	2,344,867	2,392,150	2,257,316
• Accounts Receivable – Other, net	673,739	690,527	643,603
• Others	1,372,714	1,166,042	823,857
Non-Current Assets	23,421,145	22,858,085	21,453,100
• Long-Term Investment Securities	1,207,226	956,280	968,527
• Investments in Associates and Joint Ventures	6,896,293	6,298,088	5,325,297
• Property and Equipment, net	10,371,256	10,567,701	10,196,607
• Intangible Assets, net	2,304,784	2,483,994	2,750,782
• Goodwill	1,908,590	1,917,595	1,733,261
• Others	732,996	634,427	478,626
Total Assets	28,581,387	27,941,233	26,576,515
Liabilities
Current Liabilities	5,256,493	5,420,310	6,069,220
Non-Current Liabilities	7,950,798	7,272,653	6,340,738
Total Liabilities	13,207,291	12,692,963	12,409,958
Equity
Equity Attributable to Owners of the Parent Company	15,251,079	14,506,739	13,452,372
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	189,510	277,998	317,508
Retained Earnings	15,007,627	14,188,591	13,102,495
Reserves	9,303	(4,489)	(12,270)
Non-controlling Interests	123,017	741,531	714,185
Total Equity	15,374,096	15,248,270	14,166,557
Total Liabilities and Equity	28,581,387	27,941,233	26,576,515
Number of Companies Consolidated	37	40	28

	(Unit: in millions of Won except per share amounts)
	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Operating Revenue	17,136,734	17,163,798	16,602,054
Operating Income	1,708,006	1,825,105	2,011,109
Profit Before Income Tax	2,035,365	2,253,828	1,827,101
Profit for the Period	1,515,885	1,799,320	1,609,549
Profit for the Period Attributable to Owners of the Parent Company	1,518,604	1,801,178	1,638,964
Profit for the Period Attributable to Non-controlling Interests	(2,719)	(1,858)	(29,415)
Basic Earnings Per Share (Won)	20,988	25,154	23,211
Diluted Earnings Per Share (Won)	20,988	25,154	23,211

33

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of and for the years ended December 31, 2015, 2014 and 2013. The Company’s audited separate financial statements as of and for the years ended December 31, 2015 and 2014, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Assets
Current Assets	2,713,529	2,689,913	2,817,782
• Cash and Cash Equivalents	431,666	248,311	448,459
• Accounts Receivable – Trade, net	1,528,751	1,559,281	1,513,138
• Accounts Receivable – Other, net	264,741	305,990	388,475
• Others	488,371	576,331	467,710
Non-Current Assets	20,433,411	20,022,549	20,009,637
• Long-Term Investment Securities	726,505	608,797	729,703
• Investments in Subsidiaries and Associates	8,810,548	8,181,769	8,010,121
• Property and Equipment, net	7,442,280	7,705,906	7,459,986
• Intangible Assets, net	1,766,069	1,928,169	2,239,167
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	381,773	291,672	264,424
Total Assets	23,146,940	22,712,462	22,827,419
Liabilities
Current Liabilities	3,491,306	3,378,046	4,288,073
Non-Current Liabilities	5,876,174	5,792,195	5,223,938
Total Liabilities	9,367,480	9,170,241	9,512,011
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	369,446	433,894	433,894
Retained Earnings	13,418,603	12,996,790	12,665,699
Reserves	(53,228)	66,898	171,176
Total Equity	13,779,460	13,542,221	13,315,408
Total Liabilities and Equity	23,146,940	22,712,462	22,827,419

(Unit: in millions of Won except per share amounts)

	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Operating Revenue	12,556,979	13,012,644	12,860,379
Operating Income	1,658,776	1,737,160	1,969,684
Profit Before Income Tax	1,469,444	1,321,750	1,220,797
Profit for the Period	1,106,761	1,028,541	910,157
Basic Earnings Per Share (Won)	15,233	14,262	12,837
Diluted Earnings Per Share (Won)	15,233	14,262	12,837

2.	Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

34

B.	Allowance for Doubtful Accounts

(1)	Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2015
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,629,605	239,495	9%
Loans	141,878	25,529	18%
Accounts receivable – other	755,151	78,992	10%
Accrued income	10,753	—	0%
Guarantee deposits	299,142	—	0%
Total	3,836,529	344,016	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2014
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,682,595	221,909	8%
Loans	157,934	27,694	18%
Accounts receivable – other	772,711	78,588	10%
Accrued income	10,134	—	0%
Guarantee deposits	289,009	—	0%
Total	3,912,383	328,191	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2013
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,495,155	224,685	9%
Loans	164,306	27,469	17%
Accounts receivable – other	715,405	71,802	10%
Accrued income	11,970	29	0%
Guarantee deposits	252,148	—	0%
Total	3,638,984	323,985	9%

(2)	Movements in Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Beginning balance	328,191	323,985	300,668
Increase of allowance for doubtful accounts	75,773	63,697	79,330
Reversal of allowance for doubtful accounts	—	—	(359)
Write-offs	(87,798)	(89,529)	(76,697)
Other	27,850	30,039	21,042
Ending balance	344,016	328,191	323,985

(3)	Policies for Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

35

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of December 31, 2015
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – trade	2,286,175	96,297	166,693	80,440	2,629,605
Percentage	86.9%	3.7%	6.3%	3.1%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Merchandise	242,230	246,738	161,928
Goods in transit	—	—	—
Other inventories	31,326	20,929	15,192
Total	273,556	267,667	177,120
Percentage of inventories to total assets [ Inventories / Total assets ]	0.96%	0.96%	0.67%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	7.23	7.55	6.20

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See notes 4(5) to 4(7) and 4(16) of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2015 and 2014 for more information.

36

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company.

(As of December 31, 2015)			(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 54	Sept. 12, 2006	Sept. 12, 2016	200,000	Sept. 4, 2006	Shinhan Investment Corp.
Unsecured Bond – Series 57-2	March 3, 2008	March 3, 2018	200,000	Feb. 22, 2008	Shinhan Investment Corp.
Unsecured Bond – Series 59-1	Jan. 22, 2009	Jan. 22, 2016	40,000	Jan. 14, 2009	Samsung Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 400%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on October 27, 2015

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 60-1	March 5, 2009	March 5, 2016	230,000	Feb. 24, 2009	NH Investment & Securities Co., Ltd.
Unsecured Bond – Series 61-1	Dec. 27, 2011	Dec. 27, 2016	110,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 300%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on October 28, 2015

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-1	Aug. 28, 2012	Aug. 28, 2019	170,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 300%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on October 27, 2015

37

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-1	May 14, 2014	May 14, 2019	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-4	May 14, 2014	May 14, 2029	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 21, 2015

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 67-1	July 17, 2015	July 17, 2018	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-4	July 17, 2015	July 17, 2030	50,000	July 9, 2015	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Expected to submit within the next month

38

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 68-1	November 30, 2015	November 30, 2018	80,000	November 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	November 30, 2015	November 30, 2025	100,000	November 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	November 30, 2015	November 30, 2035	70,000	November 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-4	November 30, 2015	November 30, 2030	50,000	November 18, 2015	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Expected to submit within the next month

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

(As of December 31, 2015)			(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 36-3	Jan. 19, 2012	Jan. 19, 2017	100,000	January 11, 2012	Samsung Securities Co., Ltd.
Unsecured Bond – Series 37-2	Oct. 12, 2012	Oct. 12, 2017	120,000	October 8, 2012	Hanwha Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 10 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Compliant

39

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 38-1	April 2, 2014	Oct. 2, 2016	80,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 38-2	April 2, 2014	April 2, 2019	210,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 39	Sept. 29, 2014	Sept. 29, 2019	130,000	Sept. 17, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-1	Jan. 14, 2015	Jan. 14, 2018	50,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	October 6, 2015	October 6, 2020	130,000	September 22, 2015	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Compliant

40

IV. AUDITOR’S OPINION

1.	Auditor (Consolidated)

Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2.	Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Year ended December 31, 2015	Unqualified	N/A
Year ended December 31, 2014	Unqualified	N/A
Year ended December 31, 2013	Unqualified	N/A

3.	Auditor (Separate)

Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

4.	Audit Opinion (Separate)

Period	Auditor’s opinion	Issues noted
Year ended December 31, 2015	Unqualified	N/A
Year ended December 31, 2014	Unqualified	N/A
Year ended December 31, 2013	Unqualified	N/A

5.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

	(Unit: in millions of Won except number of hours)
Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2015	KPMG Samjong Accounting Corp.	Semi-annual review	1,320	18,127
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2014	KPMG Samjong Accounting Corp.	Semi-annual review	1,280	17,890
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2013	KPMG Samjong Accounting Corp.	Semi-annual review	1,250	17,796
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

41

B.	Non-Audit Services Contract with External Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2015	January 9, 2015	Audit of public WiFi	January 9-January 23, 2015	85
	September 30, 2015	Confirmation of debt ratio	September 30, 2015-October 5, 2015	30
	November 9, 2015	Audit of public WiFi	November 9-November 30, 2015	102
Year ended December 31, 2014	March 18, 2014	Due diligence of assets	March 18-April 2, 2014	50
	May 28, 2014	Tax advice	May 28-September 23, 2014	42
	June 12, 2014	Review of revised local tax laws	June 12-July14, 2014	22
Year ended December 31, 2013	N/A	—	—	—

6.	Change of Independent Auditors

Not applicable.

42

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Forward-Looking Statements

This section contains forward-looking statements with respect to the financial condition, results of operations and business of the Company and plans and objectives of the management of the Company. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

The Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this section, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of the Company and the political and economic environment in which the Company will operate in the future, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

2.	Overview

In the midst of an industry environment defined by fast-paced changes centered around LTE network-based data in the wireless telecommunications industry, the Company has strengthened the competitiveness of its telecommunications business and pursued a shift in the competitive paradigm by launching innovative products and services. As part of this effort, the Company enhanced customer value by launching new services to meet the needs of its customers by introducing, among others, “Band Data” plans, which are data-centric rate plans, the Luna phone and Club T Kids. The Company is also further developing its three next-generation growth platforms, IoT solutions, lifestyle enhancement and advanced media.

The Company’s operating revenue, on a consolidated basis, was Won 17,136.8 billion for the year ended December 31, 2015, a 0.2% decrease from 2014 due to a decrease in interconnection revenue, among other reasons. The Company’s operating income, on a consolidated basis, was Won 1,708.0 billion for the year ended December 31, 2015, a 6.4% decrease from 2014 due to an increase in costs related to the business expansion of its subsidiaries. For the year ended December 31, 2015, the Company’s EBITDA (as further explained below) and profit for the year were Won 4,701.0 billion and Won 1,515.9 billion, respectively.

In 2015, the Company’s capital expenditures, on a separate basis, were Won 1.9 trillion, which is less than the capital expenditure budget set at the beginning of the year. The Company expects that the capital expenditure amount in the mid- to long-term future will decrease and stabilize due to better technology and its efforts to invest more efficiently.

Cash dividends for 2015 were Won 10,000 per common share, which include interim dividends of Won 1,000 per common share paid during the year.

43

3.	Analysis of Consolidated Financial Position

(Unit: in billions of Won, except percentages)

	As of December 31, 2015	As of December 31, 2014	Change from 2014 to 2015		Percentage Change from 2014 to 2015
Total Assets	28,581	27,941	640		2.3%
Current Assets	5,160	5,083	77		1.5%
• Cash and Marketable Securities(1)	1,505	1,298	207		15.9%
Non-Current Assets	23,421	22,858	563		2.5%
• Property and Equipment and Investment Property	10,386	10,583	(197)		(1.9%)
• Intangible Assets and Goodwill	4,213	4,402	(189)		(4.3%)
• Long-term Financial Instruments, Long-term Investment Securities and Investment in Associates	8,114	7,255	859		11.8%
Total Liabilities	13,207	12,693	514		4.0%
Current Liabilities	5,257	5,420	(163)		(3.0%)
• Short-term Borrowings	260	367	(107)		(29.2%)
• Current Portion of Long-term Debt	824	784	40		5.1%
Non-Current Liabilities	7,951	7,273	678		9.3%
• Debentures and Long-term Borrowings, Excluding Current Portion	6,561	5,799	762		13.1%
Total Equity	15,374	15,248	126		0.8%
Interest-bearing Financial Debt(2)	7,557	6,792	765		11.3%
Debt-to-Equity Ratio(3)	49.2%	44.5%	4.7	%p	—

(1)	Cash & marketable securities includes cash & cash equivalents, marketable securities and short-term financial instruments.
(2)	Interest-bearing financial debt: Total of short-term borrowings, current portion of long-term debt and debentures and long-term borrowings
(3)	Debt-to-equity ratio: Interest-bearing financial debt / Total Equity

A.	Assets

As of December 31, 2015, SK Telecom’s assets comprised 81% of the Company’s assets, on a consolidated basis.

The Company’s current assets as of December 31, 2015 increased from the end of the previous year, primarily due to an increase in cash and cash equivalents from increased borrowings. Non-current assets as of December 31, 2015 increased 2.5% from the end of the previous year, primarily due to the Company’s investments in its LTE network and an increase in the value of SK Hynix shares.

B.	Liabilities

As of December 31, 2015, SK Telecom’s liabilities comprised 71% of the Company’s liabilities, on a consolidated basis.

The Company’s current liabilities as of December 31, 2015 decreased 3.0% from the end of the previous year primarily due to the payment of payables related to the acquisition of frequency licenses. Non-current liabilities as of December 31, 2015 increased 9.3% from the end of the previous year mainly due to the debentures issued by SK Telecom and its subsidiaries.

44

4.	Analysis of Consolidated Financial Information

(Unit: in billions of Won, except percentages)

	For the year ended December 31, 2015	For the year ended December 31, 2014	Change from 2014 to 2015		Percentage Change from 2014 to 2015
Operating Revenue	17,137	17,164	(27)		(0.2%)
Operating Expense	15,429	15,339	90		0.6%
Operating Income	1,708	1,825	(117)		(6.4%)
Operating Margin	9.9%	10.6%	(0.7	%p)	—
Net Other Income (Loss)	327	429	(102)		(23.8%)
Profit Before Income Tax	2,035	2,254	(219)		(9.7%)
Profit for the Year	1,516	1,799	(283)		(15.7%)
Net Margin	8.8%	10.5%	(1.7	%p)	—
Profit for the Year Attributable to Owners of the Parent Company	1,519	1,801	(282)		(15.7%)
Profit for the Year Attributable to Non-controlling Interests	(3)	(2)	(1)		(50.0%)
EBITDA(1)	4,701	4,717	(16)		(0.3%)
EBITDA Margin	27.4%	27.5%	(0.1	%p)	—

(1)	EBITDA: Sum of operating income and depreciation and amortization expenses (including depreciation and amortization expenses related to research and development)

A.	Operating Revenue

The Company’s operating revenue for the year ended December 31, 2015 decreased 0.2% from the previous year, primarily due to a decrease in interconnection revenue.

B.	Operating Profit

The Company’s operating income for the year ended December 31, 2015 decreased 6.4% from the previous year, primarily due to an increase in costs related to the business expansion of its subsidiaries.

C.	Operating Expense

(Unit: in billions of Won, except percentages)

	For the year ended December 31, 2015	For the year ended December 31, 2014	Change from 2014 to 2015	Percentage Change from 2014 to 2015
Labor Cost	1,894	1,660	234	14.1%
Commissions Paid	5,207	5,693	(486)	(8.5%)
Advertising	405	416	(11)	(2.6%)
Depreciation and Amortization(1)	2,993	2,892	101	3.5%
Network Interconnection	958	997	(39)	(3.9%)
Leased Line Fees	200	211	(11)	(5.2%)
Frequency License Fees	190	188	2	1.1%
Cost of Products that have been Resold	1,956	1,680	276	16.4%
Others	1,627	1,602	25	1.6%
Total Operating Expense	15,430	15,339	91	0.6%

(1)	Includes depreciation and amortization expenses related to research and development.

Labor cost for the year ended December 31, 2015 increased 14.1% from the previous year primarily due to one-time severance payments in connection with the Company’s periodic early retirement program. Commissions paid for the year ended December 31, 2015 decreased 8.5% from the previous year primarily due to the decrease in marketing expenses in light of a stabilized competitive environment. Depreciation and amortization expenses increased 3.5% from the previous year mainly due to an increase in capital expenditures by the Company for its LTE network and an increase in amortization expenses for its frequency licenses.

45

5.	Analysis of SK Telecom’s Separate Operating Information

A.	Number of Subscribers

	For the year ended December 31, 2015	For the year ended December 31, 2014	Change from 2014 to 2015		Percentage Change from 2014 to 2015
Subscribers (thousands)	28,626	28,279	347		1.2
Net Increase	348	930	(582)		(62.6)
Activations	5,993	7,835	(1,841)		(23.5)
Deactivations	5,645	6,905	(1,259)		(18.2)
Monthly Churn Rate (%)	1.5%	2.1%	(0.5	%p)	—
Average Subscribers (thousands)	28,315	27,945	370		1.3
Smartphone Subscribers	20,622	19,495	1,128		5.8
LTE Subscribers	18,980	16,737	2,242		13.4

The number of LTE subscribers as of December 31, 2015 was 18.98 million. The growth in LTE subscribers is expected to be the basis for long-term future growth. The number of smartphone subscribers as of December 31, 2015 was 20.62 million and constituted 72.0% of all SK Telecom subscribers.

B.	Average Monthly Revenue per Subscriber

	For the year ended December 31, 2015	For the year ended December 31, 2014	Change from 2014 to 2015	Percentage Change from 2014 to 2015
Billing Average Monthly Revenue per Subscriber (Won)	36,582	36,101	480	1.3%

*	The billing average monthly revenue per subscriber (“ARPU”) is derived by dividing the sum of total SK Telecom and SK Planet revenues from voice service and data service (but excluding revenue from MVNO subscribers) for the period by the monthly average number of subscribers that are not MVNO subscribers for the period, then dividing that number by the number of months in the period. Although the definition of ARPU may vary by company, it is a measure that is widely used in the telecommunications industry for revenue comparison purposes.

In 2015, the increase in LTE subscribers led to an increase in average revenue per subscriber to Won 36,582, a 1.3% increase compared to the previous year.

6.	Guidance for Fiscal Year 2016

The Company announced the following guidance for fiscal year 2015 during its earnings release conference call on February 2, 2016.

1.	Operating revenue (consolidated): Won 17.6 trillion

2.	SK Telecom’s capital expenditures (separate): Won 2.0 trillion

3.	Cash dividends: The Company will decide on the level of cash dividends taking into consideration various factors such as the overall business environment and the Company’s financial condition.

7.	Liquidity

As of December 31, 2015, the Company’s debt-to-equity ratio (as calculated based on the interest-bearing financial debt) was 49.2% compared to 44.5% as of December 31, 2014. The net debt-to-equity ratio (as calculated based on the interest-bearing financial debt minus cash and marketable securities) was 39.4% and 36.0% at the end of 2015 and 2014, respectively. Interest coverage ratio (EBITDA / interest expense) was 15.8 and 14.6 at the end of 2015 and 2014, respectively. The Company continues to have sufficient liquidity.

46

8.	Financing

As of December 31, 2015, the Company’s aggregate interest bearing debt amounted to Won 7,557 billion, comprising long-term and short-term borrowings, debentures and current portion of long-term borrowings, which increased by 11.3% from Won 6,792 billion as of December 31, 2014.

9.	Investments

The Company did not make any significant investments in 2015.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.	Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of six members: four independent directors and two inside directors. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

(As of December 31, 2015)
Total number of persons	Inside directors	Independent directors
6	Dong Hyun Jang, Dae Sik Cho	Jay Young Chung, Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn

At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was newly elected as an inside director. At the meeting of the Board of Directors held on March 20, 2015, Jay Young Chung was appointed as the chairman of the Board of Directors.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
371st (the 1st meeting of 2015)	February 5, 2015

•    Financial statements as of and for the year ended December 31, 2014

•    Annual business report as of and for the year ended December 31, 2014

•    Bond offering

•    Lease contract of Namsan office building with SK Broadband

•    Report of internal accounting management

•    Report for the period after the fourth quarter of 2014

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

372nd (the 2nd meeting of 2015)	February 24, 2015	• Convocation of the 31st General Meeting of Shareholders • Report of internal accounting management	Approved as proposed —

373rd (the 3rd meeting of 2015)	March 20, 2015

•    Election of the representative director

•    Election of the chairman of the Board of Directors

•    Election of committee members

•    Financial transactions with affiliated company (SK Securities)

•    Share Exchange with SK Broadband

•    Disposal of treasury shares

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

47

Meeting	Date	Agenda	Approval
374th (the 4th meeting of 2015)	April 23, 2015	• Additional investment in Neosnetworks • Reappointment of compliance officer • Provision of funds for management of the 2015 SUPEX meetings • Report for the period after the first quarter of 2015	Approved as proposed Approved as proposed Approved as proposed —
375th (the 5th meeting of 2015)	May 6, 2015	• Approval of Share Exchange Agreement with SK Broadband	Approved as proposed
376th (the 6th meeting of 2015)	May 29, 2015	• Purchase of SK Broadband shares • Report in relation to the equity spinoff for SK Planet’s cloud streaming business	Approved as proposed —
377th (the 7th meeting of 2015)	June 25, 2015

•    Transactions with SK C&C in the third quarter of 2015

•    Transactions with INFOSEC Co., Ltd. in the third quarter of 2015

•    Bond offering

•    Transactions regarding corporate bonds with affiliated company (SK Securities)

•    Financial transactions with affiliated company (SK Securities)

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
378th (the 8th meeting of 2015)	July 23, 2015

•    Service transactions with SK (China) Enterprise Management Co., Ltd.

•    Investment in Entrix Co., Ltd.

•    Extension of maturity of KIF(Korea IT Fund)

•    Extension of SK Telecom’s CVC

•    Payment of interim dividends

•    Report on the financial results for the first half of 2015

•    Report for the period after the second quarter of 2015

•    Status of SK Telecom’s media business

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — — —
379th (the 9th meeting of 2015)	September 24, 2015

•    Next generation information technology business proposal

•    Transactions with INFOSEC Co., Ltd. in the fourth quarter of 2015

•    Transactions with SK Holdings in the fourth quarter of 2015

•    Transactions of marketable securities with SK Planet

•    Acquisition of treasury shares

•    Transactions regarding corporate bonds with affiliated company (SK Securities)

•    Financial transactions with affiliated company (SK Securities)

•    Plans for participation in internet bank consortium

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
380th (the 10th meeting of 2015)	October 19, 2015	• Bond offering • Report for the period after the third quarter of 2015	Approved as proposed —
381st (the 11th meeting of 2015)	November 2, 2015	• Acquisition of shares of CJ HelloVision	Approved as proposed
382nd (the 12th meeting of 2015)	November 26, 2015

•    Transactions with SK Forest Co., Ltd. in 2016

•    Agreement for joint management of aircraft for business use in 2016

•    Approval of limit for short-term bond issuance

•    Maintenance services of base station in 2016

•    Evaluation results of compliance system and its effectiveness

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
383rd (the 13th meeting of 2015)	December 18, 2015

•    Management plan for 2016

•    Transactions with SK Holdings in the first quarter of 2016

•    Transactions with INFOSEC Co., Ltd. in 2016

•    Resale of fixed-line telecommunications services with SK Broadband

•    Transactions regarding corporate bonds with affiliated company (SK Securities)

•    Financial transactions with affiliated company (SK Securities)

•    Purchase of handset receivables from PS&M in 2016

•    Operation of customer service channel in 2016

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.
*	The term of Hyun Chin Lim ended on March 20, 2015.

48

C.	Committees within Board of Directors

(1)	Committee structure (as of December 31, 2015)

(a)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jay Young Chung, Dae Shick Oh, Jae Hoon Lee	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jay Young Chung, Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jay Young Chung, Dae Shick Oh, Jae Hyeon Ahn,	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Dong Hyun Jang	Jae Hoon Lee, Jae Hyeon Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

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2.	Audit System

The Company’s Audit Committee consists of three independent directors, Dae Shick Oh, Jae Hoon Lee and Jae Hyeon Ahn.

Major activities of the Audit Committee as of December 31, 2015 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2015	February 4, 2015

•    Report of internal accounting management system

•    Review of business and audit results for the second half of 2014 and business and audit plans for 2015

•    Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•    Service contract with SKTCH

•    Transactions with INFOSEC Co., Ltd. in the first quarter of 2015

•    Engagement of Independent Auditing Firm for 2015 to 2017

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The 2nd meeting of 2015	February 23, 2015

•    Report on the IFRS audit of fiscal year 2014

•    Report on review of 2014 internal accounting management system

•    Evaluation of internal accounting management system operation

•    Agenda and document review for the 31st General Meeting of Shareholders

•    Auditor’s report for fiscal year 2014

•    Construction of fixed-line and wireless networks in 2015

•    Contract for payment of customer appreciation gifts in 2015

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The 3rd meeting of 2015	March 19, 2015	• Transactions with SK C&C Co., Ltd. in the second quarter of 2015 • Transactions with INFOSEC Co., Ltd. in the second quarter of 2015 • Transaction with SK Planet Co., Ltd. for VIP program in 2015	Approved as proposed Approved as proposed Approved as proposed
The 4th meeting of 2015	April 22, 2015

•    Election of the chairman

•    Purchase of maintenance, repair and operations items from Happynarae Co., Ltd.

•    Remuneration for outside auditor for fiscal year 2015

•    Outside auditor service plan for fiscal year 2015

•    Audit plan for fiscal year 2015

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
The 5th meeting of 2015	May 29, 2015	• Construction of fixed-line and wireless networks in 2015	Approved as proposed
The 6th meeting of 2015	July 22, 2015

•    Remuneration increase for outside auditors for fiscal year 2015

•    Review report of outside auditors for the first half of fiscal year 2015

•    Review of business and audit results for the first half of 2015 and business and audit plans for the second half of 2015

Approved as proposed — —
The 7th meeting of 2015	November 25, 2015

•    Contract for maintenance services of switchboards in 2016

•    Contract for maintenance services of transmission equipment and optical cables in 2016

•    Lease agreement for telecommunication equipment and facilities in 2016

•    Subcontract agreement for fixed-line network services in 2016

•    Construction of fixed-line and wireless networks in 2015

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The 8th meeting of 2015	December 17, 2015	• Agency contract for collection of accounts receivable in 2016 • Service agreement with SK Wyverns in 2016	Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

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3.	Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

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VII.	SHAREHOLDERS

1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2015)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	4,000	0.00	1,067	0.00
Dong Hyun Jang	Officer of the Company	Common share	0	0.00	251	0.00
Myung Hyun Cho	Officer of affiliated company	Common share	0	0.00	60	0.00
Total		Common share	20,368,290	25.22	20,364,930	25.22

B.	Overview of the Largest Shareholder

As of December 31, 2015, the Company’s largest shareholder was SK Holdings Co., Ltd. (“SK Holdings”) with 20,363,452 shares (25.22%) of the Company. SK Holdings was established on April 13, 1991 and was made public on the securities market for the first time under the name SK C&C Co., Ltd. on November 11, 2009. On August 3, 2015, SK Holdings merged with and into SK C&C and the merged entity was renamed SK Holdings. The main business of SK Holdings includes managing its subsidiaries as a holding company, IT services, security services and logistics services, among others.

C.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of December 31, 2015)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Holdings	January 31, 2012	20,366,290	25.22	Retirement of Bang Hyung Lee, a former officer of an affiliated company (ownership of 200 shares of the Company)
	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
June 9, 2015	20,365,006	25.22	Purchase through the Share Exchange between
SK Broadband and SK Telecom (Shin Won
Chey, SKC’s Chairman, purchased 1,067
shares, and Myung Hyun Cho, SK Broadband’s
				independent director, purchased 136 shares)
	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares

*	Shares held are the sum of shares held by SK Holdings and its related parties.

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2.	Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of December 31, 2015)			(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	9,245,141	11.45	—
2	SK Holdings	20,363,452	25.22	—
3	SK Telecom	10,136,551	12.55	Treasury shares
4	National Pension Service	6,963,591	8.62	—
Shareholdings under the Employee Stock Ownership Program		67	0.00	—

B.	Shareholder Distribution

(As of December 31, 2015)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	62,620	99.87%	33,220,219	41.14%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

3.	Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		December 2015	November 2015	October 2015	September 2015	August 2015	July 2015
Common stock	Highest	234,000	238,500	261,500	263,000	258,000	257,000
	Lowest	215,000	227,000	241,000	241,000	238,000	237,000
Monthly transaction volume		3,422,164	5,455,214	3,438,373	3,739,852	4,385,257	3,564,039

B.	Foreign Securities Market

New York Stock Exchange	(Unit: in U.S. dollars and number of American Depositary Receipts)

Types		December 2015	November 2015	October 2015	September 2015	August 2015	July 2015
Depository Receipt	Highest	22.35	22.72	25.49	24.47	24.46	25.22
	Lowest	20.15	21.61	23.56	22.51	22.08	22.55
Monthly transaction volume		10,125,454	10,721,722	11,570,760	12,084,913	9,995,140	10,941,676

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VIII.	EMPLOYEES AND DIRECTORS

1.	Employees

(As of December 31, 2015)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the year 2015	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	3,433	—	71	—	3,504	12.6	374,991	105
—	Female	492	—	50	—	542	9.9	41,762	73
Total		3,925	—	121	—	4,046	12.2	416,753	101

*	Based on Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of February 2015).
*	Average wage per person was calculated based on the average number of employees for the year ended December 31, 2015 (Total: 4,124, Male: 3,558 Female: 566)

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of December 31, 2015)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	6	12,000

B.	Amount Paid

(As of December 31, 2015)			(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	4	2,266	567
Independent Directors	2	132	66
Audit Committee Members	3	199	66
Total	9	2,597	—

3.	Individual Compensation of Directors

A.	Amount Paid

(As of December 31, 2015)		(Unit: in millions of Won)
Name	Title	Aggregate Amount Paid
Sung Min Ha	Chief Executive Officer and President	716
Dong Seob Jee	Head of Strategy & Planning Office	527

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B.	Method of Calculation

Name	Method of calculation
Sung Min Ha

Total remuneration

•    Won 716 million (consisting of Won 163 million in salary and Won 553 million in bonus).

•    Did not receive any other income or retirement income.

Salary

•    Annual salary is set within the executive compensation limit established by the board of directors and reflects the relevant position of the director.

•    Annual salary is equally divided and paid on a monthly basis.

Bonus

•    Bonus is awarded based on performance in the previous year and is composed of target incentive payments and profit sharing payments.

•    Bonus in the range of 0 to 200% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as leadership, meeting the Company’s strategy plans, expertise and other contributions.

•    Financial indicators: For the year ended December 31, 2014, the Company met its financial targets with revenue of Won 17.2 trillion and operating profit of Won 1.8 trillion.

•    Non-financial indictors: Mr. Ha contributed to the Company’s market leadership position despite intensified competition in the industry (maintaining number one position in the industry by National Customer Satisfaction Index for the previous 17 years and being first to commercialize L3 technology globally) and enhanced mid-to-long term sustainability by establishing the foundation of its growth business areas of solutions, IPTV and healthcare.

Dong Seob Jee

Total remuneration

•    Won 527 million (consisting of Won 82 million in salary, Won 441 million in bonus and Won 4 million in other income).

•    Did not receive any retirement income.

Salary

•    Annual salary is set within the executive compensation limit established by the board of directors and reflects the relevant position of the director.

•    Annual salary is equally divided and paid on a monthly basis.

Bonus

•    Bonus is awarded based on performance in the previous year and is composed of target incentive payments and profit sharing payments.

•    Bonus in the range of 0 to 200% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as leadership, meeting the Company’s strategy plans, expertise and other contributions.

•    Financial indicators: For the year ended December 31, 2014, the Company met its financial targets with revenue of Won 17.2 trillion and operating profit of Won 1.8 trillion.

•    Non-financial indictors: Mr. Jee contributed to increasing the Company’s corporate value by changing the market perception of the Company to be more positive.

Other income

•    Other income consists of payment of medical expenses and tuition in accordance with the Company’s guidelines.

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IX.	RELATED PARTY TRANSACTIONS

1.	Line of Credit Extended to the Largest Shareholder

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	1,221	—	—	1,221	—	—

2.	Transfer of Assets to/from the Largest Shareholder and Other Transactions

A.	Investment and Disposition of Investment

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Investment	Transaction date	Base date	Transaction items	Transaction amount
Neosnetworks	Affiliate	Acquisition of shares	April 29, 2015	—	Registered common shares	39,999

B.	Acquisition and Sale of Securities

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Investment	Transaction date	Base date	Transaction items	Transaction amount
SK Broadband	Affiliate	Purchase of shares	June 1, 2015	—	Registered common shares	186,817
SK Planet	Affiliate	Property dividends	September 30, 2015	—	Registered common shares	140,834

C.	Transfer of Assets

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Transferred Assets	Purpose of Transfer	Date of Transfer	Purchase Price	Sale Price
SK Broadband	Affiliate	Vehicles and transportation equipment	Disposition of assets	March 17, 2015	—	32	—
SK Planet	Affiliate	Machinery and equipment	Disposition of assets	March 31, 2015	—	1	—
PS&Marketing	Affiliate	Vehicles, computer software and trademark rights	Transfer of Business	April 30, 2015	—	152	—
SK Innovation	Affiliate	Incidental expenses for the acquisition of aircraft	Disposition of assets	July 31, 2015	—	1,743
SK Telesys	Affiliate	Machinery and equipment	Disposition of assets	July 29, 2015	—	21
SK Telesys	Affiliate	Machinery and equipment	Disposition of assets	November 12, 2015	—	5
SK Telesys	Affiliate	Machinery and equipment	Disposition of assets	November 23, 2015	—	1
Total					—	1,955	—

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D.	Transfer of Business

None.

3.	Transactions with the Largest Shareholder

(Unit: in millions of Won)

Name (Corporate name)	Relationship	Investment	Transaction period	Transaction items	Transaction amount
PS&Marketing	Affiliate	Sales/Purchases	January 1, 2015 to December 31, 2015	Marketing commissions, etc.	810,576
SK Broadband	Affiliate	Sales/Purchases	January 1, 2015 to December 31, 2015	Interconnection revenues, etc.	679,070
SK Planet	Affiliate	Sales/Purchases	January 1, 2015 to December 31, 2015	Contents usage fees, etc.	735,708

4.	Related Party Transactions

See note 36 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding related party transactions.

5.	Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	82,739	363,997	(388,134)	58,602	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—
Wave City Development, Inc.	Investee	Short-term loans	1,200	690	—	1,890	—	—

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X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

Date	Resolution	Description	Status
November 2, 2015	Acquisition of other company shares and investment securities	1. Issuing company: CJ HelloVision

2. Expected acquisition: 23,234,060 common
shares (30.0%)

3. Amount to be paid: Won 500 billion

4. Acquisition Method: cash

5. Purpose of acquisition: To secure position
as the next generation media platform
provider through merger with subsidiary SK
Broadband

The acquisition is subject to certain closing conditions, including obtaining regulatory approval from the relevant authorities.
January 21, 2016	Merger	1. Target business: The location-based
services business and the ancillary mobile
phone verification services business of SK
Planet

2. Purpose of merger: To strengthen the
Company’s platform business capabilities
and to refocus SK Planet’s business portfolio
on its commerce business

The merger agreement was entered into on February 2, 2016 and the transaction closed on April 5, 2016.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
27th Fiscal Year Meeting of Shareholders (March 11, 2011)

1.      Approval of the financial statements for the  year ended December 31, 2010

2.      Approval of Remuneration Limit for Directors

3.      Amendment to Company Regulation on  Executive Compensation

4.      Election of directors

•    Election of inside directors

•    Election of independent directors

•    Election of independent directors as Audit Committee members

Approved (Cash dividend, Won 8,400 per share)

Approved

Approved (Won 12 billion)

Approved (Sung Min Ha, Jin Woo So)

Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)

Approved (Jay Young Chung, Jae Ho Cho)

1st Extraordinary Meeting of Shareholders of 2011 (August 31, 2011)	1. Approval of the Spin-off Plan 2. Election of director	Approved (Spin-off of SK Planet) Approved (Jun Ho Kim)

28th Fiscal Year Meeting of Shareholders (March 23, 2012)

1.      Approval of the financial statements for the  year ended December 31, 2011

2.      Amendment to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

•    Election of an inside director

•    Election of an independent director

4.      Election of an independent director as Audit  Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Young Tae Kim) Approved (Dong Seob Jee) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim) Approved (Won 12 billion)

58

Date	Agenda	Resolution

29th Fiscal Year Meeting of Shareholders (March 22, 2013)

1.      Approval of the financial statements for the  year ended December 31, 2012

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

•    Election of an independent director

4.      Election of an independent director as Audit  Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Dae Sik Cho) Approved (Dae Shick Oh) Approved (Dae Shick Oh) Approved (Won 12 billion)

30th Fiscal Year Meeting of Shareholders (March 21, 2014)

1.      Approval of the financial statements for the year ended December 31, 2013

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

•    Election of an independent director

•    Election of an independent director

•    Election of an independent director

4.      Election of an independent director as Audit  Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share)

Approved

Approved (Sung Min Ha)

Approved (Jay Young Chung)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

31st Fiscal Year Meeting of Shareholders (March 20, 2015)

1.      Approval of the financial statements for the year ended December 31, 2014

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Dong Hyun Jang) Approved (Jae Hoon Lee) Approved (Won 12 billion)

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1) Claim for copyright license fees regarding “Coloring” services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court which ruled in favor of the Company on September 4, 2014. KOMCA filed an appeal at the Supreme Court of Korea, and on January 15, 2015, the Supreme Court of Korea affirmed the Seoul High Court’s decision. There is no impact on the Company’s business or results of operation as the final outcome of this litigation has been rendered in favor of the Company.

B.	Other Matters

None.

59

[SK Broadband]

A.	Material Legal Proceedings

(1)	SK Broadband as the plaintiff

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Dispute to dismiss an order to compensate for damages	October 2014	715,121	Pending before appellate court
Others	March 2015	164,641
Total	—	879,762	—

(2)	SK Broadband as the defendant

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim by Mag Telecom Co., Ltd. and 7 others	January 2012	3,560,465	Pending before district court
Others		509,184
Total	—	4,069,649	—

The Company does not believe that the outcome of any of the proceedings in which SK Broadband is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

(1) Pledged assets and covenants

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to Won 1.2 billion to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to Won 10.2 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 18.5 billion to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

SK Broadband has entered into revolving credit facilities with a limit of Won 100 billion with Shinhan Bank and one other financial institution in relation to the Company’s loans.

[SK Planet]

A.	Material Legal Proceedings

As of December 31, 2015, there were eight pending cases proceeding with SK Planet as the defendant and the aggregate amount of the claim was Won 98.3 million. The management cannot reasonably forecast the outcome of this case and no amount in connection with this proceeding was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

None.

60

[SK Communications]

A.	Material Legal Proceedings

As of December 31, 2015, the aggregate amount of claims was Won 1.1 billion. The Company successfully defended some but not all suits relating to a leak of personal information of subscribers of NATE. Relevant proceedings remain pending at various courts in Korea. The management cannot reasonably forecast the outcome of the pending proceedings, and as a result, adjustments were not made in the financial statements of the Company. The Company does not believe that the outcome of any of the proceedings in which SK Communications is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of December 31, 2015 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
	Provisional deposit guarantee insurance for bonds	868,000
	Provisional attachment of real estate	118,000
	Total	1,686,000

[PS&Marketing]

A.	Other Contingent Liabilities

Shinhan Bank has provided a payment guarantee of Won 3 billion for PS&Marketing’s purchase of mobile devices from Apple Korea Ltd.

3.	Status of sanctions, etc.

[SK Telecom]

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of Won 21,928 million. The Company filed an administrative proceeding to appeal the order and the Seoul High Court ruled against it on October 29, 2014. The Company appealed the decision, and the case is currently pending before the Supreme Court of Korea.

On February 6, 2012, the Company received three penalty points and was imposed a fine of Won 3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

On June 21, 2012, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to the safeguarding of location information. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2012.

On July 4, 2012, the Fair Trade Commission issued correctional orders and imposed fines on the Company and seven affiliated companies for alleged unfair advantage provided to SK C&C, an affiliated company, in services fees for information technology system management and operation. The Company and SK Planet were imposed fines of Won 25,042 million and Won 1,349 million, respectively. The Company and the seven affiliated companies appealed the orders and on May 14, 2014, won the suit at the Seoul High Court. The Fair Trade Commission appealed the decision, and on March 10, 2016, the Supreme Court of Korea ruled in favor of the Company.

61

On December 24, 2012, the Korea Communications Commission imposed on the Company a fine of Won 6.89 billion, imposed a suspension on acquiring new subscribers from January 31, 2013 to February 21, 2013 and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2013.

On January 11, 2013, the Company received a correctional order and a fine of Won 100 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the Company’s transactions with its distribution network. The Company paid the fine by May 10, 2013.

On March 14, 2013, the Korea Communications Commission imposed on the Company a fine of Won 3.14 billion and issued a correctional order in a case for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by April 2013.

On July 18, 2013, the Korea Communications Commission imposed on the Company a fine of Won 36.5 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by August 2013.

On August 21, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated procedural regulations related to terms and conditions of usage. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by November 2013.

On September 16, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to wholesale provision of telecommunication services. The Company completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by October 2013.

On November 15, 2013, the Korea Communications Commission imposed a fine of Won 676 million and issued a correctional order for limiting termination of telecommunication services. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by December 2013.

On December 27, 2013, the Korea Communications Commission imposed on the Company a fine of Won 56.0 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2014.

On March 7, 2014, the MSIP imposed a suspension of operations for 45 days for failure to observe the order of the Korea Communications Commission to cease providing discriminatory subsidies to subscribers. The Company suspended its operations during the period between April 5, 2014 and May 19, 2014, and reported to the MSIP on the implementation of actions pursuant to the suspension order by May 2014.

On March 13, 2014, the Korea Communications Commission imposed on the Company a fine of Won 16.65 billion, imposed a suspension on acquiring new customers for 7 days, and issued a correctional order for providing discriminatory subsidies to subscribers. In April 2014, the Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2014. The Company suspended acquisition of new customers during the period beginning September 11, 2014 and ending September 17, 2014, and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On January 31, 2013, the Seoul Central District Court acquitted Mr. Jae Won Chey, the Company’s former director and vice chairman, on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal of the above-mentioned former director, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea affirmed the Seoul High Court’s decision. While the court’s final decision on the appealed case is not expected to have a material effect on the Company’s financial position, investors should note that it is difficult to predict, among others, the market’s assessment of such case.

62

On August 21, 2014, the Korea Communications Commission imposed on the Company a fine of Won 37.1 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On December 4, 2014, the Korea Communications Commission imposed on the Company a fine of Won 800 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2015.

On March 12, 2015, the Korea Communications Commission imposed on the Company a fine of Won 934 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s compensation programs for used handsets. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2015.

On March 26, 2015, the Korea Communications Commission imposed on the Company a fine of Won 23.5 billion, imposed a suspension on acquiring new customers for seven days, and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and implemented the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in May 2015. The suspension on acquiring new customers was implemented from October 1, 2015 to October 7, 2015.

On May 13, 2015, the Korea Communications Commission imposed on the Company a fine of Won 3.56 billion and issued a correctional order for violating its obligations to protect personal information (a fine of Won 360 million imposed for violation of its obligations to protect personal information and Won 3.2 billion imposed for damaging users’ interests). The Company paid the fine in July 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in September 2015. Whether the correctional order on the violation of obligations to protect personal information will be enforced depends on the Court’s ruling following the Company’s filing of an administrative proceeding to appeal the order on June 24, 2015.

On May 28, 2015, the Korea Communications Commission imposed on the Company a fine of Won 350 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine in August 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in October 2015.

On December 10, 2015, the Korea Communications Commission imposed on the Company a fine of Won 560 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in February 2016.

On January 14, 2016, the Korea Communications Commission imposed on the Company a fine of Won 15 million and issued a correctional order for failure to comply with the retention period for its subscribers’ personal information. The Company plans to pay the fine and report to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

[SK Broadband]

(1)	Violation of the Telecommunications Business Act

•	Date: December 10, 2015

63

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its enforcement ordinance by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Make an official announcement about having received the correctional order

(2)	Violation of the Telecommunications Business Act

•	Date: May 28, 2015

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its enforcement ordinance by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Established plans to manage distribution network related to the misleading and exaggerated advertisements.

•	Company’s Plan: Make an official announcement about having received the correctional order and improve operational procedures.

(3)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: July 11, 2014

•	Sanction: SK Broadband received a correctional order (relating to the failure to notify consumers of information relating to cancellations of purchases) and a fine of Won 1 billion.

•	Reason and the Relevant Law: Violated Article 13 of the Act on Consumer Protection in Electronic Commerce by not having notified consumers of the procedures for cancellation of purchases for paid IPTV contents.

•	Status of Implementation: Implemented voluntary improvements to notify consumers of cancellation procedures for such purchase prior to a decision by the Fair Trade Commission.

•	Company’s Plan: Implement the correctional order and pay the fine.

(4)	Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: June 16, 2014

•	Sanction: SK Broadband was imposed a fine of Won 3 million.

•	Reason and the Relevant Law: Violated Articles 59 and 76 of the Act on Facilitation of the Use of Information Network and Protection of Information and Article 76 of the Enforcement Decree of the Act by not having designated proper contacts for the users of telecommunications billing services to raise objections and protect rights and interests of the users and by not having provided the contact information on the Internet or other means of communication.

64

•	Status of Implementation: Paid the fine, designated contact persons for user protection of telecommunications billing services, provided contact information on the Company’s website, and paid the fine.

•	Company’s Plan: Designate contact persons for user protection of telecommunications billing services and provide contact information to users.

(5)	Violation of the Telecommunication Business Act

•	Date: August 21, 2013

•	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

•	Reason and the Relevant Law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act for use of subscription agreements that omitted certain material terms and conditions pertaining to high-speed Internet usage.

•	Status of Implementation: Completed revision of subscription agreements to include material terms and conditions pertaining to high-speed Internet usage. Has distributed information sheets on current terms and conditions to new subscribers since November 25, 2013.

•	Company’s Plan: Improve operations including through revision of subscription agreements.

(6)	Violation of the Telecommunication Business Act

•	Date: June 5, 2013

•	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

•	Reason and the Relevant Law: Improperly delayed cancellations of high-speed Internet subscribers and violated Articles 42 and 50 of the Telecommunication Business Act.

•	Status of Implementation: Improving operating procedures to stop the prohibited practice due for completion in August, completed amendment of the terms of service and published the sanction in newspapers.

•	Company’s Plan: Improve cancellation procedures to prevent recurrence of the cancellation delays.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: February 4, 2016

•	Sanction: SK Telink received a correctional order and a fine of Won 49 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by transferring account names of cell phone lines without subscribers’ consent, changing phone numbers upon such transfer of account names, subscribing users to cell phone lines that exceed the maximum number of cell phone lines determined in the user agreement, opening accounts using a third party’s name and transferring ownership of and reselling the account, changing account names with fabricated names of foreigners and changing accounts of cell phone lines owned by foreigners whose residency period in Korea has expired.

•	Status of Implementation: Ceased the prohibited practice, improved operating procedures to prevent its recurrence

65

•	Company’s Plan: Disclose having received the correctional order in a newspaper advertisement and pay the fine.

(2)	Violation of the Telecommunications Business Act

•	Date: August 21, 2015

•	Subject: SK Telink

•	Sanction: SK Telink received a correctional order and a fine of Won 480 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 and Article 50-2 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to inform or giving false information about key terms of the contract and failing to deliver usage contract

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in a newspaper (October 2015), improved operating procedures related to recruitment of users through phone solicitation calls and paid the fine (October 2015).

•	Company’s Plan: To accurately inform consumers of key terms of the contract and distribute usage contract by mail after entering into contract.

4.	Important Matters That Occurred After December 31, 2015

[SK Telecom]

The Company is aiming to transform into a next generation platform solutions provider as a foundation for continued growth. It is expected that the Company will leverage the location-based services business and the ancillary mobile phone verification services business in line with this goal and SK Planet will further concentrate its resources on its commerce business. The Company expects that various business synergies will be created within the Company’s platform business such as its online-to-offline business, location-based service business and big data business through the Company’s ability to leverage Korea’s leading real-time mobile navigation service, T-Map Navigation, as well as the other location-based services that it acquires from SK Planet. In addition, the Company will be able to increase the range of services it offers to customers by directly operating the ancillary mobile phone verification services business acquired from SK Planet. The effective date of the spin-off and merger of these businesses was April 5, 2016.

[SK Planet]

On January 21, 2016, SK Planet’s board of directors resolved to spin off its platform business and T store business in order to strengthen the competitiveness of each business for future growth. The effective date of the spin-off was March 1, 2016.

On January 21, 2016, SK Planet’s board of directors resolved to spin off its location-based services business and ancillary mobile phone verification services business and merge them into SK Telecom in order to further concentrate its resources on its commerce business. The effective date of the spin-off and merger of these businesses was April 5, 2016.

[SK Broadband]

The merger agreement with CJ Hellovision was approved at the extraordinary meeting of shareholders on February 26, 2016. The merger is subject to certain closing conditions, including obtaining regulatory approval from the relevant authorities.

66

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

(As of December 31, 2015)			(Unit: in millions of Won)
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds*	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

*	In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135.1 billion in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders.

67

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Sung Hyung Lee
(Signature)

Name: Sung Hyung Lee
Title: Senior Vice President

Date: April 29, 2016

Exhibit 99.1

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2015 and 2014

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2015 and 2014 and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 23, 2016

This report is effective as of February 23, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014
Assets
Current Assets:
Cash and cash equivalents	34,35	￦	768,922	834,429
Short-term financial instruments	6,34,35,36,37		691,090	313,068
Short-term investment securities	9,34,35		92,262	280,161
Accounts receivable—trade, net	7,34,35,36		2,344,867	2,392,150
Short-term loans, net	7,34,35,36		53,895	74,512
Accounts receivable—other, net	7,34,35,36		673,739	690,527
Prepaid expenses			151,978	134,404
Inventories, net	8,37		273,556	267,667
Assets classified as held for sale	10		—	10,510
Advanced payments and other	7,9,34, 35,36		109,933	85,720

Total Current Assets			5,160,242	5,083,148

Non-Current Assets:
Long-term financial instruments	6, 34,35,37		10,623	631
Long-term investment securities	9, 34,35		1,207,226	956,280
Investments in associates and joint ventures	12		6,896,293	6,298,088
Property and equipment, net	13,36,37		10,371,256	10,567,701
Investment property, net	14		15,071	14,997
Goodwill	15		1,908,590	1,917,595
Intangible assets, net	16		2,304,784	2,483,994
Long-term loans, net	7,34,35,36		62,454	55,728
Long-term accounts receivable—other	7,34,35		2,420	3,596
Long-term prepaid expenses	37		76,034	51,961
Guarantee deposits	6,7, 34,35,36		297,281	285,144
Long-term derivative financial assets	22,34,35		166,399	70,035
Deferred tax assets	2,31		17,257	25,083
Other non-current assets	7, 34,35		85,457	127,252

Total Non-Current Assets			23,421,145	22,858,085

Total Assets		￦	28,581,387	27,941,233

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014
Liabilities and Equity
Current Liabilities:
Short-term borrowings	17,34,35	￦	260,000	366,600
Current installments of long-term debt, net	17,34,35		703,087	590,714
Current installments of finance lease liabilities	20,34,35		26	3,804
Current installments of long-term payables – other	18,34,35		120,185	189,389
Accounts payable—trade	34,35,36		279,782	275,495
Accounts payable—other	34,35,36		1,323,434	1,381,850
Withholdings	34,35,36		865,327	1,053,063
Accrued expenses	34,35		920,739	952,418
Income tax payable	31		381,794	99,236
Unearned revenue			224,233	327,003
Provisions	19		40,988	51,075
Advanced receipts			136,844	129,255
Liabilities classified as held for sale	10		—	408
Other current liabilities			54	—

Total Current Liabilities			5,256,493	5,420,310

Non-Current Liabilities:
Debentures, excluding current installments, net	17,34,35		6,439,147	5,649,158
Long-term borrowings, excluding current installments	17,34,35		121,553	149,720
Long-term payables—other	18, 34,35		581,697	684,567
Long-term unearned revenue			2,842	19,659
Finance lease liabilities	20,34,35		—	26
Defined benefit liabilities	21		98,856	91,587
Long-term derivative financial liabilities	22,34,35		89,296	130,889
Long-term provisions	19		29,217	36,013
Deferred tax liabilities	31		538,114	444,211
Other non-current liabilities	34,35		50,076	66,823

Total Non-Current Liabilities			7,950,798	7,272,653

Total Liabilities			13,207,291	12,692,963

Equity
Share capital	1,23		44,639	44,639
Capital surplus and other capital adjustments	23,24,25		189,510	277,998
Retained earnings	26		15,007,627	14,188,591
Reserves	27		9,303	(4,489)

Equity attributable to owners of the Parent Company			15,251,079	14,506,739
Non-controlling interests			123,017	741,531

Total Equity			15,374,096	15,248,270

Total Liabilities and Equity		￦	28,581,387	27,941,233

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2015 and 2014

(In millions of won except for per share data)	Note	2015		2014
Operating revenue:	5,36
Revenue		￦	17,136,734	17,163,798

Operating expense:	36
Labor cost	21		1,893,745	1,659,777
Commissions paid			5,206,951	5,692,680
Depreciation and amortization	5		2,845,295	2,714,730
Network interconnection			957,605	997,319
Leased line			389,819	399,014
Advertising			405,005	415,857
Rent			493,586	460,309
Cost of products that have been resold			1,955,861	1,680,110
Other operating expenses	28		1,280,861	1,318,897

			15,428,728	15,338,693

Operating income	5		1,708,006	1,825,105
Finance income	5,30		103,900	126,337
Finance costs	5,30		(350,100)	(386,673)
Gain related to investments in subsidiaries, associates and joint ventures, net	1,5,12		786,140	906,338
Other non-operating income	5,29		30,910	56,279
Other non-operating expenses	5,29		(243,491)	(273,558)

Profit before income tax	5		2,035,365	2,253,828
Income tax expense	31		519,480	454,508

Profit for the year			1,515,885	1,799,320

Attributable to :
Owners of the Parent Company		￦	1,518,604	1,801,178
Non-controlling interests			(2,719)	(1,858)
Earnings per share	32
Basic earnings per share (in won)		￦	20,988	25,154

Diluted earnings per share (in won)		￦	20,988	25,154

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014
Profit for the year		￦	1,515,885	1,799,320
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		(14,489)	(32,942)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	27,30		(3,661)	27,267
Net change in other comprehensive income of investments in associates and joint ventures	12,27		(5,709)	8,187
Net change in unrealized fair value of derivatives	22,27,30		(1,271)	(45,942)
Foreign currency translation differences for foreign operations	27		26,965	14,944

Other comprehensive income (loss) for the year			1,835	(28,486)

Total comprehensive income		￦	1,517,720	1,770,834

Total comprehensive income attributable to:
Owners of the Parent Company		￦	1,522,280	1,777,519
Non-controlling interests			(4,560)	(6,685)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

	Controlling Interest						Non-controlling interests	Total equity
(In millions of won)	Share capital		Capital surplus and other capital adjustments	Retained earnings	Reserves	Sub-total
Balance, January 1, 2014	￦	44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557
Cash dividends		—	—	(666,802)	—	(666,802)	(170)	(666,972)
Total comprehensive income
Profit (loss) for the year		—	—	1,801,178	—	1,801,178	(1,858)	1,799,320
Other comprehensive income (loss)		—	—	(31,440)	7,781	(23,659)	(4,827)	(28,486)

		—	—	1,769,738	7,781	1,777,519	(6,685)	1,770,834
Interest on hybrid bond		—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in consolidation scope		—	—	—	—	—	23,667	23,667
Business combination under common control		—	(28,641)	—	—	(28,641)	—	(28,641)
Changes in ownership in subsidiaries		—	(10,869)	—	—	(10,869)	10,534	(335)

Balance, December 31, 2014	￦	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270

Balance, January 1, 2015	￦	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270
Cash dividends		—	—	(668,494)	—	(668,494)	(143)	(668,637)
Total comprehensive income
Profit (loss) for the year		—	—	1,518,604	—	1,518,604	(2,719)	1,515,885
Other comprehensive income (loss)		—	—	(13,402)	17,078	3,676	(1,841)	1,835

		—	—	1,505,202	17,078	1,522,280	(4,560)	1,517,720
Interest on hybrid bond		—	—	(16,840)	—	(16,840)	—	(16,840)
Acquisition of treasury stock		—	(490,192)	—	—	(490,192)	—	(490,192)
Disposal of treasury stock		—	425,744	—	—	425,744	—	425,744
Changes in consolidation scope		—	—	—	—	—	(5,226)	(5,226)
Changes in ownership in subsidiaries		—	(24,040)	(832)	(3,286)	(28,158)	(608,585)	(636,743)

Balance, December 31, 2015	￦	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,515,885	1,799,320
Adjustments for income and expenses	38		3,250,143	2,978,995
Changes in assets and liabilities related to operating activities	38		(685,734)	(707,333)

Sub-total			4,080,294	4,070,982
Interest received			43,400	56,706
Dividends received			62,973	13,048
Interest paid			(275,796)	(280,847)
Income tax paid			(132,742)	(182,504)

Net cash provided by operating activities			3,778,129	3,677,385

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	5,627
Decrease in short-term investment securities, net			105,158	—
Collection of short-term loans			398,308	207,439
Decrease in long-term financial instruments			7,424	2,535
Proceeds from disposals of long-term investment securities			149,310	65,287
Proceeds from disposals of investments in associates and joint ventures			185,094	7,333
Proceeds from disposals of property and equipment			36,586	25,143
Proceeds from disposals of intangible assets			3,769	10,917
Proceeds from disposals of assets held for sale			1,009	3,667
Collection of long-term loans			2,132	4,454
Decrease in deposits			14,635	8,891
Proceeds from disposals of other non-current assets			607	94
Proceeds from disposals of subsidiaries			155	—
Increase in cash due to acquisition of a subsidiary			10,355	—

Sub-total			914,542	341,387
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(385,612)	—
Increase in short-term investment securities, net			—	(174,209)
Increase in short-term loans			(370,378)	(202,501)
Increase in long-term loans			(16,701)	(4,341)
Increase in long-term financial instruments			(10,008)	(2,522)
Acquisitions of long-term investment securities			(312,261)	(41,305)
Acquisitions of investments in associates and joint ventures			(65,080)	(60,020)
Acquisitions of property and equipment			(2,478,778)	(3,008,026)
Acquisitions of intangible assets			(127,948)	(130,667)
Cash held by disposal group classified as held for sale			—	(552)
Increase in deposits			(12,536)	(6,903)
Increase in other non-current assets			(2,542)	(18,233)
Acquisitions of business, net of cash acquired			(13,197)	(375,273)

Sub-total			(3,795,041)	(4,024,552)

Net cash used in investing activities		￦	(2,880,499)	(3,683,165)

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net		￦	—	102,868
Proceeds from issuance of debentures			1,375,031	1,255,468
Proceeds from long-term borrowings			—	62,552
Cash inflows from settlement of derivatives			175	200

Sub-total			1,375,206	1,421,088
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(106,600)	—
Repayments of long-term account payables-other			(191,436)	(207,791)
Repayments of debentures			(620,000)	(1,039,938)
Repayments of long-term borrowings			(21,924)	(23,284)
Cash outflows from settlement of derivatives			(655)	(6,444)
Payments of finance lease liabilities			(3,206)	(19,388)
Payments of dividends			(668,494)	(666,802)
Payments of interest on hybrid bond			(16,840)	(16,840)
Acquisitions of treasury stock			(490,192)	—
Cash outflows related to equity interest transactions			(220,442)	—

Sub-total			(2,339,789)	(1,980,487)

Net cash used in financing activities			(964,583)	(559,399)

Net decrease in cash and cash equivalents			(66,953)	(565,179)
Cash and cash equivalents at beginning of the year			834,429	1,398,639
Effects of exchange rate changes on cash and cash equivalents			1,446	969

Cash and cash equivalents at end of the year		￦	768,922	834,429

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2015, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.(*)	20,363,452	25.22
National Pension Service	6,963,591	8.63
Institutional investors and other minority stockholders	43,282,117	53.60
Treasury stock	10,136,551	12.55

Total number of shares	80,745,711	100.00

(*)	During the year ended December 31, 2015, SK C&C Co., Ltd., the ultimate controlling entity’s investee accounted using the equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK, Holdings Co., Ltd.

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2015 and 2014 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2015	Dec. 31, 2014
SK Telink Co., Ltd.	Korea	Telecommunication and MVNO service	83.5	83.5
M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
Stonebridge Cinema Fund	Korea	Investment association	55.2	56.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.(*1,4)	Korea	Telecommunication services	100.0	50.6
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.(*5)	Korea	Internet website services	—	100.0
Iconcube Holdings, Inc. (*5)	Korea	Investment association	—	100.0
Iconecube, Inc. (*5)	Korea	Internet website services	—	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
Neosnetworks Co., Ltd.(*2)	Korea	Guarding of facilities	83.9	66.7

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2015	Dec. 31, 2014
IRIVER LIMITED (*3)	Korea	Manufacturing digital audio players and other portable media devices.	49.0	49.0
Iriver CS Co., Ltd. (*5)	Korea	After-sales service and logistics agency	—	100.0
iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
iriver America Inc.	USA	Marketing and sales in North America	100.0	100.0
iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
iriver China Co., Ltd.	China	Sales and manufacturing MP3,4 in China	100.0	100.0
Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book in China	100.0	100.0
Groovers JP Ltd.(*5)	Japan	Digital music contents sourcing and distribution service	100.0	—
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
Shenzhen E-eye High Tech Co., Ltd.(*5)	China	Manufacturing	—	65.5
SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment association	100.0	100.0
SK Planet Japan, K. K.	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment association	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, LP.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0
Entrix Co., Ltd.(*5)	Korea	Cloud streaming services	100.0	—
shopkick Management Company, Inc.	USA	Investment association	95.2	95.2
shopkick, Inc.	USA	Mileage-based online transaction app development	100.0	100.0

(*1)	On March 20, 2015, the Board of Directors of the Parent Company decided to grant 0.0168936 share of its treasury stock in exchange for 1 share of SK Broadband Co., Ltd., a subsidiary of the Parent Company, to the shareholders of SK Broadband Co., Ltd. as of June 9, 2015. After the stock exchange, SK Broadband Co., Ltd. became a wholly-owned subsidiary of the Parent Company.
(*2)	Due to the shareholders’ agreement which grants put option to the non-controlling shareholders, this entity is consolidated as a wholly owned subsidiary in the consolidated financial statements. The Parent Company newly acquired 50,377 and 326,748 shares of Neosnetworks Co., Ltd. by participating in the capital increase and capital increase without consideration, respectively during the year ended December 31, 2015.
(*3)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, it is considered to have de facto control since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

(*4)	On November 2, 2015, the board of directors of the Parent Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co, Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”). The proposed transaction closing date is April 4, 2016. According to the share purchase agreement, the Parent Company will grant put option (exercisable at a price of ￦26,994 during the two year period following the third anniversary of the transaction closing date) to CJ O Shopping and be granted call option (exercisable at a price of ￦26,994 during the five year period following the closing date) on CJ O Shopping’s remaining shares in CJ Hello Vision. On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Parent Company, held a meeting to resolve the merger of SK Broadband into CJ Hello Vision, and SK Broadband entered into a merger agreement with CJ Hello Vision. Under the agreement, SK Broadband will be merged into CJ Hello Vision on April 4, 2016. As of December 31, 2015, the approval of relevant government agencies for the share purchase and the merger has not been completed, and the transaction closing date is subject to change depending on the status of the pre-requirements including the approval of government agencies.
(*5)	Changes in subsidiaries are explained in Note 1-(4).

In accordance with the Group’s accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the Group’s consolidated financial statements are not material considering both individual and overall quantitative and qualitative effects.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2015 is as follows:

(In millions of won) Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	309,955	113,878	196,077	431,368	55,781
M&Service Co., Ltd.		89,452	42,414	47,038	143,255	5,549
SK Communications Co., Ltd.		152,496	35,014	117,482	80,147	(14,826)
Stonebridge Cinema Fund		7,797	523	7,274	—	3,290
Commerce Planet Co., Ltd.		26,291	33,660	(7,369)	78,647	(3,003)
SK Broadband Co., Ltd.		3,291,707	2,170,484	1,121,223	2,731,344	10,832
K-net Culture and Contents Venture Fund		13,169	—	13,169	—	(421)
Fitech Focus Limited Partnership II		18,249	—	18,249	—	(1,085)
Open Innovation Fund		19,455	—	19,455	—	(2,348)
PS&Marketing Corporation		509,580	300,364	209,216	1,791,944	4,835
Service Ace Co., Ltd.		65,424	34,240	31,184	206,338	2,778
Service Top Co., Ltd.		61,897	38,482	23,415	197,092	4,396
Network O&S Co., Ltd.		77,426	48,069	29,357	210,676	6,466
SK Planet Co., Ltd.		2,406,988	784,631	1,622,357	1,624,630	(75,111)
Neosnetworks Co., Ltd.		68,361	15,583	52,778	61,092	(5,615)
IRIVER LIMITED(*1)		60,434	12,377	48,057	55,637	635
SK Telecom China Holdings Co., Ltd.		37,748	2,111	35,637	10,764	(10,124)
SK Global Healthcare Business Group, Ltd.		25,768	—	25,768	—	(106)
SK Planet Japan, K. K.		5,068	1,021	4,047	699	(4,988)
SKT Vietnam PTE. Ltd.		4,523	1,371	3,152	—	—
SK Planet Global PTE. Ltd.		1,570	218	1,352	1	(4,069)
SKP GLOBAL HOLDINGS PTE. LTD.		28,320	16	28,304	—	(23,918)
SKT Americas, Inc.		51,138	837	50,301	9,132	(3,204)
SKP America LLC.		380,141	—	380,141	—	791
YTK Investment Ltd.		16,318	—	16,318	—	(3,210)
Atlas Investment(*2)		77,750	199	77,551	—	(2,429)
Entrix Co., Ltd.		30,876	3,186	27,690	4,895	(1,826)
shopkick Management Company, Inc.		306,248	7	306,241	7	(2,455)
shopkick, Inc.		25,388	32,243	(6,855)	33,851	(52,390)

(*1)	The condensed financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and Groovers JP Ltd., subsidiaries of IRIVER LIMITED.
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2014 is as follows:

(In millions of won) Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	324,028	184,074	139,954	465,463	13,073
M&Service Co., Ltd.		78,826	36,817	42,009	133,789	7,492
SK Communications Co., Ltd.		176,168	41,987	134,181	93,910	(18,386)
Stonebridge Cinema Fund		11,137	320	10,817	—	383
Commerce Planet Co., Ltd.		26,078	27,259	(1,181)	64,509	933
SK Broadband Co., Ltd.		3,109,991	1,988,379	1,121,612	2,654,381	4,307
K-net Culture and Contents Venture Fund		21,094	4	21,090	—	4,920
Fitech Focus Limited Partnership II		19,301	—	19,301	—	(2,055)
Open Innovation Fund		21,765	—	21,765	—	(6,266)
PS&Marketing Corporation		544,292	336,221	208,071	1,627,217	2,817
Service Ace Co., Ltd.		66,336	37,770	28,566	207,427	3,570
Service Top Co., Ltd.		57,032	36,723	20,309	188,835	3,503
Network O&S Co., Ltd.		71,348	45,770	25,578	211,916	3,823
BNCP Co., Ltd.		6,785	5,887	898	12,869	(1,505)
Iconcube Holdings, Inc.(*1)		1,415	515	900	630	(2,284)
SK Planet Co., Ltd.		2,579,286	746,832	1,832,454	1,512,492	1,593
Neosnetworks Co., Ltd.		31,633	13,251	18,382	33,302	(1,989)
IRIVER LIMITED(*2)		61,945	14,392	47,553	53,192	2,345
SK Telecom China Holdings Co., Ltd.		37,877	2,335	35,542	12,420	1,058
Shenzhen E-eye High Tech Co., Ltd.		15,566	408	15,158	3,637	(1,143)
SK Global Healthcare Business Group, Ltd.		25,874	—	25,874	—	(689)
SK Planet Japan, K. K.		5,222	1,638	3,584	93	(4,561)
SKT Vietnam PTE. Ltd.		4,242	1,286	2,956	—	(73)
SK Planet Global PTE. Ltd.		4,215	64	4,151	87	(2,543)
SKP GLOBAL HOLDINGS PTE. LTD.		29,529	11	29,518	—	(9,716)
SKT Americas, Inc.		42,159	554	41,605	9,100	(5)
SKP America LLC.		297,981	67	297,914	—	(2,370)
YTK Investment Ltd.		27,944	—	27,944	—	(15,259)
Atlas Investment(*3)		66,825	94	66,731	—	(6,626)
shopkick Management Company, Inc.		230,925	—	230,925	—	—
shopkick, Inc.		28,216	13,698	14,518	—	—

(*1)	The condensed financial information of Iconcube Holdings, Inc. includes financial information of Iconcube, Inc., a subsidiary of Iconcube Holdings, Inc.
(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver CS Co. Ltd., iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., and Dongguan iriver Electronics Co., Ltd., subsidiaries of IRIVER LIMITED.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included from consolidation during the year ended December 31, 2015 is as follows:

Subsidiary	Reason
Groovers JP Ltd.	Established by IRIVER LIMITED, a subsidiary of the Parent Company during the year ended December 31, 2015.
Entrix Co., Ltd	Established by spin-off from SK Planet Co., Ltd., a subsidiary of the Parent Company.

The list of subsidiaries that were excluded from subsidiaries during the year ended December 31, 2015 is as follows:

Subsidiary	Reason
BNCP Co., Ltd.	Disposed during the year ended December 31, 2015.
Iconcube Holdings, Inc.	Disposed during the year ended December 31, 2015.
Iconcube, Inc.	Disposed during the year ended December 31, 2015.
Iriver CS Co., Ltd.	Merged into IRIVER LIMITED, a subsidiary of the Parent Company during the year ended December 31, 2015.
Shenzhen E-eye High Tech Co., Ltd.	Disposed during the year ended December 31, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2015 and 2014 are as follows. There were no dividends paid during the years ended December 31, 2015 and 2014 by subsidiaries of which non-controlling interests are significant.

	December 31, 2015
(In millions of won)	SK Communications Co., Ltd.
Ownership of non-controlling interests (%)		35.4
Current assets	￦	95,662
Non-current assets		56,834
Current liabilities		(33,306)
Non-current liabilities		(1,708)
Net assets		117,482
Net assets of consolidated entities		117,482
Carrying amount of non-controlling interests		41,659
Revenue	￦	80,147
Loss for the period		(14,826)
Loss of the consolidated entities		(14,826)
Total comprehensive loss		(16,698)
Loss attributable to non-controlling interests		(5,254)
Net cash used in operating activities	￦	(2,706)
Net cash provided by investing activities		8,723
Net cash provided by financing activities		—
Net increase in cash and cash equivalents		6,017

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2015 and 2014 are as follows. There were no dividends paid during the years ended December 31, 2015 and 2014 by subsidiaries of which non-controlling interests are significant, Continued

	December 31, 2014
(In millions of won)	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4
Current assets	￦	89,135	463,764
Non-current assets		87,033	2,646,227
Current liabilities		(41,252)	(881,886)
Non-current liabilities		(735)	(1,106,493)
Net assets		134,181	1,121,612
Adjustment for fair value		—	111,561
Net assets of consolidated entities		134,181	1,233,173
Carrying amount of non-controlling interests		47,577	609,638
Revenue	￦	93,910	2,654,381
Profit (loss) for the period		(18,386)	4,307
Amortization of fair value adjustment		—	(1,916)
Profit (loss) of the consolidated entities		(18,386)	2,391
Total comprehensive income (loss)		530	(10,324)
Profit (loss) attributable to non-controlling interests		(6,519)	1,182
Net cash provided by (used in) operating activities	￦	(5,962)	431,760
Net cash used in investing activities		(17,927)	(599,016)
Net cash provided by financing activities		—	119,484
Net decrease in cash and cash equivalents		(23,889)	(47,772)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 3, 2016, which will be submitted for approval at the shareholders’ meeting to be held on March 18, 2016.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in Note 4 for the following areas: revenue, consolidation: whether the Group has de facto control over an investee, and classification of lease.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 35.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it controls the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

3.	Changes in Accounting Policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 4 to all periods presented in these consolidated financial statements.

The Group has adopted the following amendments to standards with a date of initial application of January 1, 2015.

1) K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

There is no material impact of the application of this amendment on the consolidated financial statements.

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for those as described in Note 3.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments which consist of cellular services, fixed-line telecommunication services and others, as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation

(i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. If goodwill incurs as a result of business combination, the Group performs impairment test on an annual basis and recognizes gain from bargain purchases through profit or loss. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration and recognizes through profit or loss.

Entire or certain portion of market-based measure of replacement award for share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment transactions with share-based payment transactions of the acquirer is included in measurement of contingent considerations. Portion of a replacement award that is part of the consideration transferred for the acquiree and the portion that is remuneration for post-combination service is determined by comparing market-based measure of the awards of acquire and replacement awards that is attributable to pre-combination service.

(ii)	Non-controlling interests

The Group measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(iv)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement have rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

(vi)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii)	Business combinations under common control

The assets and liabilities acquired from the combination of entities or business under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from other capital adjustments.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, continued

Subsequent to initial recognition, an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency use rights	6.3 ~ 13.1
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4. Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12) Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14) Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(19)	Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(19)	Foreign currencies, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic short and long distance charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(iv)	Bundled arrangements

When the Group sells both handsets and wireless services to subscribers, the Group recognizes these transactions separately as sales for handset sales and wireless telecommunication services.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if (a) there is a legally enforceable right to offset the related current tax liabilities and assets, (b) they relate to income taxes levied by the same tax authority and (c) they intend to settle current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(25)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(26)	Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. When an operation is classified as a discontinued operation, the comparative consolidated statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

(27)	New standards and interpretations not yet adopted

The following new standards, have been published and are mandatory for the Group for annual period beginning on January 1, 2018, and the Group has not early adopted them.

As of December 31, 2015, management is in the process of evaluating the impact of applying these standards on its financial position and results of operations.

1)	K-IFRS 1109 ‘Financial Instruments’

K-IFRS 1109, published in December 2015, replaces the existing guidance in K-IFRS 1039, Financial Instruments: Recognition and Measurement. K-IFRS 1109 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from K-IFRS 1039. K-IFRS 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

2)	K-IFRS 1115 ‘Revenue from Contracts with Customers’

K-IFRS 1115, published in December 2015, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS 1018, Revenue, K-IFRS 1011, Construction Contracts and K-IFRS 2113, Customer Loyalty Programmes. K-IFRS 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

5.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s internet portal services and other immaterial operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as others.

(1)	Segment information as of and for the years ended December 31, 2015 and 2014 is as follows:

	2015
(In millions of won)	Cellular Services		Fixed-line telecommu- nication services	Others	Sub-total	Consolidation adjustments	Consolidated amount
Total revenue	￦	14,962,689	3,162,712	2,113,543	20,238,944	(3,102,210)	17,136,734
Inter-segment revenue		1,693,411	668,139	740,660	3,102,210	(3,102,210)	—
External revenue		13,269,278	2,494,573	1,372,883	17,136,734	—	17,136,734
Depreciation and amortization		2,174,819	531,106	139,370	2,845,295	—	2,845,295
Operating income (loss)		1,678,339	108,252	(78,585)	1,708,006	—	1,708,006
Finance income and costs, net							(246,200)
Gain related to investments in subsidiaries, associates and joint ventures, net							786,140
Other non-operating income and expense, net							(212,581)

Profit from continuing operations before income tax							2,035,365
Total assets		23,861,267	3,600,890	3,008,592	30,470,749	(1,889,362)	28,581,387
Total liabilities		9,788,635	2,284,362	963,612	13,036,609	170,682	13,207,291

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

5.	Operating Segments, Continued

	2014
(In millions of won)	Cellular Services		Fixed-line telecommu- nication services	Others	Sub-total	Consolidation adjustments	Consolidated Amount
Total revenue	￦	15,248,039	3,119,845	1,884,784	20,252,668	(3,088,870)	17,163,798
Inter-segment revenue		1,720,158	669,925	698,787	3,088,870	(3,088,870)	—
External revenue		13,527,881	2,449,920	1,185,997	17,163,798	—	17,163,798
Depreciation and amortization		2,113,510	501,623	99,597	2,714,730	—	2,714,730
Operating income (loss)		1,754,433	80,423	(9,751)	1,825,105	—	1,825,105
Finance income and costs, net							(260,336)
Gain related to investments in subsidiaries, associates and joint ventures, net							906,338
Other non-operating income and expense, net							(217,279)

Profit from continuing operations before income tax							2,253,828
Total assets		23,451,471	3,434,020	3,202,833	30,088,324	(2,147,091)	27,941,233
Total liabilities		9,626,724	2,172,454	924,683	12,723,861	(30,898)	12,692,963

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2015 and 2014.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2015 and 2014 are summarized as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Short-term financial instruments	￦
Charitable fund(*)		79,500	86,000
Other		2,969	4,321
Long-term financial instruments		10,596	612
Guarantee deposits		280	280

	￦	93,345	91,213

(*)	The Group established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2015, the funds cannot be withdrawn.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2015 and 2014 are as follows:

	December 31, 2015
(In millions of won)	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable – trade	￦	2,583,558	(238,691)	2,344,867
Short-term loans		54,377	(482)	53,895
Accounts receivable – other		752,731	(78,992)	673,739
Accrued income		10,753	—	10,753
Others		1,861	—	1,861

		3,403,280	(318,165)	3,085,115
Non-current assets:
Long-term loans		87,501	(25,047)	62,454
Long-term accounts receivable—other		2,420	—	2,420
Guarantee deposits		297,281	—	297,281
Long-term accounts receivable—trade		46,047	(804)	45,243

		433,249	(25,851)	407,398

	￦	3,836,529	(344,016)	3,492,513

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

7.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2015 and 2014 are as follows, Continued

	December 31, 2014
(In millions of won)	Gross amount		Allowances for impairment	Carrying Amount
Current assets:
Accounts receivable – trade	￦	2,614,059	(221,909)	2,392,150
Short-term loans		75,199	(687)	74,512
Accounts receivable – other		769,115	(78,588)	690,527
Accrued income		10,134	—	10,134
Others		3,865	—	3,865

		3,472,372	(301,184)	3,171,188
Non-current assets:
Long-term loans		82,735	(27,007)	55,728
Long-term accounts receivable – other		3,596	—	3,596
Guarantee deposits		285,144	—	285,144
Long-term accounts receivable – trade		68,536	—	68,536

		440,011	(27,007)	413,004

	￦	3,912,383	(328,191)	3,584,192

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the years ended December 31, 2015 and 2014 were as follows:

(In millions of won)	2015		2014
Balance at January 1	￦	328,191	323,984
Increase of bad debt allowances		75,773	63,697
Write-offs		(87,798)	(89,529)
Other		27,850	30,039

Balance at December 31	￦	344,016	328,191

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2015 and 2014 are as follows:

	December 31, 2015			December 31, 2014
In millions of won)	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,841,442	1,053,096	1,831,243	1,089,001
Overdue but not impaired		77,008	5,155	76,671	3,481
Impaired		711,155	148,673	774,681	137,306

		2,629,605	1,206,924	2,682,595	1,229,788
Allowances for doubtful accounts		(239,495)	(104,521)	(221,909)	(106,282)

	￦	2,390,110	1,102,403	2,460,686	1,123,506

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

7.	Trade and Other Receivables, Continued

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2015 and 2014 are as follows:

	December 31, 2015			December 31, 2014
(In millions of won)	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Less than 1 month	￦	20,908	2,770	25,254	1,795
1 ~ 3 months		21,941	924	26,469	213
3 ~ 6 months		7,043	265	11,641	608
More than 6 months		27,116	1,196	13,307	865

	￦	77,008	5,155	76,671	3,481

8.	Inventories

Details of inventories as of December 31, 2015 and 2014 are as follows:

	December 31, 2015				December 31, 2014
(In millions of won)	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
Merchandise	￦	247,294	(5,064)	242,230	252,063	(5,325)	246,738
Finished goods		3,530	(179)	3,351	1,930	(216)	1,714
Work in process		1,976	(149)	1,827	1,144	(131)	1,013
Raw materials and supplies		27,296	(1,148)	26,148	19,242	(1,040)	18,202

	￦	280,096	(6,540)	273,556	274,379	(6,712)	267,667

There are no significant reversals of inventory write-downs for the periods presented.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Beneficiary certificates(*)	￦	92,262	277,003
Current portion of long-term investment securities		—	3,158

	￦	92,262	280,161

(*)	The distributions arising from beneficiary certificates as of December 31, 2015 were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Equity securities:
Marketable equity securities	￦	897,958	657,286
Unlisted equity securities(*1)		96,899	56,236
Equity investments(*2)		207,916	209,120

		1,202,773	922,642
Debt securities:
Public bonds(*3)		—	158
Investment bonds(*4)		4,453	36,638

		4,453	36,796

Total		1,207,226	959,438
Less current portion of long-term investment securities		—	(3,158)

Long-term investment securities	￦	1,207,226	956,280

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	Details of maturity for the public bonds as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Less than 1 year	￦	—	158

(*4)	During the year ended December 31, 2015, the Parent Company exercised the conversion right for the convertible bonds of Health Connect Co., Ltd., which were classified as available-for-sale financial assets. Health Connect Co., Ltd. has been classified as investments in associates (￦5,900 million) as the Parent Company obtained significant influence over the company. As a result of this transaction, investments in associates have increased by ￦5,900 million and the remaining convertible bonds of ￦560 million was fully redeemed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

10.	Assets and Liabilities Classified as Held for Sale

During the year ended December 31, 2014, the Group entered into a disposal contract regarding the Group’s ownership interests in Shenzhen E-eye High Tech Co., Ltd., the Parent Company’s subsidiary. Assets and liabilities of the subsidiary amounting to ￦10,510 million and ￦408 million, were reclassified to assets and liabilities held for sale, respectively, and the carrying amount in excess of the fair value less cost to sell was recognized as impairment loss. The ownership interests of Shenzhen E-eye High Tech Co., Ltd. were disposed during the year ended December 31, 2015.

11.	Business Combinations

(1)	General information

On April 1, 2015, Neosnetworks Co., Ltd., a subsidiary of the Parent Company, acquired an unmanned machine security business of Joeun Safe Co., Ltd., which manages facility guarding services, in order to expand infrastructure and enhance competitiveness of its security business.

The Group recognized the acquired assets and liabilities at fair value and the difference between the consideration and fair value of net assets as goodwill.

(2)	Consideration paid and assets and liabilities transferred

Consideration paid and assets in succession recognized at the acquisition date are as follows:

(In millions of won)	2015
Consideration paid
Cash and cash equivalents	￦	13,197
Accounts payable—other		1,858

	￦	15,055

Assets transferred
Property and equipment	￦	3,208
Intangible assets		8,486
Other assets		1,603

	￦	13,297

(3)	During the year ended December 31, 2015, hoppin service division of SK Planet Co., Ltd., a subsidiary of the Parent Company, was spun off from SK Planet Co., Ltd. and was merged into SK Broadband, Co., Ltd. There is no impact on the consolidated financial statements as it is a business combination under common control.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

12.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2015 and 2014 are as follows:

		December 31, 2015			December 31, 2014
(In millions of won)	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates
SK China Company Ltd.(*1)	China	9.6	￦	43,814	9.6	￦	35,817
Korea IT Fund(*2)	Korea	63.3		260,456	63.3		240,676
KEB HanaCard Co., Ltd.(*1,3)	Korea	15.0		254,177	25.4		425,140
Candle Media Co., Ltd.	Korea	35.1		20,144	35.1		19,486
NanoEnTek, Inc. (*4)	Korea	28.6		45,008	26.0		36,527
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		86,324	21.0		79,394
Packet One Network(*5)	Malaysia	—		—	13.6		53,670
SK Technology Innovation Company	Cayman	49.0		45,891	49.0		44,052
HappyNarae Co., Ltd.	Korea	42.5		17,095	42.5		15,551
SK hynix Inc.	Korea	20.1		5,624,493	20.1		4,849,159
SK MENA Investment B.V.	Netherlands	32.1		14,929	32.1		14,015
SKY Property Mgmt. Ltd.	Virgin Island	33.0		251,166	33.0		248,534
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,767	49.0		25,874
Daehan Kanggun BcN Co., Ltd. and others	—	—		161,058	—		158,725

Sub-total				6,850,322			6,246,620

Investments in joint ventures
Dogus Planet, Inc.(*6)	Turkey	50.0		15,118	50.0		11,441
PT. Melon Indonesia	Indonesia	49.0		4,339	49.0		3,564
Television Media Korea Ltd.(*7)	Korea	—		—	51.0		6,944
Celcom Planet	Malaysia	51.0		3,406	51.0		16,605
PT XL Planet Digital(*6)	Indonesia	50.0		23,108	50.0		12,914

Sub-total				45,971			51,468

Total			￦	6,896,293		￦	6,298,088

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

12.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2015 and 2014 are as follows, Continued:

(*1)	Classified as investments in associates as the Group can exercise significant influence through participation on the board of directors even though the Group has less than 20% of equity interests.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*3)	During the year ended December 31, 2015, the Group disposed of 27,725,264 shares of KEB HanaCard Co., Ltd.
(*4)	During the year ended December 31, 2015, the Group newly acquired 1,090,155 shares of NanoEnTek, Inc. by participating in paid in capital increase allocation of third parties.
(*5)	Reclassified from investment in associates to available-for-sale financial assets during the year ended December 31, 2015, as the Group lost the right to appoint directors of this investee and consequently no longer has significant influence.
(*6)	There were additional investments in associates and joint ventures during the year ended December 31, 2015.
(*7)	During the year ended December 31, 2015, the Group disposed of all shares of Television Media Korea Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

12.	Investments in Associates and Joint Ventures, Continued

(2)	The market price of investments in listed associates as of December 31, 2015 and 2014 are as follows:

	December 31, 2015				December 31, 2014
(In millions of won, except for share and per share data)	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
Candle Media Co., Ltd.	￦	1,170	21,620,360	25,296	734	21,620,360	15,869
NanoEnTek, Inc.		7,300	6,960,445	50,811	5,710	5,870,290	33,519
SK hynix Inc.		30,750	146,100,000	4,492,575	47,750	146,100,000	6,976,275

(3)	The financial information of the significant investees as of and for the years ended December 31, 2015 and 2014 is as follows:

	As of and for the year ended December 31, 2015
(In millions of won)	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	9,760,030	6,228,076	176,517	152,070
Non-current assets		19,917,876	509,579	650,661	259,176
Current liabilities		4,840,698	1,103,873	242,002	—
Non-current liabilities		3,449,505	4,297,289	39,154	—
Revenue		18,797,998	1,472,830	89,161	30,875
Profit from continuing operations		4,323,595	10,119	19,722	21,655
Other comprehensive income (loss)		40,215	(547)	(11,872)	15,651
Total comprehensive income		4,363,810	9,572	7,850	37,306

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

12.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of the significant investees as of and for the years ended December 31, 2015 and 2014 is as follows, Continued:

	As of and for the year ended December 31, 2014
(In millions of won)	SK hynix Inc.		KEB HanaCard Co., Ltd.(*)	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	10,363,514	6,716,612	172,775	122,026
Non-current assets		16,519,764	568,065	667,560	258,144
Current liabilities		5,765,304	848,140	62,868	—
Non-current liabilities		3,081,671	5,109,888	242,116	—
Revenue		17,125,566	305,756	81,502	18,883
Profit (loss) from continuing operations		4,195,169	(11,196)	15,006	5,470
Other comprehensive income (loss)		(52,360)	(734)	(6,090)	4,837
Total comprehensive income (loss)		4,142,809	(11,930)	8,916	10,307

(*)	Pre-merger revenue and net profit of KEB HanaCard Co., Ltd., amounting to ￦853,506 million and ￦3,521 million, respectively, were not included.

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2015 and 2014 are as follows:

	As of and for the year ended December 31, 2015
(In millions of won)	Dogus Planet, Inc.		PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	￦	46,248	12,805	9,500	21,416
Cash and cash equivalents		8,091	4,027	5,034	19,371
Non-current assets		18,088	2,657	46,013	5,519
Current liabilities		34,022	6,416	8,583	20,257
Account payable, other payables and provision		4,317	3,396	3,648	5,889
Non-current liabilities		78	140	714	—
Account payable, other payables and provisions		—	—	—	—
Revenue		38,944	17,094	5,536	1,647
Depreciation and amortization		(5,318)	(132)	(2,746)	(1,332)
Interest income		465	288	525	345
Interest expense		—	—	—	—
Income tax expense(income)		—	—	(7,025)	—
Profit (loss) from continuing operations		(32,713)	1,853	(21,381)	(25,881)
Total comprehensive income(loss)		(32,713)	1,853	(21,381)	(25,881)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

12.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2015 and 2014 are as follows, Continued:

	As of and for the year ended December 31, 2014
(In millions of won)	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	￦	16,252	38,641	10,022	9,241	30,407
Cash and cash equivalents		5,104	6	4,763	6,710	30,400
Non-current assets		4,543	13,011	3,094	14,589	3,343
Current liabilities		7,188	28,406	5,689	4,198	1,182
Account payable, other payables and provisions		265	3,648	—	—	—
Non-current liabilities		464	377	102	124	—
Account payable, other payables and provisions		464	377	—	124	—
Revenue		16,403	23,897	11,826	1,019	—
Depreciation and amortization amortization		(3,732)	(2,402)	(928)	(1,452)	(1)
Interest income		254	1,154	268	—	—
Interest expense		—	(6)	—	—	—
Income tax expense		—	—	—	(5,334)	—
Profit (loss) from continuing operations		(3,361)	(37,146)	523	(15,596)	(1,479)
Total comprehensive income (loss)		(3,361)	(37,146)	523	(15,596)	(1,479)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

12.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2015 and 2014 are as follows:

	December 31, 2015
(In millions of won)	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	21,386,863	20.1	4,425,794	1,198,699	5,624,493
KEB HanaCard Co., Ltd.		1,336,493	15.0	200,474	53,703	254,177
SKY Property Mgmt. Ltd.(*1)		537,847	33.0	177,490	73,676	251,166
Korea IT Fund		411,246	63.3	260,456	—	260,456

(*1)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.
(*2)	The ownership interest is based on the number of shares owned by the Parent Company for the total listed shares of the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company for the total issued shares outstanding not including the shares held by the investee as treasury shares.

	December 31, 2014
(In millions of won)	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	18,036,453	20.1	3,619,666	1,229,493	4,849,159
KEB HanaCard Co., Ltd.		1,326,649	25.4	337,266	87,874	425,140
SKY Property Mgmt. Ltd.(*)		527,479	33.0	174,068	74,466	248,534
Korea IT Fund		380,170	63.3	240,676	—	240,676

(*)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2015 and 2014 are as follows:

	2015
(In millions of won)	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.		35,817	—	4,361	3,636	—	—	43,814
Korea IT Fund(*)		240,676	—	11,971	9,912	—	(2,103)	260,456
KEB HanaCard Co., Ltd.		425,140	(174,475)	3,275	237	—	—	254,177
Candle Media Co., Ltd.		19,486	—	550	70	—	38	20,144
NanoEnTek, Inc.		36,527	10,000	(1,649)	130	—	—	45,008
SK Industrial Development China Co., Ltd.		79,394	—	3,380	3,550	—	—	86,324
Packet One Network		53,670	—	(8,714)	(3,030)	—	(41,926)	—
SK Technology Innovation Company		44,052	—	(2,907)	4,746	—	—	45,891
HappyNarae Co., Ltd.		15,551	—	1,589	(45)	—	—	17,095
SK hynix Inc.(*)		4,849,159	—	842,086	(22,922)		(43,830)	5,624,493
SK MENA Investment B.V.		14,015	—	3	911	—	—	14,929
SKY Property Mgmt. Ltd.		248,534	—	6,408	(3,776)	—	—	251,166
Xinan Tianlong Science and Technology Co., Ltd.		25,874	—	(107)	—	—	—	25,767
Daehan Kanggun BcN Co., Ltd. and others(*)		158,725	12,320	(15,726)	1,689	(1,305)	5,355	161,058

Sub-total		6,246,620	(152,155)	844,520	(4,892)	(1,305)	(82,466)	6,850,322

Investments in joint ventures
Dogus Planet, Inc.		11,441	16,419	(16,357)	3,615	—	—	15,118
PT. Melon Indonesia		3,564	—	908	(133)	—	—	4,339
Television Media Korea Ltd.		6,944	(6,712)	(232)	—	—	—	—
Celcom Planet		16,605	—	(13,199)	—	—	—	3,406
PT XL Planet Digital		12,914	20,884	(10,690)	—	—	—	23,108

Sub-total		51,468	30,591	(39,570)	3,482	—	—	45,971

Total	￦	6,298,088	(121,564)	804,950	(1,410)	(1,305)	(82,466)	6,896,293

(*)	Dividends paid by the associate are deducted from the carrying amount during the year ended December 31, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the year ended December 31, 2015 and 2014 are as follows, Continued:

	2014
(In millions of won)	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	￦	37,434	—	(365)	(1,252)	—	—	35,817
Korea IT Fund		231,402	—	3,243	6,031	—	—	240,676
Etoos Co., Ltd.		12,029	—	346	—	—	(12,375)	—
KEB HanaCard Co., Ltd.		378,616	—	(739)	(2,031)	—	49,294	425,140
Candle Media Co., Ltd.		21,241	—	(1,701)	(54)	—	—	19,486
NanoEnTek, Inc.		9,312	7,778	284	(27)	—	19,180	36,527
SK Industrial Development China Co., Ltd.		77,517	—	(791)	2,668	—	—	79,394
Packet One Network		60,706	—	(11,845)	4,809	—	—	53,670
SK Technology Innovation Company		53,874	—	(9,822)	—	—	—	44,052
HappyNarae Co., Ltd.		13,935	—	1,688	(72)	—	—	15,551
SK hynix Inc.		3,943,232	—	916,486	(10,559)	—	—	4,849,159
SK MENA Investment B.V.		13,477	—	(4)	542	—	—	14,015
SKY Property Mgmt. Ltd.		238,278	—	3,438	6,818	—	—	248,534
Xinan Tianlong Science and Technology Co., Ltd.		26,562	—	(688)	—	—	—	25,874
Daehan Kanggun BcN Co., Ltd. and others		164,976	14,172	(18,126)	1,324	(2,363)	(1,258)	158,725

Sub-total		5,282,591	21,950	881,404	8,197	(2,363)	54,841	6,246,620

Investments in joint ventures
Dogus Planet, Inc.		10,105	19,677	(18,573)	232	—	—	11,441
PT. Melon Indonesia		3,230	—	256	78	—	—	3,564
Television Media Korea Ltd.		8,659	—	(1,715)	—	—	—	6,944
Celcom Planet		—	17,433	(656)	—	—	(172)	16,605
PT XL Planet Digital		20,712	—	(7,798)	—	—	—	12,914

Sub-total		42,706	37,110	(28,486)	310	—	(172)	51,468

Total	￦	5,325,297	59,060	852,918	8,507	(2,363)	54,669	6,298,088

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

12.	Investments in Associates and Joint Ventures, Continued

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of December 31, 2015 are as follows:

	Unrealized loss			Unrealized change in equity
(In millions of won)	Year ended December 31, 2015		Accumulated	Year ended December 31, 2015	Accumulated
Wave City Development Co., Ltd.	￦	2,894	4,538	—	—
SK Wyverns Co., Ltd. and others		1,193	6,510	—	365

	￦	4,087	11,048	—	365

13.	Property and Equipment

(1)	Property and equipment as of December 31, 2015 and 2014 are as follows:

	December 31, 2015
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	812,947	—	—	812,947
Buildings		1,563,069	(651,940)	—	911,129
Structures		763,122	(418,901)	—	344,221
Machinery		28,624,842	(21,281,400)	(1,433)	7,342,009
Other		1,511,304	(1,036,780)	(1,086)	473,438
Construction in progress		487,512	—	—	487,512

	￦	33,762,796	(23,389,021)	(2,519)	10,371,256

	December 31, 2014
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	766,780	—	—	766,780
Buildings		1,537,042	(603,175)	—	933,867
Structures		737,494	(384,705)	—	352,789
Machinery		27,088,067	(19,775,784)	(1,468)	7,310,815
Other		1,461,201	(960,450)	(1,701)	499,050
Construction in progress		704,400	—	—	704,400

	￦	32,294,984	(21,724,114)	(3,169)	10,567,701

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

13.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2015 and 2014 are as follows:

	2015
(In millions of won)	Beginning balance		Acquisi- tion	Disposal	Transfer	Deprecia- tion	Impair- ment	Business combination	Change of consolida- tion scope	Ending balance
Land	￦	766,780	6,629	(2,031)	41,569	—	—	—	—	812,947
Buildings		933,867	6,042	(6,839)	27,500	(49,441)	—	—	—	911,129
Structures		352,789	9,776	(57)	16,104	(34,391)	—	—	—	344,221
Machinery		7,310,815	645,986	(22,518)	1,538,235	(2,133,193)	(524)	3,208	—	7,342,009
Other		499,050	786,531	(16,721)	(652,022)	(143,288)	(4)	—	(108)	473,438
Construction in progress		704,400	1,063,169	(1,522)	(1,271,762)	—	(6,773)	—	—	487,512

	￦	10,567,701	2,518,133	(49,688)	(300,376)	(2,360,313)	(7,301)	3,208	(108)	10,371,256

	2014
(In millions of won)	Beginning balance		Acquisi- tion	Disposal	Transfer	Deprecia- tion	Impair- ment	Classified as held for sale	Change of consolida- tion scope	Ending balance
Land	￦	732,206	8,306	(12)	24,178	—	—	—	2,102	766,780
Buildings		956,691	5,862	(451)	16,885	(48,745)	—	—	3,625	933,867
Structures		364,951	8,909	(39)	11,919	(32,951)	—	—	—	352,789
Machinery		6,847,059	572,764	(28,101)	1,979,590	(2,065,368)	(2,879)	(6)	7,756	7,310,815
Other		533,181	1,124,067	(6,188)	(1,022,999)	(135,213)	(49)	(245)	6,496	499,050
Construction in progress		762,519	1,101,691	(11,277)	(1,147,666)	—	(691)	(176)	—	704,400

	￦	10,196,607	2,821,599	(46,068)	(138,093)	(2,282,277)	(3,619)	(427)	19,979	10,567,701

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

14.	Investment Property

(1)	Investment property as of December 31, 2015 and 2014 are as follows:

	December 31, 2015
(In millions of won)	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,634	—	10,634
Buildings		7,531	(3,094)	4,437

	￦	18,165	(3,094)	15,071

	December 31, 2014
(In millions of won)	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,418	—	10,418
Buildings		7,379	(2,800)	4,579

	￦	17,797	(2,800)	14,997

(2)	Changes in investment property for the years ended December 31, 2015 and 2014 are as follows:

	2015
(In millions of won)	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	10,418	216	—	10,634
Buildings		4,579	98	(240)	4,437

	￦	14,997	314	(240)	15,071

	2014
(In millions of won)	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	10,822	(404)	—	10,418
Buildings		4,989	(172)	(238)	4,579

	￦	15,811	(576)	(238)	14,997

(3)	Fair value of investment property as of December 31, 2015 and 2014 are as follows:

	December 31, 2015			December 31, 2014
(In millions of won)	Carrying amount		Fair value	Carrying amount	Fair value
Land	￦	10,634	6,009	10,418	6,056
Buildings		4,437	4,261	4,579	4,288

	￦	15,071	10,270	14,997	10,344

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

14.	Investment Property, Continued

(4)	Income (expense) from investment property for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Rent revenue	￦	850	896
Operating expense		(240)	(239)

15.	Goodwill

(1)	Goodwill as of December 31, 2015 and 2014 is as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		243,911	252,916

	￦	1,908,590	1,917,595

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	Shinsegi Telecom, Inc.(*1): cellular services

•	SK Broadband Co., Ltd.(*2): fixed-line telecommunication services

•	Other: other

(*1)	Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.62% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.3% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0%, the Group’s long-term fixed-line telecommunication business growth rate, was applied for the cash flows expected to be incurred after five years. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

15.	Goodwill, Continued

(2)	Details of changes in goodwill for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Beginning balance	￦	1,917,595	1,733,261
Increase due to business acquisition		1,758	193,202
Impairment loss		(19,245)	(8,868)
Other		8,482	—

	￦	1,908,590	1,917,595

Accumulated impairment losses as of December 31, 2015 and 2014 are ￦17,269 million and ￦18,849 million, respectively.

16.	Intangible Assets

(1)	Intangible assets as of December 31, 2015 and 2014 are as follows:

	2015
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,930,362)	—	1,103,517
Land use rights		74,217	(47,641)	—	26,576
Industrial rights		159,926	(43,384)	—	116,542
Development costs		140,226	(132,754)	—	7,472
Facility usage rights		149,841	(101,822)	—	48,019
Customer relations		16,528	(9,353)	—	7,175
Memberships(*1)		126,622	—	(35,115)	91,507
Other(*2)		3,101,622	(2,197,646)	—	903,976

	￦	6,802,861	(4,462,962)	(35,115)	2,304,784

	2014
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,649,835)	—	1,384,044
Land use rights		64,136	(38,783)	—	25,353
Industrial rights		144,497	(36,737)	—	107,760
Development costs		162,493	(144,215)	(9,947)	8,331
Facility usage rights		146,112	(93,476)	—	52,636
Customer relations		17,147	(10,743)	—	6,404
Memberships(*1)		128,274	—	(34,155)	94,119
Other(*2)		3,029,590	(2,223,627)	(616)	805,347

	￦	6,726,128	(4,197,416)	(44,718)	2,483,994

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

16.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2015 and 2014 are as follows, Continued:

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Group built and donated to a university, and the Group is given rights-to-use for a definite number of years in turn.

(2)	Details of changes in intangible assets for the years ended December 31, 2015 and 2014 are as follows:

	2015
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Impair- ment(*)	Business combination	Change of consolida- tion scope	Ending balance
Frequency use rights	￦	1,384,044	—	—	—	(280,527)	—	—	—	1,103,517
Land use rights		25,353	11,956	(1,314)	—	(9,419)	—	—	—	26,576
Industrial rights		107,760	5,878	(22)	8,935	(6,009)	—	—	—	116,542
Development costs		8,331	3,737	—	23	(4,563)	(56)	—	—	7,472
Facility usage rights		52,636	2,721	(23)	1,177	(8,492)	—	—	—	48,019
Customer relations		6,404	—	—	—	(4,689)	—	8,486	(3,026)	7,175
Memberships		94,119	1,137	(1,802)	68	—	(2,015)	—	—	91,507
Other		805,347	103,137	(1,772)	323,933	(319,234)	(7,228)	—	(207)	903,976

	￦	2,483,994	128,566	(4,933)	334,136	(632,933)	(9,299)	8,486	(3,233)	2,304,784

(*)	The Group recognized the difference between recoverable amount and the carrying amount of memberships, computer software and development costs , amounting to ￦9,299 million as impairment loss during for the year ended December 31, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

16.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the years ended December 31, 2015 and 2014 are as follows, Continued:

	2014
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Impair- ment	Change of consolida- tion scope	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(280,527)	—	—	1,384,044
Land use rights		16,590	15,560	(573)	—	(8,483)	—	2,259	25,353
Industrial rights		58,763	5,048	(180)	—	(4,584)	—	48,713	107,760
Development costs		10,127	1,253	(25)	63	(4,048)	(398)	1,359	8,331
Facility usage rights		58,828	1,890	(30)	382	(8,434)	—	—	52,636
Customer relations		6,333	779	—	(39)	(3,063)	—	2,394	6,404
Memberships (*)		128,452	5,629	(5,810)	(264)	—	(34,155)	267	94,119
Other		807,118	102,322	(9,919)	171,858	(300,216)	(449)	34,633	805,347

	￦	2,750,782	132,481	(16,537)	172,000	(609,355)	(35,002)	89,625	2,483,994

(*)	The Group recognized the difference between recoverable amount and the carrying amount of memberships, amounting to ￦34,155 million as impairment loss for the year ended December 31, 2014.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Research and development costs expensed as incurred	￦	315,790	390,943

(4)	The carrying amount and residual useful lives of frequency usage rights as of the year ended December 31, 2015 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)	Amount		Description	Commencement of depreciation	Completion of depreciation
W-CDMA license	￦	102,839	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		16,311	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		222,992	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		753,720	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		7,655	WiBro service	Mar. 2012	Mar. 2019

	￦	1,103,517

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2015 and 2014 are as follows:

(In millions of won)	Lender	Annual interest rate (%)	December 31, 2015		December 31, 2014
Commercial Paper	KTB Investment and Securities Co., Ltd., etc.	1.76~1.84	￦	220,000	206,000
Short-term borrowings	Kookmin Bank, etc.	2.47		40,000	160,600

			￦	260,000	366,600

(2)	Long-term borrowings as of December 31, 2015 and 2014 are as follows:

(In millions of won, thousands of U.S. dollars) Lender	Annual interest rate (%)	Maturity	December 31, 2015		December 31, 2014
Shinhan Bank	2.39	Jun. 15, 2015	￦	—	1,712
Kookmin Bank	1.98	Jun. 15, 2016		1,625	4,874
Kookmin Bank	1.98	Mar. 15, 2017		2,498	4,496
Kookmin Bank	1.98	Mar. 15, 2018		6,450	8,600
Shinhan Bank(*1)	6M bank debenture rate+1.58	Apr. 30, 2016		10,000	10,000
Korea Finance Corporation	3.32	Jul. 30 ,2019		39,000	39,000
Korea Finance Corporation	2.94	Jul. 30 ,2019		10,000	10,000
Export Kreditnamnden(*2)	1.7	Apr. 29, 2022		87,685	94,903
				(USD 74,817)	(USD 86,338)

Sub-total				157,258	173,585
Less present value discount on long-term borrowings				(2,124)	(2,623)

				155,134	170,962
Less current portion of long-term borrowings				(33,581)	(21,242)

Long-term borrowings			￦	121,553	149,720

(*1)	As of December 31, 2015, the 6M bank debenture rate of Shinhan Bank is 1.69%.
(*2)	For the years ended December 31, 2014 and 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.
(*3)	Convenient translation was provided for the borrowings repayable in other currencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2015 and 2014 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)	Purpose	Maturity	Annual interest rate (%)	December 31, 2015	December 31, 2014
Unsecured private bonds	Refinancing fund	2016	5.00	200,000	200,000
Unsecured private bonds	Other fund	2015	5.00	—	200,000
Unsecured private bonds		2018	5.00	200,000	200,000
Unsecured private bonds		2016	5.54	40,000	40,000
Unsecured private bonds		2016	5.92	230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95	110,000	110,000
Unsecured private bonds		2021	4.22	190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24	170,000	170,000
Unsecured private bonds		2022	3.30	140,000	140,000
Unsecured private bonds		2032	3.45	90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03	230,000	230,000
Unsecured private bonds		2033	3.22	130,000	130,000
Unsecured private bonds		2019	3.30	50,000	50,000
Unsecured private bonds		2024	3.64	150,000	150,000
Unsecured private bonds(*5,6)		2029	4.73	—	55,188
Unsecured private bonds(*5)		2029	4.72	54,695	55,177
Unsecured private bonds	Refinancing fund	2019	2.53	160,000	160,000
Unsecured private bonds		2021	2.66	150,000	150,000
Unsecured private bonds		2024	2.82	190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2022	2.40	100,000	—
Unsecured private bonds	refinancing fund	2025	2.49	150,000	—
Unsecured private bonds		2030	2.61	50,000	—
Unsecured private bonds	Operating fund	2018	1.89	90,000	—
Unsecured private bonds		2025	2.66	70,000	—
Unsecured private bonds		2030	2.82	90,000	—
Unsecured private bonds(*5)		2030	3.40	50,485	—
Unsecured private bonds	Operating and	2018	2.07	80,000	—
Unsecured private bonds	refinancing fund	2025	2.55	100,000	—
Unsecured private bonds		2035	2.75	70,000	—
Unsecured private bonds(*5)		2030	3.10	50,524	—
Unsecured private bonds(*1)	Operating fund	2015	4.62	—	10,000
Unsecured private bonds(*2)		2015	4.09	—	110,000
Unsecured private bonds(*2)		2015	4.14	—	110,000
Unsecured private bonds(*2)		2017	4.28	100,000	100,000
Unsecured private bonds(*2)		2015	3.14	—	130,000
Unsecured private bonds(*2)		2017	3.27	120,000	120,000
Unsecured private bonds(*2)		2016	3.05	80,000	80,000
Unsecured private bonds(*2)		2019	3.49	210,000	210,000
Unsecured private bonds(*2)		2019	2.76	130,000	130,000
Unsecured private bonds(*2)		2018	2.23	50,000	—
Unsecured private bonds(*2)		2020	2.49	160,000	—
Unsecured private bonds(*2)		2020	2.43	140,000	—
Unsecured private bonds(*2)		2020	2.18	130,000	—
Unsecured private bonds(*3)		2015	3.12	—	10,000
Unsecured private bonds(*3)		2016	3.24	10,000	10,000
Unsecured private bonds(*3)		2017	3.48	20,000	20,000
Foreign global bonds		2027	6.63	468,800	439,680
				(USD 400,000)	(USD 400,000)
Swiss unsecured private bonds		2017	1.75	355,617 (CHF 300,000)	333,429 (CHF 300,000)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

17.	Borrowings and Debentures, Continued

(In millions of won, thousands of U.S. dollars and thousands of other currencies)	Purpose	Maturity	Annual interest rate (%)	December 31, 2015		December 31, 2014
Foreign global bonds	Operating fund	2018	2.13		820,400	769,440
					(USD 700,000)	(USD 700,000)
Australia unsecured private bonds		2017	4.75		255,930	269,727
					(AUD 300,000)	(AUD 300,000)
Floating rate notes(*4)		2020	3M Libor + 0.88		351,600	329,760
					(USD 300,000)	(USD 300,000)
Foreign global bonds(*2)		2018	2.88		351,600	329,760
					(USD 300,000)	(USD 300,000)

Sub-total					7,139,651	6,252,161
Less discounts on bonds					(30,998)	(33,531)

					7,108,653	6,218,630
Less current portion of bonds					(669,506)	(569,472)

				￦	6,439,147	5,649,158

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*3)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*4)	As of December 31, 2015, 3M Libor rate is 0.61%.
(*5)	The Group settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ￦5,704 million as of December 31, 2015.

(*6)	As of December 31, 2014, the principal amount and the fair value of the structured bonds were ￦50,000 million and ￦55,188 million, respectively. The entire bonds were early redeemed during the year ended December 31, 2015.
(*7)	Convenient translation was provided for the bonds repayable in other currencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

18.	Long-term Payables – Other

(1)	Long-term payables – other as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Payables related to acquisition of W-CDMA licenses	￦	550,964	657,001
Other(*)		30,733	27,566

	￦	581,697	684,567

(*)	Other includes vested compensation claims of employees who have rendered long-term service, etc.

(2)	As of December 31, 2015 and 2014, long-term payables – other consist of payables related to the acquisition of W-CDMA licenses for 800MHZ, 2.3GHz and 1.8GHz frequencies as follows:

(In millions of won)	Period of repayment	Coupon rate	Annual effective interest rate(*)	December 31, 2015		December 31, 2014
800MHz	2013~2015	3.51%	5.69%		—	69,416
2.3GHz	2014~2016	3.00%	5.80%		2,882	5,766
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		707,006	824,841

					709,888	900,023
Present value discount on long-term payables – other					(38,739)	(53,633)

					671,149	846,390
Current portion of long-term payables – other					(120,185)	(189,389)

Carrying amount at December 31				￦	550,964	657,001

(*)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payables-other.

(3)	The repayment schedule of long-term payables – other related to acquisition of W-CDMA licenses as of December 31, 2015 is as follows:

(In millions of won)	Amount
Less than 1 year	￦	120,718
1~3 years		235,669
3~5 years		235,669
More than 5 years		117,832

	￦	709,888

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

19.	Provisions

(1)	Changes in provisions for the years ended December 31, 2015 and 2014 are as follows:

	For the year ended December 31, 2015								As of December 31, 2015
(In millions of won)	Beginning balance		Increase	Utilization	Reversal	Other	Change of consolida- tion scope	Ending balance	Current	Non-current
Provision for handset subsidy (*1)	￦	26,799	1,641	(5,004)	(17,766)	—	—	5,670	2,232	3,438
Provision for restoration		59,727	4,983	(1,135)	(5,433)	1,812	—	59,954	34,336	25,618
Emission allowance (*2)		—	1,477	—	—	—	—	1,477	1,477	—
Other provisions		562	3,795	(510)	(472)	—	(271)	3,104	2,943	161

	￦	87,088	11,896	(6,649)	(23,671)	1,812	(271)	70,205	40,988	29,217

	For the year ended December 31, 2014							As of December 31, 2014
(In millions of won)	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy (*1)	￦	53,923	41,802	(68,926)	—	—	26,799	14,844	11,955
Provision for restoration		40,507	20,098	(702)	(34)	(142)	59,727	35,865	23,862
Other provisions		451	155	(225)	—	181	562	366	196

	￦	94,881	62,055	(69,853)	(34)	39	87,088	51,075	36,013

(*1)	The Group has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized provision for subsidy amounts which the Group is expected to pay in future periods.
(*2)	The Group recognizes estimated future payment for the number of emission certificates required to settle the Group’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

20.	Leases

(1)	Finance Leases

The Group has leased telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	26	3,804
Long-term finance lease liabilities		—	26

	￦	26	3,830

The Group’s related interest and principal as of December 31, 2015 and 2014 are as follows:

	December 31, 2015			December 31, 2014
(In millions of won)	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	￦	26	26	3,909	3,804
1~5 years		—	—	26	26

Sub-total		26	26	3,935	3,830

Current portion of long-term finance lease liabilities			(26)		(3,804)

Long-term finance lease liabilities	￦		—		26

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

20.	Leases, Continued

(2)	Operating Leases

The Group entered into operating leases and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of December 31, 2015 and 2014 (included in other non-operating income in the accompanying consolidated statements of income) are as follows:

	2015			2014
(In millions of won)	Lease payments		Lease revenues	Lease payments	Lease revenues
Less than 1 year	￦	32,416	1,876	29,233	3,496
1~5 years		75,568	1,026	76,306	1,390
More than 5 years		33,602	577	49,582	1,043

	￦	141,586	3,479	155,121	5,929

(3)	Sale and Leaseback Transaction

During the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease. The Group recognized ￦14,539 million and ￦14,075 million of lease payments in relation to the operating lease agreement for the years ended December 31, 2015 and 2014, respectively, and ￦2,393 million and ￦2,469 million of lease revenues in relation to the sublease agreement for the years ended December 31, 2015 and 2014, respectively. Expected future lease payments and lease revenues are included in Note 20-(2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

21.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Present value of defined benefit obligations	￦	525,269	437,844
Fair value of plan assets		(426,413)	(346,257)

	￦	98,856	91,587

(2)	Principal actuarial assumptions as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Discount rate for defined benefit obligations	1.90% ~ 2.93%	2.23% ~ 3.70%
Expected rate of salary increase	2.51% ~ 7.04%	2.51% ~ 7.39%

Discount rate for defined benefit obligation is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2015 and 2014 are as follows:

	For the year ended December 31
(In millions of won)	2015		2014
Beginning balance	￦	437,844	312,494
Current service cost		106,764	109,625
Interest cost		12,292	12,630
Remeasurement
- Demographic assumption		732	2,859
- Financial assumption		5,900	28,287
- Adjustment based on experience		15,100	9,932
Benefit paid		(58,513)	(46,531)
Others(*)		5,150	8,548

Ending balance	￦	525,269	437,844

(*)	Others for the year ended December 31, 2015 include liabilities of ￦3,470 million succeeded due to transfer of employees from associates and transfer to construction in progress, etc. Others for the year ended December 31, 2014 include the effect of changes in the consolidation scope of ￦2,939 million, liabilities of ￦4,433 million succeeded due to transfer of employees from associates, and transfer to construction in progress, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

21.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Beginning balance	￦	346,257	238,293
Interest income		9,035	9,538
Actuarial gain		3,146	50
Contributions by employer directly to plan assets		115,640	117,558
Benefits paid		(47,809)	(20,711)
Others(*)		144	1,529

Ending balance	￦	426,413	346,257

(*)	Others for the year ended December 31, 2014 include the effect of changes in the consolidation scope of ￦1,221 million.

The Group expects to make a contribution of ￦82,220 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying consolidated statements of income) and capitalized into construction-in-progress for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Current service cost	￦	106,764	109,625
Net interest cost		3,257	3,092

	￦	110,021	112,717

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Equity instruments	￦	1,086	1,746
Debt instruments		81,867	70,778
Short-term financial instruments, etc.		343,460	273,733

	￦	426,413	346,257

Actual return on plan assets for the years ended December 31, 2015 and 2014 amounted to ￦12,181 million and ￦9,588 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

21.	Defined Benefit Liabilities, Continued

(7)	As of December 31, 2015, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)	Increase		Decrease
Discount rate (if changed by 0.5%)	￦	(20,669)	22,690
Expected salary increase rate (if changed by 0.5%)		22,604	(20,851)

The sensitivity analysis does not consider dispersion of all cashflows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2015 and 2014 are 9.35 years and 9.10 years, respectively.

22.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2015 are as follows:

(In thousands of foreign currencies) Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and eight other banks	Nov. 1, 2012~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and four other banks	Oct.29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 74,817)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

22.	Derivative Instruments, Continued

(2)	As of December 31, 2015, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

	Fair value
	Cash flow hedge						Total
(In millions of won and thousands of foreign currencies) Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation (gain) loss	Others (*)	Held for trading purpose
Non-current assets:
Structured bond(face value of KRW 150,000)	￦	—	—	—	—	6,277		6,277
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(46,616)	(14,883)	11,180	129,806	—		79,487
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(18,705)	(5,971)	56,738	—	—		32,062
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,748)	(1,835)	26,439	—	—		18,856
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(6,394)	—	32,870	—	—		26,476
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 74,817)		(4,072)	(1,300)	8,613	—	—		3,241

Total assets							￦	166,399

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	￦	(3,678)	(1,174)	(7,851)	—	—		(12,703)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of AUD 300,000)		2,013	642	(79,248)	—	—		(76,593)

Total liabilities							￦	(89,296)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

23.	Share Capital and Capital Surplus and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of December 31, 2015 and 2014 are as follows:

(In millions of won, except for share data)	December 31, 2015		December 31, 2014
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock(Note 24)		(2,260,626)	(2,139,683)
Loss on disposal of treasury stock		—	(18,087)
Hybrid bonds(Note 25)		398,518	398,518
Others		(864,269)	(878,637)

	￦	189,510	277,998

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Act. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the years ended December 31, 2015 and 2014. Changes in number of shares outstanding for the years ended December 31, 2015 and 2014 as follows:

	2015			2014
(In shares)	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336
Disposal of treasury stock	—	(1,692,824)	1,692,824	—	—	—
Acquisition of treasury stock	—	2,020,000	(2,020,000)	—	—	—

Ending issued shares	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

24.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of December 31, 2015 and 2014 are as follows:

(In millions of won, shares)	December 31, 2015		December 31, 2014
Number of shares		10,136,551	9,809,375
Amount	￦	2,260,626	2,139,683

On June 9, 2015, the Parent Company granted 1,692,824 shares of its treasury stock (acquisition cost: ￦369,249 million) in order to acquire shares of SK Broadband Co., Ltd. In addition, from September 30, 2015 to December 11, 2015, the Parent Company newly acquired 2,020,000 shares of its treasury stock amounting to ￦490,192 million in order to stabilize stock price.

25.	Hybrid Bond

Hybrid bonds classified as equity as of December 31, 2015 are as follows:

(In millions of won)	Type	Issuance date	Maturity	Annual interest rate(%)		Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21	(*2)	￦	400,000
Issuance costs							(1,482)

						￦	398,518

Hybrid bonds issued by the Parent Company is classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

26.	Retained Earnings

(1)	Retained earnings as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		87,301	151,533
Reserve for business expansion		9,671,138	9,476,138
Reserve for technology development		2,616,300	2,416,300

		12,397,059	12,066,291
Unappropriated		2,610,568	2,122,300

	￦	15,007,627	14,188,591

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

27.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Unrealized fair value of available-for-sale financial assets	￦	232,316	235,385
Other comprehensive income of investments in associates		(169,520)	(163,808)
Unrealized fair value of derivatives		(83,200)	(77,531)
Foreign currency translation differences for foreign operations		29,707	1,465

	￦	9,303	(4,489)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

27.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2015 and 2014 are as follows:

	2015
(In millions of won)	Unrealized fair value of available-for- sale financial assets		Other compre- hensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2015	￦	235,385	(163,808)	(77,531)	1,465	(4,489)
Changes		(5,530)	(5,649)	(5,221)	28,242	11,842
Tax effect		2,461	(63)	(448)	—	1,950

Balance at December 31, 2015	￦	232,316	(169,520)	(83,200)	29,707	9,303

	2014
(In millions of won)	Unrealized fair value of available-for- sale financial assets		Other compre- hensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2014	￦	208,529	(172,117)	(35,429)	(13,253)	(12,270)
Changes		30,945	8,381	(54,290)	14,718	(246)
Tax effect		(4,089)	(72)	12,188	—	8,027

Balance at December 31, 2014	￦	235,385	(163,808)	(77,531)	1,465	(4,489)

(3)	Details of changes in unrealized fair value of available-for-sale financial assets for the years ended December 31, 2015 and 2014 are as follows:

	2015
(In millions of won)	Before taxes		Income tax effect	After taxes
Balance at January 1, 2015	￦	306,608	(71,223)	235,385
Amount recognized as other comprehensive income during the year		(3,902)	2,067	(1,835)
Amount reclassified through profit or loss		(1,628)	394	(1,234)

Balance at December 31, 2015	￦	301,078	(68,762)	232,316

	2014
(In millions of won)	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	275,663	(67,134)	208,529
Amount recognized as other comprehensive income during the year		40,785	(6,470)	34,315
Amount reclassified through profit or loss		(9,840)	2,381	(7,459)

Balance at December 31, 2014	￦	306,608	(71,223)	235,385

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

27.	Reserves, Continued

(4)	Details of changes in unrealized fair value of derivatives for the years ended December 31, 2015 and 2014 are as follows:

	2015
(In millions of won)	Before taxes		Income tax effect	After taxes
Balance at January 1, 2015	￦	(102,501)	24,970	(77,531)
Amount recognized as other comprehensive income during the year		(4,714)	(570)	(5,284)
Amount reclassified through profit or loss		(507)	122	(385)

Balance at December 31, 2015	￦	(107,722)	24,522	(83,200)

	2014
(In millions of won)	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	(48,211)	12,782	(35,429)
Amount recognized as other comprehensive income during the year		(46,535)	10,311	(36,224)
Amount reclassified through profit or loss		(7,755)	1,877	(5,878)

Balance at December 31, 2014	￦	(102,501)	24,970	(77,531)

28.	Other Operating Expenses

Details	of other operating expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Other Operating Expenses:
Communication expenses	￦	43,979	58,622
Utilities		270,621	247,919
Taxes and dues		36,118	33,500
Repair		312,517	260,533
Research and development		315,790	390,943
Training		37,278	42,781
Bad debt for accounts receivables—trade		60,450	45,754
Travel		27,860	28,912
Supplies and other		176,248	209,933

	￦	1,280,861	1,318,897

.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

29.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	7,140	8,792
Others		23,770	47,487

	￦	30,910	56,279

Other Non-operating Expenses:
Impairment loss on property and equipment, and intangible assets	￦	35,845	47,489
Loss on disposal of property and equipment and intangible assets		21,392	32,950
Donations		72,454	67,823
Bad debt for accounts receivable – other		15,323	17,943
Others		98,477	107,353

	￦	243,491	273,558

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Finance Income:
Interest income	￦	45,884	60,006
Dividends		16,102	13,048
Gain on foreign currency transactions		18,923	16,301
Gain on foreign currency translations		5,090	6,277
Gain on disposal of long-term investment securities		10,786	13,994
Gain on valuation of derivative		1,927	8,713
Gain on settlement of derivatives		—	7,998
Gain relating to financial liability at fair value through profit or loss		5,188	—

	￦	103,900	126,337

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

30.	Finance Income and Costs, Continued

(1)	Details of finance income and costs for the years ended December 31, 2015 and 2014 are as follows, Continued:

(In millions of won)	2015		2014
Finance Costs:
Interest expense	￦	297,662	323,910
Loss on foreign currency transactions		17,931	18,053
Loss on foreign currency translations		4,750	5,079
Loss on disposal of long-term investment securities		2,599	2,694
Loss on valuation of derivatives		—	10
Loss on settlement of derivatives		4,845	672
Loss relating to financial asset at fair value through profit or loss		—	1,352
Loss relating to financial liability at fair value through profit or loss		526	10,370
Other finance costs		21,787	24,533

	￦	350,100	386,673

(2)	Details of interest income included in finance income for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Interest income on cash equivalents and deposits	￦	20,009	33,417
Interest income on installment receivables and others		25,875	26,589

	￦	45,884	60,006

(3)	Details of interest expense included in finance costs for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Interest expense on bank overdrafts and borrowings	￦	19,577	26,360
Interest expense on debentures		238,450	247,972
Interest on finance lease liabilities		58	504
Others		39,577	49,074

	￦	297,662	323,910

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

30.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2015 and 2014 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in Note 7.

(i)	Finance income and costs

(In millions of won)	2015			2014
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	￦	1,927	4,188	8,713	1,361
Available-for-sale financial assets		31,220	24,386	32,227	27,227
Loans and receivables		64,749	15,861	57,685	18,182
Derivative financial instruments designated as hedged item		—	657	7,998	672

Sub-total		97,896	45,092	106,623	47,442

Financial Liabilities:
Financial liabilities at fair value through profit or loss		5,188	526	—	10,370
Financial liabilities measured at amortized cost		816	304,482	19,714	328,861

Sub-total		6,004	305,008	19,714	339,231

Total	￦	103,900	350,100	126,337	386,673

(ii)	Other comprehensive income(loss)

(In millions of won)	2015		2014
Financial Assets:
Available-for-sale financial assets	￦	(3,661)	26,856
Derivative financial instruments designated as hedged item		(3,248)	(20,301)

Sub-total		(6,909)	6,555

Financial Liabilities:
Derivative financial instruments designated as hedged item		1,977	(21,801)

Sub-total		1,977	(21,801)

Total	￦	(4,932)	(15,246)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

30.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Available-for-sale financial assets	￦	21,787	24,533
Bad debt for accounts receivable—trade		60,450	45,754
Bad debt for accounts receivable—other		15,323	17,943

	￦	97,560	88,230

31.	Income Tax Expense for Continuing Operations

(1)	Income tax expenses for continuing operations for the years ended December 31, 2015 and 2014 consist of the following:

(In millions of won)	2015		2014
Current tax expense
Current tax payable	￦	417,022	181,273
Adjustments recognized in the period for current tax of prior periods		(4,124)	(19,938)

		412,898	161,335

Deferred tax expense
Changes in net deferred tax assets		102,305	276,049
Tax directly charged to equity		4,669	16,929
Changes in scope of consolidation		(575)	—
Others (exchange rate differences, etc.)		183	195

		106,582	293,173

Income tax for continuing operation	￦	519,480	454,508

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

31.	Income Tax Expense for Continuing Operations, Continued

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2015 and 2014 is attributable to the following:

(In millions of won)	2015		2014
Income taxes at statutory income tax rates	￦	492,096	544,964
Non-taxable income		(85,589)	(32,277)
Non-deductible expenses		44,770	61,580
Tax credit and tax reduction		(25,756)	(33,581)
Changes in unrealizable deferred taxes		83,623	(43,820)
Others (income tax refund and tax rate differences, etc.)		10,336	(42,358)

Income tax for continuing operation	￦	519,480	454,508

Tax rates applied for the above taxable income for the years ended December 31, 2015 and 2014 are corporate income tax rates applied for taxable income in Republic of Korea, of which SK Telecom Co., Ltd., the Parent Company, is located.

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Net change in fair value of available-for-sale financial assets	￦	2,461	(4,089)
Share of other comprehensive income of associates		(63)	(72)
Gain or loss on valuation of derivatives		(448)	12,188
Remeasurement of defined benefit liabilities		2,719	8,902

	￦	4,669	16,929

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

31.	Income Tax Expense for Continuing Operations, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 are as follows:

	2015
(In millions of won)	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	53,578	—	6,379	—	—	59,957
Accrued interest income		(2,450)	—	(117)	—	—	(2,567)
Available-for-sale financial assets		(4,824)	—	32,728	2,461	—	30,365
Investments in subsidiaries and associates		(211,043)	—	(144,167)	(63)	—	(355,273)
Property and equipment (depreciation)		(372,332)	—	44,760	—	—	(327,572)
Provisions		7,587	—	(5,102)	—	—	2,485
Retirement benefit obligation		27,361	—	(1,753)	2,719	—	28,327
Gain or loss on valuation of derivatives		24,969	—	—	(448)	—	24,521
Gain or loss on foreign currency translation		19,324	—	193	—	—	19,517
Tax free reserve for research and manpower development		(7,162)	—	—	—	—	(7,162)
Goodwill relevant to leased line		4,433	—	(720)	—	—	3,713
Unearned revenue (activation fees)		25,977	—	(23,912)	—	—	2,065
Others		(15,682)	(575)	(7,708)	—	183	(23,782)

		(450,264)	(575)	(99,419)	4,669	183	(545,406)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		31,712	—	(7,163)	—	—	24,549

	￦	(418,552)	(575)	(106,582)	4,669	183	(520,857)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

31.	Income Tax Expense for Continuing Operations, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 are as follows, Continued:

	2014
(In millions of won)	Beginning		Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	56,427	(2,700)	—	(149)	53,578
Accrued interest income		(2,831)	381	—	—	(2,450)
Available-for-sale financial assets		(589)	(146)	(4,089)	—	(4,824)
Investments in subsidiaries and associates		(44,844)	(165,663)	(72)	(464)	(211,043)
Property and equipment (depreciation)		(333,633)	(38,690)	—	(9)	(372,332)
Provisions		14,303	(6,699)	—	(17)	7,587
Retirement benefit obligation		16,089	2,390	8,902	(20)	27,361
Gain or loss on valuation of derivatives		12,779	2	12,188	—	24,969
Gain or loss on foreign currency translation		19,572	(248)	—	—	19,324
Tax free reserve for research and manpower development		(40,011)	32,849	—	—	(7,162)
Goodwill relevant to leased line		31,025	(26,592)	—	—	4,433
Unearned revenue (activation fees)		53,412	(27,435)	—	—	25,977
Others		44,738	(61,274)	—	854	(15,682)

		(173,563)	(293,825)	16,929	195	(450,264)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		31,060	652	—	—	31,712

	￦	(142,503)	(293,173)	16,929	195	(418,552)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

31.	Income Tax Expense for Continuing Operations, Continued

(5)	Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), as the Group does not believe it is probable that the deferred tax assets will be realizable in the future, in the consolidated statements of financial position as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Allowance for doubtful accounts	￦	182,266	155,634
Investments in subsidiaries and associates		281,719	422,033
Other temporary differences		285,845	314,188
Unused tax loss carryforwards		1,034,070	729,570
Unused tax credit carryforwards		2,271	2,438

	￦	1,786,171	1,623,863

(6)	The expirations of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2015 are as follows:

(In millions of won)	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	￦	4,894	1,041
1 ~ 2 years		—	155
2 ~ 3 years		—	870
More than 3 years		1,029,176	205

	￦	1,034,070	2,271

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

32.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2015 and 2014 are calculated as follows:

(In millions of won, shares)	2015		2014
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	1,518,604	1,801,178
Interest on hybrid bond		(16,840)	(16,840)

Profit attributable to owners of the Parent Company on common shares		1,501,764	1,784,338
Weighted average number of common shares outstanding		71,551,966	70,936,336

Basic earnings per share (In won)	￦	20,988	25,154

2)	The weighted average number of common shares outstanding for the years ended December 31, 2015 and 2014 are calculated as follows:

(In shares)	2015	2014
Outstanding common shares	80,745,711	80,745,711
Weighted number of treasury stocks	(9,193,745)	(9,809,375)

Weighted average number of common shares outstanding	71,551,966	70,936,336

(2)	Diluted earnings per share

For the year ended December 31, 2015 and 2014, there were no potentially dilutive shares. Therefore, diluted earnings per share for the years ended December 31, 2015 and 2014 are the same as basic earnings per share.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

33.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won, except for face value and share data) Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2015	Cash dividends (interim)	72,629,160	500	200%	72,629
	Cash dividends (year-end)	70,609,160	500	1800%	635,482

					708,111

2014	Cash dividends (interim)	70,936,336	500	200%	70,937
	Cash dividends (year-end)	70,936,336	500	1680%	595,865

					666,802

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won) Year	Dividends calculated		Profit	Dividends payout ratio
2015	￦	708,111	1,518,604	46.63%
2014	￦	666,802	1,801,178	37.02%

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2015 and 2014 are as follows:

(In won) Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2015	Cash dividends	10,000	215,500	4.64%
2014	Cash dividends	9,400	268,000	3.51%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

34.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2015 and 2014 are as follows:

	December 31, 2015
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	768,922	—	768,922
Financial instruments		—	—	701,713	—	701,713
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities		—	1,207,226	—	—	1,207,226
Accounts receivable – trade		—	—	2,390,110	—	2,390,110
Loans and other receivables(*)		—	—	1,102,403	—	1,102,403
Derivative financial assets		6,277	—	—	160,122	166,399

	￦	6,277	1,299,488	4,963,148	160,122	6,429,035

	December 31, 2014
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	834,429	—	834,429
Financial instruments		—	—	313,699	—	313,699
Short-term investment securities		—	280,161	—	—	280,161
Long-term investment securities		7,817	948,463	—	—	956,280
Accounts receivable – trade		—	—	2,460,686	—	2,460,686
Loans and other receivables(*)		—	—	1,123,507	—	1,123,507
Derivative financial assets		8,713	—	—	61,322	70,035

	￦	16,530	1,228,624	4,732,321	61,322	6,038,797

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

34.	Categories of Financial Instruments, continued

(1)	Financial assets by categories as of December 31, 2015 and 2014 are as follows, continued:

(*)	Details of loans and other receivables as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Short-term loans	￦	53,895	74,512
Accounts receivable – other		673,739	690,527
Accrued income		10,753	10,134
Other current assets		1,861	3,866
Long-term loans		62,454	55,728
Long-term accounts receivable-other		2,420	3,596
Guarantee deposits		297,281	285,144

	￦	1,102,403	1,123,507

(2)	Financial liabilities by categories as of December 31, 2015 and 2014 are as follows:

	December 31, 2015
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	￦	—	279,782	—	279,782
Derivative financial liabilities		—	—	89,296	89,296
Borrowings		—	415,134	—	415,134
Debentures(*1)		155,704	6,952,949	—	7,108,653
Accounts payable—other and others (*2)		—	2,970,801	—	2,970,801

	￦	155,704	10,618,666	89,296	10,863,666

	December 31, 2014
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	￦	—	275,495	—	275,495
Derivative financial liabilities		—	—	130,889	130,889
Borrowings		—	537,562	—	537,562
Debentures(*1)		110,365	6,108,265	—	6,218,630
Accounts payable—other and others (*2)		—	3,241,615	—	3,241,615

	￦	110,365	10,162,937	130,889	10,404,191

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2015 and 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of December 31, 2015 and 2014 are as follows, continued:

(*2)	Details of accounts payable – other and other payables as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Accounts payable – other	￦	1,323,434	1,381,850
Withholdings		1,178	1,760
Accrued expenses		920,739	952,418
Current portion of long-term payables - other		120,211	193,193
Long-term payables – other		581,697	684,567
Finance lease liabilities		—	26
Other non-current liabilities		23,542	27,801

	￦	2,970,801	3,241,615

35.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary foreign currency assets and liabilities as of December 31, 2015 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)

	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	162,322	￦	189,763	1,836,860	￦	2,152,800
EUR	23,421		30,005	257		328
JPY	24,462		238	695		7
AUD	—		—	299,023		255,097
CHF	—		—	299,403		354,909
Others	4,995		1,148	291		121

		￦	221,154		￦	2,763,262

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 22)

As of December 31, 2015, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)	If increased by 10%		If decreased by 10%
USD	￦	9,600	(9,600)
EUR		2,934	(2,934)
JPY		23	(23)
Others		100	(100)

	￦	12,657	(12,657)

(ii)	Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2015, available-for-sale equity instruments measured at fair value amount to ￦1,076,291 million.

(iii)	Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

The interest rate risk arises from the Group’s floating-rate borrowings and bonds agreements. As of December 31, 2015, the floating-rate borrowings and bonds are ￦20,573 million and ￦351,600 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 22, for all floating-rate bonds to hedge the interest rate risk of floating-rate bonds. On the other hand, if the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2015, fluctuates as much as ￦206 million due to the interest expense on floating-rate borrowings that have not entered into an interest rate swap agreement.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Cash and cash equivalents	￦	768,794	833,129
Financial instruments		701,713	313,699
Available-for-sale financial assets		3,430	15,498
Accounts receivable – trade		2,390,110	2,460,686
Loans and receivables		1,102,403	1,123,507
Derivative financial assets		166,399	70,035
Financial assets at fair value through profit or loss		—	7,817

	￦	5,132,849	4,824,371

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the year ended December 31, 2015, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2015.

In addition, the aging of trade and other receivables that are over-due at the end of the reporting period but not impaired is stated in Note 7 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 30.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2015 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	￦	279,782	279,782	279,782	—	—
Borrowings(*1)		415,134	428,012	298,118	109,200	20,694
Debentures(*1)		7,108,653	8,514,028	897,895	4,516,896	3,099,237
Accounts payable - other and others(*2)		2,970,801	3,030,356	2,330,565	578,643	121,148

	￦	10,774,370	12,252,178	3,806,360	5,204,739	3,241,079

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on borrowings and debentures.
(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2015, periods which cash flows from cash flow hedge derivatives are expected to be incurred are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	160,122	171,808	1,894	138,980	30,934
Liabilities		(89,296)	(92,498)	(4,882)	(87,616)	—

	￦	70,826	79,310	(2,988)	51,364	30,934

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

35.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the group as of and for the year ended December 31, 2014.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity which are extracted from the financial statements.

Debt-equity ratio as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Liabilities	￦	13,207,291	12,692,963
Equity		15,374,096	15,248,270

Debt-equity ratio		85.91%	83.24%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

35.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	6,277	—	6,277	—	6,277
Derivative financial assets		160,122	—	160,122	—	160,122
Available-for-sale financial assets		1,076,291	897,958	47,262	131,071	1,076,291

	￦	1,242,690	897,958	213,661	131,071	1,242,690

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	768,922	—	—	—	—
Available-for-sale financial assets(*1,2)		223,197	—	—	—	—
Accounts receivable – trade and others(*1)		3,492,513	—	—	—	—
Financial instruments(*1)		701,713	—	—	—	—

	￦	5,186,345	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	￦	245,000	—	245,000	—	245,000

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	279,782	—	—	—	—
Borrowings		415,134	—	416,702	—	416,702
Debentures		6,952,949	—	7,411,909	—	7,411,909
Accounts payable - other and others(*1)		2,970,801	—	—	—	—

	￦	10,618,666	—	7,828,611	—	7,828,611

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,530	—	8,713	7,817	16,530
Derivative financial assets		61,322	—	61,322	—	61,322
Available-for-sale financial assets		846,614	657,286	47,002	142,326	846,614

	￦	924,466	657,286	117,037	150,143	924,466

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	834,429	—	—	—	—
Available-for-sale financial assets(*1,2)		382,010	—	—	—	—
Accounts receivable – trade and others(*1)		3,584,193	—	—	—	—
Financial instruments(*1)		313,699	—	—	—	—

	￦	5,114,331	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	￦	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	275,495	—	—	—	—
Borrowings		537,562	—	549,083	—	549,083
Debentures		6,108,265	—	6,514,832	—	6,514,832
Accounts payable - other and others(*1)		3,241,615	—	—	—	—

	￦	10,162,937	—	7,063,915	—	7,063,915

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

The Group uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities being evaluated.

Fair values of accounts receivable – trade, and accounts payable - trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of December 31, 2015 are as follows:

Interest rate
Derivative instruments	1.92 ~ 2.37%
Borrowings and debentures	2.12 ~ 3.34%

3) There have been no transfers from Level 2 to Level 1 in 2015 and changes of financial assets classified as Level 3 for the year ended December 31, 2015 are as follows:

	Balance at Jan. 1	Acquisition	Loss for the period	Other comprehensive loss	Disposal	Others	Balance at Dec.31
Available-for-sale financial assets	142,326	3,103	(449)	(2,379)	(30,359)	18,829	131,071

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

35.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2015 are as follows:

	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
(In millions of won)					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	55,673	—	55,673	(55,673)	—	—
Accounts receivable – trade and others		129,527	(113,003)	16,524	—	—	16,524

	￦	185,200	(113,003)	72,197	(55,673)	—	16,524

Financial liabilities:
Derivatives(*)	￦	89,734	—	89,734	(55,673)	—	34,061
Accounts payable – other and others		113,003	(113,003)	—	—	—	—

	￦	202,737	(113,003)	89,734	(55,673)	—	34,061

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2014 are as follows:

	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
(In millions of won)					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable – trade and others		128,794	(117,568)	11,226	—	—	11,226

	￦	176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)	￦	45,892	—	45,892	(45,892)	—	—
Accounts payable – others		117,568	(117,568)	—	—	—	—

	￦	163,460	(117,568)	45,892	(45,892)	—	—

(*)	The amount is applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint venture	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 52 others
Affiliates	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Salaries	￦	1,971	2,600
Provision for retirement benefits		626	907

	￦	2,597	3,507

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2015 and 2014 are as follows:

		2015
(In millions of won) Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*1)	￦	20,260	324,078	236,414	—	—
	SK Holdings Co., Ltd. (formerly, SK Holdings Co., Ltd.)(*2,3)		1,299	212,378	117	—	—

			21,559	536,456	236,531	—	—

Associates	F&U Credit information Co., Ltd.		2,510	43,967	—	—	—
	HappyNarae Co., Ltd.		297	6,886	13,495	—	—
	SK hynix Inc.(*4)		55,949	2,384	—	—	—
	SK Wyverns Baseball Club., Ltd.		3,849	18,544	—	—	204
	KEB HanaCard Co., Ltd.		21,414	16,057	—	—	—
	Xian Tianlong Science and Technology Co., Ltd.		—	—	—	8,287	—
	Others(*5)		6,397	11,917	1,864	690	—

			90,416	99,755	15,359	8,977	204

Other	SK Engineering & Construction Co., Ltd.		15,598	27,243	240,701	—	—
	SK Networks Co., Ltd.		11,923	1,257,975	2	—	—
	SK Networks Services Co., Ltd.		10,491	94,097	6,472	—	—
	SK Telesys Co., Ltd.		397	48,900	141,870	—	—
	SK Energy Co., Ltd.		9,930	978	—	—	—
	SK Gas Co., Ltd.		3,561	2	—	—	—
	Others		29,409	71,314	194,945	—	—

			81,309	1,500,509	583,990	—	—

Total		￦	193,284	2,136,720	835,880	8,977	204

(*1)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK Holdings Co., Ltd.
(*2)	These relates to transactions occurred until July 31, 2015 before the merger with SK C&C Co., Ltd.
(*3)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.
(*4)	Operating revenue and others include ￦43,830 million of dividends paid by SK hynix Inc. and deducted from the investment in associates.
(*5)	Operating revenue and others include ￦2,103 million and ￦457 million of dividends paid by Korea IT Fund and UniSK, respectively, and deducted from the investment in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2015 and 2014 are as follows, continued:

		2014
(In millions of won) Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	530	226,772	—	—	—
Associates	F&U Credit information Co., Ltd.		2,395	45,417	—	—	—
	HappyNarae Co., Ltd.		253	6,492	10,418	—	—
	SK hynix Inc.		12,964	3,391	—	—	—
	SK USA, Inc.		—	2,153	—	—	—
	SK Wyverns Baseball Club., Ltd.		901	22,402	—	—	204
	KEB HanaCard Co., Ltd. (*2)		39,828	5,416	—	—	—
	Others		5,852	15,150	—	45	—

			62,193	100,421	10,418	45	204

Other	SK Engineering & Construction Co., Ltd.		3,385	42,964	460,783	—	—
	SK C&C Co., Ltd.		18,309	360,842	168,778	—	—
	SK Networks Co., Ltd.		16,230	1,509,017	5,388	—	—
	SK Networks Services Co., Ltd.		13,017	106,273	2,583	—	—
	SK Telesys Co., Ltd.		494	64,038	205,538	—	—
	SK Energy Co., Ltd.		22,650	944	—	—	—
	SK Gas Co., Ltd.		10,115	—	—	—	—
	Others		25,537	38,868	12,628	—	—

			109,737	2,122,946	855,698	—	—

Total		￦	172,460	2,450,139	866,116	45	204

(*1)	Operating expense and others include ￦191,416 million of dividends paid by the Group.
(*2)	During the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Parent Company’s associate and KEB Card Co., Ltd., the Group returned 57,647,058 shares of Hana SK Card Co., Ltd., and received 67,627,587 shares of the merged company, KEB HanaCard Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

36.	Transactions with Related Parties, Continued

(4)	Account balances as of December 31, 2015 and 2014 are as follows:

		2015
		Accounts receivable			Accounts payable
(In millions of won) Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – other, and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.) (*)	￦	—	1,836	160,133
Associates	HappyNarae Co., Ltd.		—	12	6,162
	F&U Credit information Co., Ltd.		—	66	934
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club Co., Ltd.		1,017	4,502	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,771	9,042
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	299	964

			33,342	49,422	17,257

Other	SK Engineering & Construction Co., Ltd.		—	1,005	14,877
	SK Networks. Co., Ltd.		—	1,569	208,291
	SK Networks Services Co., Ltd.		—	—	9,414
	SK Telesys Co., Ltd.		—	140	37,491
	SK innovation co., ltd.		—	2,159	1,424
	SK Energy Co., Ltd.		—	1,681	173
	SK Gas Co., Ltd.		—	1,830	9
	Others		—	2,886	58,088

			—	11,270	329,767

Total		￦	33,342	62,528	507,157

(*)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, and changed its name to SK, Holdings Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

36.	Transactions with Related Parties, Continued

(4)	Account balances as of December 31, 2015 and 2014 are as follows, continued:

		2014
		Accounts receivable			Accounts payable
(In millions of won) Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – other, and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	90	—
Associates	HappyNarae Co., Ltd.		—	13	2,650
	F&U Credit information Co., Ltd.		—	148	797
	SK hynix Inc.		—	2,800	2,840
	SK Wyverns Baseball Club Co., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	KEB HanaCard Co., Ltd.		—	1,998	59
	Others		—	543	1,285

			24,569	43,914	7,631

Other	SK Engineering & Construction Co., Ltd.		—	897	27,282
	SK C&C Co., Ltd.		—	1,393	121,145
	SK Networks. Co., Ltd.		—	2,608	238,351
	SK Networks Services Co., Ltd.		—	16	2,922
	SK Telesys Co., Ltd.		—	321	3,037
	SK innovation co., ltd.		—	1,641	271
	SK Energy Co., Ltd.		—	4,781	79
	SK Gas Co., Ltd.		—	2,143	47
	Others		—	2,813	9,342

			—	16,613	402,476

Total		￦	24,569	60,617	410,107

(5)	As of December 31, 2015, there are no collateral or guarantee provided by the Group to related parties nor by related parties to the Group.
(6)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provides a blank note to SK Energy Co., Ltd., with regard to this transaction.
(7)	During the year ended December 31, 2014, the Group acquired convertible bonds with a face value of ￦6,000 million from Health Connect Co., Ltd. at the face value. During the year ended December 31, 2015, the Parent Company exercised the conversion right for the convertible bonds of Health Connect Co., Ltd. As a result of this transaction, investments in associates have increased by ￦5,900 million.
(8)	As of December 31, 2015 the Parent Company has established a right of pledge on its capital investment for Entrix Co., Ltd., a subsidiary of the Parent Company, amounting to ￦10,000 million.
(9)	There were additional investments in associates and joint ventures during the year ended December 31, 2015. (See Note 12)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

37.	Commitments and Contingencies

(1) Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦10,193 million as of December 31, 2015.

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has guaranteed for employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ￦1,219 million as collateral as of December 31, 2015.

(2) Legal claims and litigations

As of December 31, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. For those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation for these matters, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3) Guarantee provided

PS&Marketing Corporation, a subsidiary of the Parent Company, obtained ￦3,000 million of payment guarantees from Shinhan Bank, in relation to handsets purchased from the Apple Computer Korea Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Interest income	￦	(45,884)	(60,006)
Dividend		(16,102)	(13,048)
Gain on foreign currency translation		(5,090)	(6,277)
Gain on disposal of long-term investment securities		(10,786)	(13,994)
Gain on valuation of derivatives		(1,927)	(8,713)
Gain on settlement of derivatives		—	(7,998)
Gain related to investments in subsidiaries and associates, net		(786,140)	(906,338)
Gain on disposal of property and equipment and intangible assets		(7,140)	(8,792)
Gain relating to financial liabilities at fair value through profit or loss		(5,188)	—
Other income		(7,577)	(608)
Interest expenses		297,662	323,910
Loss on foreign currency translation		4,750	5,079
Loss on disposal of long-term investment securities		2,599	2,694
Other finance costs		21,787	24,533
Loss on valuation of derivatives		—	10
Loss on settlement of derivatives		4,845	672
Income tax expense		519,480	454,508
Expense related to defined benefit plan		110,021	112,717
Depreciation and amortization		2,993,486	2,891,870
Bad debt expenses		60,450	45,754
Loss on disposal of property and equipment and intangible assets		21,392	32,950
Impairment loss on property and equipment and intangible assets		35,845	47,489
Loss relating to financial assets at fair value through profit or loss		—	1,352
Loss relating to financial liabilities at fair value through profit or loss		526	10,370
Bad debt for accounts receivable—other		15,323	17,943
Impairment loss on other investment securities		42,966	22,749
Other expenses		4,845	10,169

	￦	3,250,143	2,978,995

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Accounts receivable—trade	￦	7,554	(168,839)
Accounts receivable—other		(11,108)	(52,137)
Accrued income		116	14
Advance payments		(35,906)	(62,873)
Prepaid expenses		(40,464)	(36,808)
V.A.T. refund receivable		1,385	7,200
Inventories		(7,814)	(171)
Long-term accounts receivables—other		—	80
Guarantee deposits		(11,238)	(12,699)
Accounts payable—trade		12,442	(37,790)
Accounts payable—other		(107,114)	(296,875)
Advanced receipts		6,421	20,701
Withholdings		(191,209)	306,515
Deposits received		(9,661)	(4,395)
Accrued expenses		(28,845)	(79,831)
V.A.T. payable		3,494	2,711
Unearned revenue		(115,187)	(140,295)
Provisions		(30,562)	(38,469)
Long-term provisions		(4,447)	29,532
Plan assets		(67,831)	(96,847)
Retirement benefit payment		(58,513)	(46,531)
Others		2,753	474

	￦	(685,734)	(707,333)

(3)	Significant non-cash transactions for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Transfer of construction in progress to property and equipment, and intangible assets	￦	2,002,231	2,238,620
Transfer of other property and equipment and others to construction in progress		730,469	1,090,954
Accounts payable—other related to acquisition of property and equipment and intangible assets		39,973	(184,614)

Exhibit 99.2

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2015 and 2014

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as at December 31, 2015 and 2014, the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2015 and 2014 and of its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 23, 2016

This report is effective as of February 23, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014
Assets
Current Assets:
Cash and cash equivalents	29,30	￦	431,666	248,311
Short-term financial instruments	5,29,30		121,500	143,000
Short-term investment securities	7,29,30		92,262	197,161
Accounts receivable—trade, net	6,29,30,31		1,528,751	1,559,281
Short-term loans, net	6,29,30,31		47,741	67,989
Accounts receivable—other, net	6,29,30,31		264,741	305,990
Prepaid expenses			92,220	86,070
Inventories, net			45,991	23,694
Advanced payments and other	6,29,30		88,657	58,417

Total Current Assets			2,713,529	2,689,913

Non-Current Assets:
Long-term financial instruments	5,29,30		10,062	69
Long-term investment securities	7,29,30		726,505	608,797
Investments in subsidiaries and associates	8		8,810,548	8,181,769
Property and equipment, net	9,31		7,442,280	7,705,906
Goodwill	10		1,306,236	1,306,236
Intangible assets, net	11		1,766,069	1,928,169
Long-term loans, net	6,29,30,31		35,080	38,457
Long-term prepaid expenses			29,802	28,551
Guarantee deposits	5,6,29,30,31		166,656	156,807
Long-term derivative financial assets	16,29,30		139,923	67,728
Other non-current assets			250	60

Total Non-Current Assets			20,433,411	20,022,549

Total Assets		￦	23,146,940	22,712,462

See accompanying notes to the separate financial statements.

3

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014
Liabilities and Equity
Current Liabilities:
Short-term borrowings	12,29,30	￦	230,000	200,000
Current installments of long-term debt, net	12,29,30		592,637	211,863
Current installments of long-term payables – other	13,29,30		120,185	189,389
Accounts payable – other	29,30,31		927,170	1,086,485
Withholdings	29,30		607,690	801,119
Accrued expenses	29,30		540,770	615,488
Income tax payable	26		375,189	91,315
Unearned revenue			10,014	92,783
Provisions	14		37,551	50,456
Advanced receipts			50,100	39,148

Total Current Liabilities			3,491,306	3,378,046

Non-Current Liabilities:
Debentures, excluding current installments, net	12,29,30		5,033,495	4,655,137
Long-term borrowings, excluding current installments	12,29,30		72,554	80,147
Long-term payables – other	13,29,30		550,964	657,001
Long-term unearned revenue			2,768	19,544
Defined benefit liabilities	15		4,006	15,555
Long-term derivative financial liabilities	16,29,30		89,296	130,889
Long-term provisions	14		20,055	27,676
Deferred tax liabilities	26		56,274	144,876
Other non-current liabilities	29,30		46,762	61,370

Total Non-Current Liabilities			5,876,174	5,792,195

Total Liabilities			9,367,480	9,170,241

Equity
Share capital	1,17		44,639	44,639
Capital surplus and other capital adjustments	17,18,19		369,446	433,894
Retained earnings	20,21		13,418,603	12,996,790
Reserves	22		(53,228)	66,898

Total Equity			13,779,460	13,542,221

Total Liabilities and Equity		￦	23,146,940	22,712,462

See accompanying notes to the separate financial statements.

4

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2015 and 2014

(In millions of won except for per share data)	Note	2015		2014
Operating revenue:	31
Revenue		￦	12,556,979	13,012,644

Operating expense:	31
Labor cost			694,666	588,635
Commissions paid			5,102,723	5,591,245
Depreciation and amortization			2,155,531	2,095,702
Network interconnection			720,879	771,786
Leased line			358,031	370,549
Advertising			175,776	213,605
Rent			403,317	377,112
Cost of products that have been resold			462,256	457,049
Other operating expenses	23		825,024	809,801

			10,898,203	11,275,484

Operating income			1,658,776	1,737,160
Finance income	25		246,394	82,276
Finance costs	25		(314,191)	(293,338)
Other non-operating income	24		15,277	37,422
Other non-operating expenses	24		(132,993)	(184,177)
Loss relating to investments in subsidiaries and associates, net	8		(3,819)	(57,593)

Profit before income tax			1,469,444	1,321,750
Income tax expense	26		362,683	293,209

Profit for the year		￦	1,106,761	1,028,541

Earnings per share	27
Basic earnings per share (in won)		￦	15,233	14,262

Diluted earnings per share (in won)		￦	15,233	14,262

See accompanying notes to the separate financial statements.

5

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014
Profit for the year		￦	1,106,761	1,028,541
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	15		386	(13,808)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	22		(121,528)	(66,103)
Net change in unrealized fair value of derivatives	16,22		1,402	(38,175)

Other comprehensive loss for the year			(119,740)	(118,086)

Total comprehensive income		￦	987,021	910,455

See accompanying notes to the separate financial statements.

6

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

(In millions of won)
			Capital surplus and other capital adjustments					Retained earnings	Reserves	Total equity
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other
Balance, January 1, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408
Cash dividends		—	—	—	—	—	—	(666,802)	—	(666,802)
Interest on hybrid bonds		—	—	—	—	—	—	(16,840)	—	(16,840)
Total comprehensive income
Profit for the year		—	—	—	—	—	—	1,028,541	—	1,028,541
Other comprehensive loss		—	—	—	—	—	—	(13,808)	(104,278)	(118,086)

		—	—	—	—	—	—	1,014,733	(104,278)	910,455

Balance, December 31, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,996,790	66,898	13,542,221

Balance, January 1, 2015	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,996,790	66,898	13,542,221
Cash dividends		—	—	—	—	—	—	(668,494)	—	(668,494)
Interest on hybrid bonds		—	—	—	—	—	—	(16,840)	—	(16,840)
Acquisition of treasury stock		—	—	(490,192)	—	—	—	—	—	(490,192)
Disposal of treasury stock		—	—	369,249	18,087	—	38,408	—	—	425,744
Total comprehensive income
Profit for the year		—	—	—	—	—	—	1,106,761	—	1,106,761
Other comprehensive income (loss)		—	—	—	—	—	—	386	(120,126)	(119,740)

		—	—	—	—	—	—	1,107,147	(120,126)	987,021

Balance, December 31, 2015	￦	44,639	2,915,887	(2,260,626)	—	398,518	(684,333)	13,418,603	(53,228)	13,779,460

See accompanying notes to the separate financial statements.

7

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,106,761	1,028,541
Adjustments for income and expenses	33		2,811,718	2,886,389
Changes in assets and liabilities related to operating activities	33		(699,106)	(334,898)

Sub-total			3,219,373	3,580,032
Interest received			18,786	20,954
Dividends received			59,462	13,048
Interest paid			(221,309)	(224,119)
Income tax paid			(129,183)	(168,482)

Net cash provided by operating activities			2,947,129	3,221,433

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			105,158	—
Decrease in short-term financial instruments, net			21,500	30,500
Collection of short-term loans			387,922	197,925
Decrease in long-term financial instruments			7	2,522
Proceeds from disposals of long-term investment securities			22,106	54,218
Proceeds from disposals of investments in subsidiaries and associates			185,557	—
Proceeds from disposals of property and equipment			23,372	25,677
Proceeds from disposals of intangible assets			343	1,127
Proceeds from disposals of assets held for sale			—	3,667
Collection of long-term loans			—	3,660
Proceeds from disposals of other non-current assets, net			—	93

Sub-total			745,965	319,389
Cash outflows for investing activities:
Increase in short-term investment securities, net			—	(94,802)
Increase in short-term loans			(364,687)	(195,700)
Increase in long-term financial instruments			(10,000)	(2,522)
Acquisitions of long-term investment securities			(296,254)	(28,801)
Acquisitions of investments in subsidiaries and associates			(306,382)	(210,060)
Acquisitions of property and equipment			(1,752,804)	(2,319,016)
Acquisitions of intangible assets			(77,830)	(91,060)
Increase in long-term loans			—	(45)
Increase in other non-current assets, net			(190)	—

Sub-total			(2,808,147)	(2,942,006)

Net cash used in investing activities		￦	(2,062,182)	(2,622,617)

See accompanying notes to the separate financial statements.

8

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2015 and 2014

(In millions of won)	2015		2014
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	￦	30,000	—
Proceeds from long-term borrowings		—	3,552
Proceeds from issuance of debentures		897,029	797,364
Cash inflows from settlement of derivatives		175	119

Sub-total		927,204	801,035
Cash outflows for financing activities:
Decrease in short-term borrowings, net		—	(60,000)
Repayments of long-term borrowings		(12,814)	(12,814)
Repayments of long-term account payables—other		(190,134)	(207,668)
Repayments of debentures		(250,000)	(629,940)
Payments of cash dividends		(668,494)	(666,802)
Payments of interest on hybrid bond		(16,840)	(16,840)
Acquisitions of treasury stock		(490,192)	—
Cash outflows from settlement of derivatives		(150)	(5,882)

Sub-total		(1,628,624)	(1,599,946)

Net cash used in financing activities		(701,420)	(798,911)

Net increase (decrease) in cash and cash equivalents		183,527	(200,095)
Cash and cash equivalents at beginning of the year		248,311	448,459
Effects of exchange rate changes on cash and cash equivalents		(172)	(53)

Cash and cash equivalents at end of the year	￦	431,666	248,311

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2015, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.(*)	20,363,452	25.22
National Pension Service	6,963,591	8.63
Institutional investors and other minority stockholders	43,282,117	53.60
Treasury stock	10,136,551	12.55

Total number of shares	80,745,711	100.00

(*) During the year ended December 31, 2015, SK C&C Co., Ltd., the ultimate controlling entity’s investee accounted using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Company, and changed its name to SK, Holdings Co., Ltd.

2.	Basis of Presentation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, of significant influence over, an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on February 3, 2016, which will be submitted for approval at the shareholders’ meeting to be held on March 18, 2016.

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in Note 4 for the following areas: revenue and classification of lease.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, continued

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 30.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it controls the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Changes in Accounting Policies

Except for the changes below, the Company has consistently applied the accounting policies set out in Note 4 to all periods presented in these financial statements.

The Company has adopted the following amendments to standards with a date of initial application of January 1, 2015.

1)	K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

There is no material impact of the application of this amendment on the Company’s financial statements.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements except for those as described in Note 3.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its separate financial statements in accordance with K-IFRS No. 1108, ‘Operating Segments’ and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, ‘Separate Financial Statements’. The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

13

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

14

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(v)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

15

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency use rights	6.3 ~ 13.1
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

20

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(12)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

21

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(13)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased asset may be impaired.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

22

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statements of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

23

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(16)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

24

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(16)	Employee benefits, continued

(v)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(18)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

25

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(19)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Company acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

(20)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(21)	Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates, and are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

26

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(21)	Revenue, Continued

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

27

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

28

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Significant Accounting Policies, Continued

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(25)	New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning on or after January 1, 2016, and the Company has not early adopted them.

As of December 31, 2015, management is in the process of evaluating the impact of applying these standards on its financial position and results of operations.

1)	K-IFRS 1109 ‘Financial Instruments’

K-IFRS 1109, published in December 2015, replaces the existing guidance in K-IFRS 1039, Financial Instruments: Recognition and Measurement. K-IFRS 1109 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from K-IFRS 1039. K-IFRS 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

2)	K-IFRS 1115 ‘Revenue from Contracts with Customers’

K-IFRS 1115, published in December 2015, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS 1018, Revenue, K-IFRS 1011 Construction Contracts and K-IFRS 2113 Customer Loyalty Programmes. K-IFRS 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

3)	K-IFRS 1027 ‘Separate Financial Statements’

Amendments to K-IFRS 1027 introduced equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and equity method options. This amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

29

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2015 and 2014 are summarized as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Short-term financial instruments
Charitable fund(*)	￦	79,000	85,500
Long-term financial instruments
Charitable fund(*)		10,000	—
Other		62	69
Guarantee deposits		280	280

	￦	89,342	85,849

(*)	The Company established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2015, the funds cannot be withdrawn.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	1,654,575	(125,824)	1,528,751
Short-term loans		48,223	(482)	47,741
Accounts receivable—other		323,870	(59,129)	264,741
Accrued income		7,505	—	7,505

		2,034,173	(185,435)	1,848,738
Non-current assets:
Long-term loans		54,322	(19,242)	35,080
Guarantee deposits		166,656	—	166,656

		220,978	(19,242)	201,736

	￦	2,255,151	(204,677)	2,050,474

(In millions of won)	December 31, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	1,665,941	(106,660)	1,559,281
Short-term loans		68,676	(687)	67,989
Accounts receivable—other		366,821	(60,831)	305,990
Accrued income		6,354	—	6,354

		2,107,792	(168,178)	1,939,614
Non-current assets:
Long-term loans		60,130	(21,673)	38,457
Guarantee deposits		156,807	—	156,807

		216,937	(21,673)	195,264

	￦	2,324,729	(189,851)	2,134,878

30

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

6.	Trade and Other Receivables, Continued

(2)	The movement in allowance for doubtful accounts of trade and other receivables for the years ended December 31, 2015 and 2014 were as follows:

(In millions of won)
	2015		2014
Balance at January 1	￦	189,851	174,480
Increase of bad debt allowances		53,043	43,186
Write-offs		(58,003)	(49,926)
Collection of receivables previously written-off		19,786	22,111

Balance at December 31	￦	204,677	189,851

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015			December 31, 2014
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,188,225	488,244	1,182,627	553,014
Overdue but not impaired		45,146	—	47,663	—
Impaired		421,204	112,332	435,651	105,774

		1,654,575	600,576	1,665,941	658,788
Allowances for doubtful accounts		(125,824)	(78,853)	(106,660)	(83,191)

	￦	1,528,751	521,723	1,559,281	575,597

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Less than 1 month	￦	5,550	12,045
1 ~ 3 months		9,507	15,222
3 ~ 6 months		6,583	8,591
More than 6 months		23,506	11,805

	￦	45,146	47,663

31

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

7.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Beneficiary certificates(*)	￦	92,262	197,003
Current portion of long-term investment securities		—	158

	￦	92,262	197,161

(*)	The interest distributions arising from beneficiary certificates as of December 31, 2015, were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Equity securities:
Marketable equity securities	￦	579,282	490,741
Unlisted equity securities(*1)		72,461	28,696
Equity investments(*2)		65,659	73,054

		717,402	592,491
Debt securities:
Public bonds(*3)		—	158
Investment bonds(*4)		9,103	16,306

		9,103	16,464

Total		726,505	608,955
Less current portion of long-term investment securities		—	(158)

Long-term investment securities	￦	726,505	608,797

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	Details of maturity for the public bonds as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Less than 1 year	￦	—	158

(*4)	During the year ended December 31, 2015, the Company exercised the conversion right for the convertible bonds of Health Connect Co., Ltd., which were classified as available-for-sale financial assets. Health Connect Co., Ltd. has been classified as investments in associates (￦5,900 million) as the Company obtained significant influence over the investee. As a result of this transaction, investments in associates have increased by ￦5,900 million and the remaining convertible bonds of ￦560 million was fully redeemed. Also, the Company classified the convertible bonds of IRIVER LIMITED, amounting to ￦7,073 million, as financial assets at fair value through profit or loss and the difference between carrying amount and fair value was accounted for as gain or loss relating to financial assets at fair value through profit or loss.

32

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

8.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Investments in subsidiaries	￦	4,469,997	3,614,750
Investments in associates		4,340,551	4,567,019

	￦	8,810,548	8,181,769

(2)	Details of investments in subsidiaries as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015				December 31, 2014
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	￦	144,740	144,740
SK Broadband Co., Ltd.(*1,3,6)	298,460,212	100.0		1,870,582	1,242,247
SK Communications Co., Ltd.(*2)	28,029,945	64.5		151,934	—
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.(*2,3,4)	71,209,687	100.0		1,520,206	1,538,020
Neosnetworks Co., Ltd.(*5)	408,435	83.9		63,967	23,968
IRIVER LIMITED	15,202,039	49.0		54,503	54,503
SK Telecom China Holdings Co., Ltd.	—	100.0		38,652	29,116
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.	122	100.0		93,319	83,871
YTK Investment Ltd.	—	100.0		18,693	27,945
Atlas Investment	—	100.0		78,618	77,050
SK Global Healthcare Business Group Ltd.	—	100.0		39,649	25,784
Entrix Co., Ltd.(*4)	4,157,000	100.0		27,628	—

			￦	4,469,997	3,614,750

(*1)	On March 20, 2015, the Board of Directors of the Company decided to grant 0.0168936 share of its treasury stock in exchange for 1 share of SK Broadband Co., Ltd., a subsidiary of the Company, to the shareholders of SK Broadband Co., Ltd. as of June 9, 2015. After the stock exchange, SK Broadband Co., Ltd. became a wholly-owned subsidiary of the Company.
(*2)	On September 24, 2015, the board of directors of SK Planet Co., Ltd., a subsidiary of the Company, resolved to distribute 26,523,815 shares of SK Communications Co., Ltd., a subsidiary of SK Planet Co., Ltd. to the Company as dividend in kind and to dispose of 1,506,130 shares of SK Communication Co., Ltd. to the Company. For the year ended December 31, 2015, the Company recognized dividend income amounting to ￦140,834 million based on carrying amount for 26,523,815 shares of separate financial statements of SK Planet Co., Ltd. and acquired 1,506,130 shares amounting to ￦11,100 million from SK Planet Co., Ltd.

33

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

8.	Investments in Subsidiaries and Associates, Continued

(2)	Details of investments in subsidiaries as of December 31, 2015 and 2014 are as follows, Continued:

(*3)	During the year ended December 31, 2015, hoppin service division of SK Planet Co., Ltd., a subsidiary of the Company, was spun off from SK Planet Co., Ltd. and was merged into SK Broadband, Co., Ltd. Consequently, the Company exchanged 417,630 shares of SK Planet Co., Ltd. for 2,501,125 shares of SK broadband Co., Ltd.

(*4)	During the year ended December 31, 2015, Entrix Co., Ltd., providing cloud streaming service, was established by spin off from SK Planet Co, Ltd., a subsidiary of the Company. The Company exchanged 1,300,000 shares of SK Planet Co., Ltd. for 1,300,000 shares of Entrix Co., Ltd. and additionally acquired 2,857,000 shares by participating in paid in capital increase.

(*5)	The Company newly acquired 50,377 and 326,748 shares of Neosnetworks Co., Ltd. by participating in the capital increase and capital increase without consideration respectively during the year ended December 31, 2015.

(*6)	On November 2, 2015, the board of directors of the Company resolved to acquire 30% of the issued and outstanding common shares of CJ Hello Vision Co, Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”), and the Company entered into a share purchase agreement with CJ O Shopping. On April 4, 2016 (“the transaction closing date”), the Company will acquire 23,234,060 shares of CJ Hello Vision. As of December 31, 2015, the approval of relevant government agencies for the share purchase has not been completed yet, and the transaction closing date is subject to change depending on the status of the pre-requirements including the approval of government agencies. According to the share purchase agreement, the Company will grant put option (the exercise date: after 2 years from the date which is 3 years from the transaction closing date) to CJ O Shopping and be granted call option (the exercise date: after 5 years from the transaction closing date) on CJ O Shopping’s remaining shares in CJ Hello Vision. On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Company, held a meeting to resolve the merger of SK Broadband into CJ Hello Vision, and SK Broadband entered into a merger agreement with CJ Hello Vision. Under the agreement, SK Broadband will be merged into CJ Hello Vision on April 4, 2016 (the registered date of the merger). As of December 31, 2015, the approval of relevant government agencies for the merger has not been completed yet, and the transaction closing date is subject to change depending on the status of the pre-requirements including the approval of government agencies.

34

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

8.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015				December 31, 2014
	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount
SK China Company Ltd.(*1)	720,000	9.6	￦	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5		12,250	12,250
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*1)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*1,3)	39,902,323	15.0		253,739	430,044
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		8,340	8,340
NanoEnTek, Inc.(*4)	6,960,445	28.6		47,958	37,959
SK Industrial Development China Co., Ltd.	72,952,360	21.0		83,691	83,691
Packet One Network(*5)	—	—		—	60,706
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0		145,656	145,656
SK Wyverns Baseball Club Co., Ltd. and others	—	—		69,281	68,737

			￦	4,340,551	4,567,019

(*1)	Classified as investments in associates because the Company can exercise significant influence over the associate through participation on the associate’s board of directors.
(*2)	Classified as an investment in associate because the Company has less than 50% of the voting rights of the board of directors.
(*3)	During the year ended December 31, 2015, the Company disposed of 27,725,264 shares of KEB HanaCard Co., Ltd.
(*4)	During the year ended December 31, 2015, the Company newly acquired 1,090,155 shares of NanoEnTek, Inc. by participating in paid in capital increase allocation of third parties.
(*5)	Reclassified from investment in associates to available-for-sale financial assets during the year ended December 31, 2015 as the Company no longer has significant influence. The Company recognized the difference between the carrying amount and the fair value amounting to ￦37,374 million as loss on impairment of investment assets.

35

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

8.	Investments in Subsidiaries and Associates, Continued

(4)	The market price of investments in listed subsidiaries as of December 31, 2015 and 2014 are as follows:

(In millions of won, except for share data)	December 31, 2015				December 31, 2014
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
IRIVER LIMITED		5,400	15,202,039	82,091	6,370	15,202,039	96,837
SK Broadband Co., Ltd. (*)		—	298,460,212	—	4,380	149,638,354	655,416
SK Communications Co., Ltd.	￦	4,390	28,029,945	123,051	—	—	—

(*)	Due to the voluntary delisting of SK Broadband Co., Ltd. during the year ended December 31, 2015, the market price is not disclosed as of December 31, 2015.

9.	Property and Equipment

(1)	Property and equipment as of December 31, 2015 and 2014 are as follows:

	December 31, 2015
(In millions of won)	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	494,359	—	494,359
Buildings		1,057,079	(499,147)	557,932
Structures		761,135	(418,724)	342,411
Machinery		21,615,450	(16,393,427)	5,222,023
Other		1,269,423	(867,171)	402,252
Construction in progress		423,303	—	423,303

	￦	25,620,749	(18,178,469)	7,442,280

	December 31, 2014
(In millions of won)	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	448,255	—	448,255
Buildings		1,033,307	(464,433)	568,874
Structures		735,507	(384,592)	350,915
Machinery		20,502,955	(15,225,026)	5,277,929
Other		1,213,336	(782,858)	430,478
Construction in progress		629,455	—	629,455

	￦	24,562,815	(16,856,909)	7,705,906

36

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

9.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2015 and 2014 are as follows:

	2015
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	448,255	5,258	(334)	41,180	—	494,359
Buildings		568,874	2,332	(4,132)	25,878	(35,020)	557,932
Structures		350,915	9,776	(57)	16,105	(34,328)	342,411
Machinery		5,277,929	202,729	(15,616)	1,377,106	(1,620,125)	5,222,023
Other		430,478	753,606	(14,225)	(654,282)	(113,325)	402,252
Construction in progress		629,455	821,781	(1,011)	(1,026,922)	—	423,303

	￦	7,705,906	1,795,482	(35,375)	(220,935)	(1,802,798)	7,442,280

	2014
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	416,991	7,502	(12)	23,774	—	448,255
Buildings		585,375	1,722	(135)	16,311	(34,399)	568,874
Structures		363,093	8,908	(39)	11,843	(32,890)	350,915
Machinery		4,945,088	208,645	(19,955)	1,724,311	(1,580,160)	5,277,929
Other		472,832	1,093,655	(4,074)	(1,025,891)	(106,044)	430,478
Construction in progress		676,607	776,239	(14,922)	(808,469)	—	629,455

	￦	7,459,986	2,096,671	(39,137)	(58,121)	(1,753,493)	7,705,906

37

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

10.	Goodwill

Goodwill as of December 31, 2015 and 2014 is as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.62% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless business growth. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

11.	Intangible Assets

(1)	Intangible assets as of December 31, 2015 and 2014 are as follows:

	December 31, 2015
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,930,362)	—	1,103,517
Land use rights		45,111	(33,416)	—	11,695
Industrial rights		43,208	(31,380)	—	11,828
Development costs		99,084	(99,084)	—	—
Facility usage rights		48,717	(32,231)	—	16,486
Memberships(*1)		82,017	—	(20,505)	61,512
Other(*2)		2,142,050	(1,581,019)	—	561,031

	￦	5,494,066	(3,707,492)	(20,505)	1,766,069

	December 31, 2014
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,649,835)	—	1,384,044
Land use rights		43,192	(29,176)	—	14,016
Industrial rights		37,770	(27,187)	—	10,583
Development costs		99,215	(99,215)	—	—
Facility usage rights		45,636	(29,793)	—	15,843
Memberships(*1)		81,955	—	(18,490)	63,465
Other(*2)		1,840,574	(1,400,356)	—	440,218

	￦	5,182,221	(3,235,562)	(18,490)	1,928,169

38

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

11.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2015 and 2014 are as follows, Continued:

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Company built and donated to a university, and the Company is given rights-to-use for a definite number of years in turn.

(2)	Details of changes in intangible assets for the years ended December 31, 2015 and 2014 are as follows:

	2015
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment loss	Ending balance
Frequency use rights	￦	1,384,044	—	—	—	(280,527)	—	1,103,517
Land use rights		14,016	2,484	(3)	—	(4,802)	—	11,695
Industrial rights		10,583	5,441	(2)	—	(4,194)	—	11,828
Facility usage rights		15,843	2,071	(23)	1,179	(2,584)	—	16,486
Memberships(*)		63,465	62	—	—	—	(2,015)	61,512
Other		440,218	67,772	(129)	238,171	(185,001)	—	561,031

	￦	1,928,169	77,830	(157)	239,350	(477,108)	(2,015)	1,766,069

(*)	The Company recognized the difference between recoverable amount and the carrying amount of memberships, amounting to ￦2,015 million as impairment loss for the year ended December 31, 2015. (In millions of won)

	2014
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment loss	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(280,527)	—	1,384,044
Land use rights		9,752	8,737	—	—	(4,473)	—	14,016
Industrial rights		9,113	4,959	(2)	—	(3,487)	—	10,583
Facility usage rights		16,155	1,890	(30)	382	(2,554)	—	15,843
Memberships(*)		82,815	—	(860)	—	—	(18,490)	63,465
Other		456,761	75,474	(592)	72,760	(164,185)	—	440,218

	￦	2,239,167	91,060	(1,484)	73,142	(455,226)	(18,490)	1,928,169

(*)	The Company recognized the difference between recoverable amount and the carrying amount of memberships, amounting to ￦18,490 million as impairment loss for the year ended December 31, 2014.

39

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

11.	Intangible Assets, Continued

(3)	Research and development expenditure recognized as expense for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Research and development costs expensed as incurred	￦	247,461	240,562

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2015 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)	Amount		Description	Commencement of depreciation	Completion of depreciation
W-CDMA license	￦	102,839	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		16,311	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		222,992	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		753,720	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		7,655	WiBro service	Mar. 2012	Mar. 2019

	￦	1,103,517

40

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

12.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2015 and 2014 are as follows:

(In millions of won and thousands of U.S. dollars) Lender	Annual interest rate (%)	Maturity	December 31, 2015		December 31, 2014
Korea Development Bank	2.48	Apr. 30, 2015	￦	—	100,000
Kookmin Bank	2.47	Jan. 21, 2016		40,000	—
CP	2.37	Jan. 15, 2015		—	100,000
	1.84	Jan. 14, 2016		190,000	—

			￦	230,000	200,000

(2)	Long-term borrowings as of December 31, 2015 and 2014 are as follows:

(In millions of won and thousands of U.S. dollars) Lender	Annual interest rate (%)	Maturity	December 31, 2015		December 31, 2014
Export Kreditnamnden(*1)	1.70	Apr. 29, 2022	￦	87,685 (USD 74,817)	94,903 (USD 86,338)

				87,685	94,903
Less present value discount on long-term borrowings				(2,124)	(2,623)

				85,561	92,280
Less current portion of long-term borrowings				(13,007)	(12,133)

			￦	72,554	80,147

(*1)	For the years ended December 31, 2014 and 2013, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.
(*2)	Convenient translation was provided for the borrowings repayable in other currencies

41

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

12.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2015 and 2014 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)	Purpose	Maturity	Annual interest rate (%)	December 31, 2015		December 31, 2014
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		—	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*2, 3)		2029	4.73		—	55,188
Unsecured private bonds(*2)		2029	4.72		54,695	55,177
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2022	2.40		100,000	—
Unsecured private bonds		2025	2.49		150,000	—
Unsecured private bonds		2030	2.61		50,000	—
Unsecured private bonds	Operating fund	2018	1.89		90,000	—
Unsecured private bonds		2025	2.66		70,000	—
Unsecured private bonds		2030	2.82		90,000	—
Unsecured private bonds(*2)		2030	3.40		50,485	—
Unsecured private bonds	Operating and refinancing fund	2018	2.07		80,000	—
Unsecured private bonds		2025	2.55		100,000	—
Unsecured private bonds		2035	2.75		70,000	—
Unsecured private bonds(*2)		2030	3.10		50,524	—
Foreign global bonds	Operating fund	2027	6.63		468,800	439,680
					(USD 400,000)	(USD 400,000)
Swiss unsecured private Bonds		2017	1.75		355,617	333,429
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		820,400	769,440
					(USD 700,000)	(USD 700,000)
Australian unsecured private Bonds		2017	4.75		255,930	269,727
					(AUD 300,000)	(AUD 300,000)
Floating rate notes (*1)		2020	3M Libor + 0.88		351,600	329,760
					(USD 300,000)	(USD 300,000)

					5,638,051	4,882,401
Less discounts on bonds					(24,926)	(27,534)

					5,613,125	4,854,867
Less current portion of bonds					(579,630)	(199,730)

				￦	5,033,495	4,655,137

42

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

12.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2015 and 2014 are as follows, Continued:

(*1)	As of December 31, 2015, 3M Libor rate is 0.61%.
(*2)	The Company settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ￦5,704 million as of December 31, 2015.

(*3)	As of December 31, 2014, the principal amount and the fair value of the structured bonds were ￦50,000 million and ￦55,188 million, respectively. The entire bonds were early redeemed during the year ended December 31, 2015.
(*4)	Convenient translation was provided for the bonds repayable in other currencies.

13.	Long-term Payables - Other

(1)	As of December 31, 2015 and 2014, long-term payables—other consist of payables related to the acquisition of W-CDMA licenses for 800MHZ, 2.3GHz and 1.8GHz frequencies as follows (Refer to Note 11):

(In millions of won)	Period of repayment	Coupon rate	Annual effective interest rate(*)	December 31, 2015		December 31, 2014
800MHz	2013~2015	3.51%	5.69%	￦	—	69,416
2.3GHz	2014~2016	3.00%	5.80%		2,882	5,766
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		707,006	824,841

					709,888	900,023
Present value discount on long-term payables – other					(38,739)	(53,633)

					671,149	846,390
Less current portion of long-term payables – other					(120,718)	(190,134)
Current portion of present value discount on long-term payables – other					533	745

Carrying amount at December 31				￦	550,964	657,001

(*)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables-other.

(2)	The repayment schedule of long-term payables – other related to acquisition of W-CDMA licenses as of December 31, 2015 is as follows:

(In millions of won)	Amount
Less than 1 year	￦	120,718
1~3 years		235,669
3~5 years		235,669
More than 5 years		117,832

	￦	709,888

43

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

14.	Provisions

Change in provisions for the years ended December 31, 2015 and 2014 are as follows:

	For the year ended December 31, 2015						As of December 31, 2015
(In millions of won)	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	￦	26,799	1,641	(5,004)	(17,766)	5,670	2,232	3,438
Provision for restoration		51,333	5,220	(962)	(5,132)	50,459	33,842	16,617
Emission allowance (*2)		—	1,477	—	—	1,477	1,477	—

	￦	78,132	8,338	(5,966)	(22,898)	57,606	37,551	20,055

(In millions of won)	For the year ended December 31, 2014					As of December 31, 2014
	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	￦	53,923	41,802	(68,926)	26,799	14,844	11,955
Provision for restoration		32,173	19,699	(539)	51,333	35,612	15,721

	￦	86,096	61,501	(69,465)	78,132	50,456	27,676

(*1)	The Company has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized provision for subsidy amounts which the Company is expected to pay in future periods.
(*2)	The Company recognizes estimated future payment for the number of emission certificates required to settle the Company’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

44

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Present value of defined benefit obligations	￦	212,139	195,130
Fair value of plan assets		(208,133)	(179,575)

	￦	4,006	15,555

(2)	Principal actuarial assumptions as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Discount rate for defined benefit obligations	2.57%	2.91%
Expected rate of salary increase	3.58%	3.80%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	For the year ended December 31
	2015		2014
Beginning balance	￦	195,130	154,460
Current service cost		34,933	33,457
Interest cost		5,391	6,415
Remeasurement
- Demographic assumption		2,118	—
- Financial assumption		2,843	8,231
- Adjustment based on experience		(1,643)	11,500
Benefit paid		(29,795)	(21,887)
Others(*)		3,162	2,954

Ending balance	￦	212,139	195,130

(*)	Others for the years ended December 31, 2015 and 2014 include transfer to construction in progress and liabilities succeeded in relation to transfer of executives from affiliates.

45

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

15.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Beginning balance	￦	179,575	131,574
Interest income		4,944	5,302
Actuarial gain		3,826	1,514
Contributions to the plan		47,000	48,500
Benefit paid		(27,212)	(7,315)

Ending balance	￦	208,133	179,575

The Company expects to make a contribution of ￦43,000 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying statements of income) and capitalized into construction-in-progress for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Current service cost	￦	34,933	33,457
Net Interest cost		447	1,113

	￦	35,380	34,570

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Equity instruments	￦	402	951
Debt instruments		71,892	52,614
Short-term financial instruments, etc.		135,839	126,010

	￦	208,133	179,575

Actual return on plan assets for the years ended December 31, 2015 and 2014 amounted to ￦8,770 million and ￦6,816 million, respectively.

46

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

15.	Defined Benefit Liabilities, Continued

(7)	As of December 31, 2015, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)	Increase		Decrease
Discount rate (if changed by 0.5%)	￦	(7,827)	8,346
Expected salary increase rate (if changed by 0.5%)		8,412	(7,959)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2015 and 2014 are 9.21 years and 8.42 years, respectively.

16.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2015 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and eight other banks	Nov. 1, 2012~ May 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 74,817)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

47

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

16.	Derivative Instruments, Continued

(2)	As of December 31, 2015, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

	Fair value
	Cash flow hedge
(In millions of won and thousands of foreign currencies) Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated loss (gain) on foreign currency translation	Others (*)	Held for trading purpose	Total
Non-current assets:
Structured bond (face value of KRW 150,000)	￦	—	—	—	—	6,277		6,277
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(46,616)	(14,883)	11,180	129,806	—		79,487
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(18,705)	(5,971)	56,738	—	—		32,062
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,748)	(1,835)	26,439	—	—		18,856
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 74,817)		(4,072)	(1,300)	8,613	—	—		3,241
Total assets							￦	139,923
Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	￦	(3,678)	(1,174)	(7,851)	—	—		(12,703)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		2,013	642	(79,248)	—	—		(76,593)

Total liabilities							￦	(89,296)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.

48

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

17.	Share Capital and Capital Surplus and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of December 31, 2015 and 2014 are as follows:

(In millions of won, except for share data)	December 31, 2015		December 31, 2014
Authorized shares		220,000,000	220,000,000
Issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 18)		(2,260,626)	(2,139,683)
Loss on disposal of treasury stock		—	(18,087)
Hybrid bond (Note 19)		398,518	398,518
Others		(684,333)	(722,741)

	￦	369,446	433,894

(*)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the years ended December 31, 2015 and 2014.

Changes in number of shares outstanding for the years ended December 31, 2015 and 2014 are as follows:

	2015			2014
(In shares)	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	9,809,375	70,936,336
Disposal of treasury stock	—	(1,692,824)	1,692,824	—	—	—
Acquisition of treasury stock		2,020,000	(2,020,000)

Ending issued shares	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336

49

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

18.	Treasury Stock

The Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of December 31, 2015 and 2014 are as follows:

(In millions of won, shares)	December 31, 2015		December 31, 2014
Number of shares		10,136,551	9,809,375
Amount	￦	2,260,626	2,139,683

On June 9, 2015, the Company granted 1,692,824 shares of its treasury stock (acquisition cost: ￦369,249 million) in order to acquire shares of SK Broadband Co., Ltd. In addition, from September 30, 2015 to December 11, 2015, the Company newly acquired 2,020,000 shares of its treasury stock amounting to ￦490,192 million in order to stabilize stock price.

19.	Hybrid Bond

Hybrid bonds classified as equity as of December 31, 2015 are as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate (%)	Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bonds	June 7, 2013	June 7, 2073(*1)	4.21(*2)	￦	400,000
Issuance costs						(1,482)

					￦	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Company also has the right to defer interest payment at its sole discretion.

(*2)	Annual interest rate is adjusted after five years from the issuance date.

50

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

20.	Retained Earnings

(1)	Retained earnings as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		87,301	151,534
Reserve for business expansion		9,671,138	9,476,138
Reserve for technology development		2,616,300	2,416,300

		12,397,059	12,066,292
Unappropriated		1,021,544	930,498

	￦	13,418,603	12,996,790

(2)	Legal reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

51

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

21.	Statements of Appropriation of Retained Earnings

Details of appropriations of retained earnings for the years ended December 31, 2015 and 2014 are as follows:

Date of appropriation for 2015: March 18, 2016

Date of appropriation for 2014: March 20, 2015

(In millions of won)	2015		2014
Unappropriated retained earnings:
Unappropriated retained earnings	￦	3,866	3,542
Remeasurement of defined benefit liabilities		386	(13,808)
Interim dividends - ￦1,000 per share, 200% on par value		(72,629)	(70,937)
Interest on hybrid bond		(16,840)	(16,840)
Profit for the year		1,106,761	1,028,541

		1,021,544	930,498

Transfer from voluntary reserves:
Reserve for research and manpower development		27,300	64,233

Appropriation of retained earnings:
Reserve for business expansion		200,000	195,000
Reserve for technology development		210,000	200,000
Cash dividends – 2015: ￦9,000 per share, 1,800% on par value 2014: ￦8,400 per share, 1,680% on par value		635,482	595,865

		1,045,482	990,865

Unappropriated retained earnings to be carried over to subsequent year	￦	3,362	3,866

52

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

22.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Unrealized fair value of available-for-sale financial assets	￦	23,578	145,106
Unrealized fair value of derivatives		(76,806)	(78,208)

	￦	(53,228)	66,898

(2)	Changes in reserves for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Unrealized fair value of available-for-sale financial assets		Unrealized fair value of derivatives	Total
Balance at January 1, 2015	￦	145,106	(78,208)	66,898
Changes		(160,327)	1,850	(158,477)
Tax effect		38,799	(448)	38,351

Balance at December 31, 2015	￦	23,578	(76,806)	(53,228)

(In millions of won)	2014
	Unrealized fair value of available-for-sale financial assets		Unrealized fair value of derivatives	Total
Balance at January 1, 2014	￦	211,209	(40,033)	171,176
Changes		(87,207)	(50,363)	(137,570)
Tax effect		21,104	12,188	33,292

Balance at December 31, 2014	￦	145,106	(78,208)	66,898

53

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

22.	Reserves, Continued

(3)	Details of change in unrealized fair value of available-for-sale financial assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2015	￦	191,433	(46,327)	145,106
Amount recognized as other comprehensive income (loss) during the year		(159,759)	38,662	(121,097)
Amount reclassified through profit or loss		(568)	137	(431)

Balance at December 31, 2015	￦	31,106	(7,528)	23,578

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	278,640	(67,431)	211,209
Amount recognized as other comprehensive income (loss) during the year		(77,367)	18,723	(58,644)
Amount reclassified through profit or loss		(9,840)	2,381	(7,459)

Balance at December 31, 2014	￦	191,433	(46,327)	145,106

(4)	Details of change in unrealized fair value of derivatives for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2015	￦	(103,177)	24,969	(78,208)
Amount recognized as other comprehensive income (loss) during the year		2,357	(570)	1,787
Amount reclassified through profit or loss		(507)	122	(385)

Balance at December 31, 2015	￦	(101,327)	24,521	(76,806)

(In millions of won)	2014
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2014	￦	(52,814)	12,781	(40,033)
Amount recognized as other comprehensive income (loss) during the year		(42,608)	10,311	(32,297)
Amount reclassified through profit or loss		(7,755)	1,877	(5,878)

Balance at December 31, 2014	￦	(103,177)	24,969	(78,208)

54

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

23.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Other Operating Expenses:
Communication expenses	￦	33,977	42,055
Utilities		204,394	182,790
Taxes and dues		21,985	21,500
Repair		208,418	202,824
Research and development		247,461	240,562
Training		26,579	31,768
Bad debt for accounts receivables – trade		37,715	27,313
Other		44,495	60,989

	￦	825,024	809,801

24.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	3,827	3,676
Others(*1)		11,450	33,746

	￦	15,277	37,422

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	15,644	17,493
Impairment loss on property and equipment, and intangible assets		2,015	18,490
Donations		62,908	67,130
Bad debt for accounts receivable – other		15,328	15,873
Others(*2)		37,098	65,191

	￦	132,993	184,177

(*1)	Others for the year ended December 31, 2015 primarily consists of penalty received from customers who do not comply with contract.
(*2)	Others for the year ended December 31, 2015 primarily consists of penalties.

55

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

25.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Finance Income:
Interest income	￦	20,560	25,015
Dividends		200,296	13,048
Gain on foreign currency transactions		12,595	13,505
Gain on foreign currency translations		770	1,373
Gain relating to financial assets at fair value through profit or loss		—	2,817
Gain relating to financial liabilities at fair value through profit or loss		5,188	—
Gain on disposal of long-term investment securities		5,058	9,807
Gain on valuation of derivatives		1,927	8,713
Gain on settlement of derivatives		—	7,998

	￦	246,394	82,276

(In millions of won)
	2015		2014
Finance Costs:
Interest expense	￦	241,608	265,195
Loss on foreign currency transactions		11,177	15,526
Loss on foreign currency translations		318	167
Loss on disposal of long-term investment securities		842	57
Loss on settlement of derivatives		4,845	672
Loss relating to financial assets at fair value through profit or loss		744	1,352
Loss relating to financial liabilities at fair value through profit or loss		526	10,369
Other financial costs		54,131	—

	￦	314,191	293,338

56

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

25.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Interest income on cash equivalents and deposits	￦	9,274	12,428
Interest income on installment receivables and others		11,286	12,587

	￦	20,560	25,015

(3)	Details of interest expense included in finance costs for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Interest expense on bank overdrafts and borrowings	￦	14,697	20,030
Interest expense on debentures		189,078	198,317
Others		37,833	46,848

	￦	241,608	265,195

57

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

25.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2015 and 2014 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in Note 6.

(i)	Finance income and costs

	2015			2014
(In millions of won)	Finance income(*)		Finance costs	Finance income	Finance costs
Financial Assets:
Financial asset at fair value through profit or loss	￦	1,927	4,932	11,530	1,352
Available-for-sale financial assets		23,164	54,973	23,981	57
Loans and receivables		31,426	11,296	35,377	15,682
Derivative designated as hedging instrument		—	657	7,998	672

Sub-total		56,517	71,858	78,886	17,763

Financial Liabilities:
Financial liability at fair value through profit or loss		5,188	526	—	10,369
Financial liability measured as amortized cost		25	241,807	3,390	265,206

Sub-total		5,213	242,333	3,390	275,575

Total	￦	61,730	314,191	82,276	293,338

(*)	It does not include ￦184,664 million of dividends income paid by subsidiaries and associates for the year ended December 31, 2015.

(ii)	Other comprehensive income (loss)

(In millions of won)	2015		2014
Financial Assets:
Available-for-sale financial assets	￦	(121,528)	(66,103)
Derivative designated as hedging instrument		(575)	(16,374)

Sub-total		(122,103)	(82,477)

Financial Liabilities:
Derivative designated as hedging instrument		1,977	(21,801)

Total	￦	(120,126)	(104,278)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Bad debt for accounts receivable - trade	￦	37,715	27,313
Bad debt for accounts receivable - other		15,328	15,873
Bad debt for accounts receivable - Available-for-sale financial assets		54,131	—

	￦	107,174	43,186

58

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

26.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2015 and 2014 consist of the following:

(In millions of won)	2015		2014
Current tax expense
Current tax payable	￦	404,172	169,456
Adjustments recognized in the period for current tax of prior periods		8,885	(14,223)

		413,057	155,233

Deferred tax expense
Changes in net deferred tax assets		(88,602)	100,275
Tax directly charged to equity		38,228	37,701

		(50,374)	137,976

Income tax for continuing operation	￦	362,683	293,209

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2015 and 2014 is attributable to the following:

(In millions of won)	2015		2014
Income taxes at statutory income tax rate	￦	355,143	319,401
Non-taxable income		(75,647)	(33,653)
Non-deductible expenses		40,481	60,082
Tax credit and tax reduction		(25,611)	(33,581)
Changes in unrealizable deferred taxes		63,744	21,982
Others (income tax refund, etc.)		4,573	(41,022)

Income tax for continuing operation	￦	362,683	293,209

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Net change in fair value of available-for-sale financial assets	￦	38,799	21,104
Gain or loss on valuation of derivatives		(448)	12,188
Remeasurement of defined benefit liabilities		(123)	4,409

	￦	38,228	37,701

59

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

26.	Income Tax Expense, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 are as follows:

	2015
(In millions of won)	Beginning		Deferred tax expense (income)	Directly added to (deducted from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	46,672	4,671	—	51,343
Accrued interest income		(1,538)	(278)	—	(1,816)
Available-for-sale financial assets		11,043	32,829	38,799	82,671
Investments in subsidiaries and associates		69,052	2,973	—	72,025
Property and equipment (depreciation)		(344,488)	46,035	—	(298,453)
Provisions		6,485	(5,113)	—	1,372
Retirement benefit obligation		9,386	(1,826)	(123)	7,437
Gain or loss on valuation of derivatives		24,969	—	(448)	24,521
Gain or loss on foreign currency translation		19,327	191	—	19,518
Goodwill relevant to leased line		4,433	(720)	—	3,713
Unearned revenue (activation fees)		25,977	(23,912)	—	2,065
Others		(16,194)	(4,476)	—	(20,670)

	￦	(144,876)	50,374	38,228	(56,274)

60

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

26.	Income Tax Expense, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 are as follows, Continued:

	2014
(In millions of won)	Beginning		Deferred tax expense (income)	Directly added to (deducted from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	43,352	3,320	—	46,672
Accrued interest income		(1,375)	(163)	—	(1,538)
Available-for-sale financial assets		(9,725)	(336)	21,104	11,043
Investments in subsidiaries and associates		85,298	(16,246)	—	69,052
Property and equipment (depreciation)		(308,657)	(35,831)	—	(344,488)
Provisions		13,049	(6,564)	—	6,485
Retirement benefit obligation		7,906	(2,929)	4,409	9,386
Gain or loss on valuation of derivatives		12,781	—	12,188	24,969
Gain or loss on foreign currency translation		19,580	(253)	—	19,327
Tax free reserve for research and manpower development		(30,064)	30,064	—	—
Goodwill relevant to leased line		31,025	(26,592)	—	4,433
Unearned revenue (activation fees)		53,412	(27,435)	—	25,977
Others		38,817	(55,011)	—	(16,194)

	￦	(44,601)	(137,976)	37,701	(144,876)

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

26.	Income Tax Expense, Continued

(5)	Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Allowance for doubtful accounts	￦	77,405	77,405
Investments in subsidiaries and associates		980,860	717,455
Other temporary differences		51,150	51,150

	￦	1,109,415	846,010

27.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2015 and 2014 are calculated as follows:

(In millions of won, shares)	2015		2014
Profit for the year	￦	1,106,761	1,028,541
Interest on hybrid bond		(16,840)	(16,840)

Profit for the year on common shares		1,089,921	1,011,701
Weighted average number of common shares outstanding		71,551,966	70,936,336

Basic earnings per share (In won)	￦	15,233	14,262

2)	The weighted average number of common shares outstanding for the years ended December 31, 2015 and 2014 are calculated as follows:

(In millions of won, shares)	2015		2014
Outstanding common shares at January 1, 2015	￦	80,745,711	80,745,711
Effect of treasury stock		(9,193,745)	(9,809,375)

Weighted average number of common shares outstanding at December 31, 2015	￦	71,551,966	70,936,336

(2)	Diluted earnings per share

For the years ended December 31, 2015 and 2014, there were no potentially dilutive shares. Therefore, diluted earnings per share for the years ended December 31, 2015 and 2014 are the same as basic earnings per share.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

28.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2015	Cash dividends (interim)	72,629,160	500	200%	￦	72,629
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					￦	708,111

2014	Cash dividends (interim)	70,936,336	500	200%	￦	70,937
	Cash dividends (year-end)	70,936,336	500	1,680%		595,865

					￦	666,802

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
Year	Dividends calculated		Profit	Dividends payout ratio
2015	￦	708,111	1,106,761	63.98%
2014	￦	666,802	1,028,541	64.83%

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2015 and 2014 are as follows:

(In won) Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2015	Cash dividends	10,000	215,500	4.64%
2014	Cash dividends	9,400	268,000	3.51%

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

29.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2015 and 2014 are as follows:

	December 31, 2015
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	431,666	—	431,666
Financial instruments		—	—	131,562	—	131,562
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities(*1)		7,073	719,432	—	—	726,505
Accounts receivable - trade		—	—	1,528,751	—	1,528,751
Loans and other receivables(*2)		—	—	521,723	—	521,723
Derivative financial assets		6,277	—	—	133,646	139,923

	￦	13,350	811,694	2,613,702	133,646	3,572,392

	December 31, 2014
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	248,311	—	248,311
Financial instruments		—	—	143,069	—	143,069
Short-term investment securities		—	197,161	—	—	197,161
Long-term investment securities(*1)		7,817	600,980	—	—	608,797
Accounts receivable - trade		—	—	1,559,281	—	1,559,281
Loans and other receivables(*2)		—	—	575,597	—	575,597
Derivative financial assets		8,713	—	—	59,015	67,728

	￦	16,530	798,141	2,526,258	59,015	3,399,944

(*1)	Long-term investment securities of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

29.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of December 31, 2015 and 2014 are as follows, Continued:

(*2)	Details of loans and other receivables as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Short-term loans	￦	47,741	67,989
Accounts receivable – other		264,741	305,990
Accrued income		7,505	6,354
Long-term loans		35,080	38,457
Guarantee deposits		166,656	156,807

	￦	521,723	575,597

(2)	Financial liabilities by categories as of December 31, 2015 and 2014 are as follows:

	December 31, 2015
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	89,296	89,296
Borrowings		—	315,561	—	315,561
Debentures (*1)		155,704	5,457,421	—	5,613,125
Accounts payable – other and others (*2)		—	2,171,141	—	2,171,141

	￦	155,704	7,944,123	89,296	8,189,123

	December 31, 2014
(In millions of won)	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	130,889	130,889
Borrowings		—	292,280	—	292,280
Debentures (*1)		110,365	4,744,502	—	4,854,867
Accounts payable – other and others (*2)		—	2,582,608	—	2,582,608

	￦	110,365	7,619,390	130,889	7,860,644

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

29.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of December 31, 2015 and 2014 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2015 and 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.
(*2)	Details of accounts payable – other and other payables as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Accounts payable – other	￦	927,170	1,086,485
Withholdings		—	3
Accrued expenses		540,770	615,488
Current portion of long- term payables - other		120,185	189,389
Long-term payables – other		550,964	657,001
Other non-current liabilities		32,052	34,242

	￦	2,171,141	2,582,608

30.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Monetary foreign currency assets and liabilities as of December 31, 2015 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	61,525	￦	71,682	1,463,959	￦	1,715,760
EUR	23,357		29,923	38		48
JPY	20,688		201	—		—
AUD	—		—	299,022		255,097
CHF	—		—	299,403		354,909
Other	4,992		1,148	290		120

		￦	102,954		￦	2,325,934

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 16)

As of December 31, 2015, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	6,336	(6,336)
EUR		2,954	(2,954)
JPY		20	(20)
Others		100	(100)

	￦	9,410	(9,410)

(ii)	Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2015, available-for-sale equity instruments measured at fair value amounts to ￦655,845 million.

(iii)	Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of December 31, 2015, floating-rate debentures amount to ￦351,600 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to Note 16). If interest rate only increases (decreases) by 1%, income before income taxes for the year ended December 31, 2015 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Cash and cash equivalents	￦	431,636	248,281
Financial instruments		131,562	143,069
Available-for-sale financial assets		2,030	8,648
Accounts receivable – trade		1,528,751	1,559,281
Loans and receivables		521,723	575,597
Derivative financial assets		139,923	67,728
Financial assets at fair value through profit or loss		7,073	7,817

	￦	2,762,698	2,610,421

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the year ended December 31, 2015, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of December 31, 2015.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 25.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2015 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*1)	￦	315,561	324,352	245,693	57,965	20,694
Debentures (*1)		5,613,125	6,874,448	763,194	3,012,017	3,099,237
Accounts payable—other and others (*2)		2,171,141	2,223,315	1,552,820	549,376	121,119

	￦	8,099,827	9,422,115	2,561,707	3,619,358	3,241,050

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2015, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	133,646	143,638	3,266	109,438	30,934
Liabilities		(89,296)	(92,498)	(4,882)	(87,616)	—

	￦	44,350	51,140	(1,616)	21,822	30,934

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2015.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity which are extracted from the financial statements.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

30.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of December 31, 2015 and 2014 are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Liability	￦	9,367,480	9,170,241
Equity		13,779,460	13,542,221

Debt-equity ratio		67.98%	67.72%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)	December 31, 2015
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	13,350	—	6,277	7,073	13,350
Derivative financial assets		133,646	—	133,646	—	133,646
Available-for-sale financial assets		655,845	579,282	47,262	29,301	655,845

	￦	802,841	579,282	187,185	36,374	802,841

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	431,666	—	—	—	—
Available-for-sale financial assets(*1,2)		155,849	—	—	—	—
Accounts receivable – trade and others(*1)		2,050,474	—	—	—	—
Financial instruments(*1)		131,562	—	—	—	—

	￦	2,769,551	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	￦	245,000	—	245,000	—	245,000

Financial liabilities that cannot be measured at fair value
Borrowings	￦	315,561	—	316,726	—	316,726
Debentures		5,457,421	—	5,887,378	—	5,887,378
Accounts payable—other and others(*1)		2,171,141	—	—	—	—

	￦	7,944,123	—	6,204,104	—	6,204,104

70

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)	December 31, 2014
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,530	—	8,713	7,817	16,530
Derivative financial assets		59,015	—	59,015	—	59,015
Available-for-sale financial assets		586,675	490,741	47,002	48,932	586,675

	￦	662,220	490,741	114,730	56,749	662,220

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	248,311	—	—	—	—
Available-for-sale financial assets(*1,2)		211,466	—	—	—	—
Accounts receivable – trade and others(*1)		2,134,878	—	—	—	—
Financial instruments(*1)		143,069	—	—	—	—

	￦	2,737,724	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	110,365	—	110,365	—	110,365
Derivative financial liabilities		130,889	—	130,889	—	130,889

	￦	241,254	—	241,254	—	241,254

Financial liabilities that cannot be measured at fair value
Borrowings	￦	292,280	—	300,048	—	300,048
Debentures		4,744,502	—	5,103,527	—	5,103,527
Accounts payable - other and others(*1)		2,582,608	—	—	—	—

	￦	7,619,390	—	5,403,575	—	5,403,575

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for Level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets, liabilities being evaluated.

Interest rates used by the Company for the fair value measurement as of December 31, 2015 are as follows:

Interest rate
Derivative instruments	1.92 ~ 2.37%
Borrowings and Debentures	2.12 ~ 2.45%

3)	There have been no transfers from Level 2 to Level 1 in 2015 and changes of financial assets classified as Level 3 for the year ended December 31, 2015 are as follows:

(In millions of won)	Balance at beginning		Gain for the period	Other comprehensive loss	Disposal	Balance at ending
Financial assets at fair value through profit or loss	￦	7,817	(744)	—	—	7,073
Available-for-sale financial assets		48,932	—	(4,749)	(14,882)	29,301

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

30.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2015 and 2014 are as follows:

	December 31, 2015
(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	55,673	—	55,673	(55,673)	—	—
Accounts receivable – trade and others		129,527	(113,003)	16,524	—	—	16,524

	￦	185,200	(113,003)	72,197	(55,673)	—	16,524

Financial liabilities:
Derivatives(*)	￦	89,734	—	89,734	(55,673)	—	34,061
Accounts payable – other and others		113,003	(113,003)	—	—	—	—

	￦	202,737	(113,003)	89,734	(55,673)	—	34,061

	December 31, 2014
(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	48,057	—	48,057	(45,892)	—	2,165
Accounts receivable – trade and others		128,794	(117,568)	11,226	—	—	11,226

	￦	176,851	(117,568)	59,283	(45,892)	—	13,391

Financial liabilities:
Derivatives(*)	￦	45,892	—	45,892	(45,892)	—	—
Accounts payable – other and others		117,568	(117,568)	—	—	—	—

	￦	163,460	(117,568)	45,892	(45,892)	—	—

(*)	The amount applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

73

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

31.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 36 others(*)
Joint venture	Dogus Planet, Inc. and three others
Associates	SK hynix Inc. and 52 others
Affiliates	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of December 31, 2015, subsidiaries of the Company are as follows:

Company	Ownership percentage (%)	Types of business
SK Telink Co., Ltd.	83.5	Telecommunication and MVNO service
M&Service Co., Ltd.	100.0	Data base and internet website service
SK Communications Co., Ltd.	64.6	Internet website services
Stonebridge Cinema Fund	55.2	Investment association
Commerce Planet Co., Ltd.	100.0	Online shopping mall operation agency
SK Broadband Co., Ltd.	100.0	Telecommunication services
K-net Culture and Contents Venture Fund	59.0	Investment association
Fitech Focus Limited Partnership II	66.7	Investment association
Open Innovation Fund	98.9	Investment association
PS&Marketing Corporation	100.0	Communications device retail business
Service Ace Co., Ltd.	100.0	Customer center management service
Service Top Co., Ltd.	100.0	Customer center management service
Network O&S Co., Ltd.	100.0	Base station maintenance service
SK Planet Co., Ltd.	100.0	Telecommunication service
Neosnetworks Co., Ltd.	83.9	Guarding of facilities
IRIVER LIMITED	49.0	Manufacturing of media and sound equipment
iriver Enterprise Ltd.	100.0	Management of Chinese subsidiary
iriver America Inc.	100.0	Sales and marketing in North America
iriver Inc.	100.0	Sales and marketing in North America
iriver China Co., Ltd.	100.0	Manufacturing of MP3,4 and domestic sales in China
Dongguan iriver Electronics Co., Ltd.	100.0	Manufacturing of e-book and domestic sales in China
Groovers JP Ltd.	100.0	Digital music contents sourcing and distribution service
SK Telecom China Holdings Co., Ltd.	100.0	Investment association
SK Global Healthcare Business Group., Ltd.	100.0	Investment association
SK Planet Japan K.K.	100.0	Digital contents sourcing service
SKT Vietnam PTE. Ltd.	73.3	Telecommunication service
SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment association
SKT Americas, Inc.	100.0	Information gathering and consulting
SKP America LLC.	100.0	Digital contents sourcing service
YTK Investment Ltd.	100.0	Investment association
Atlas Investment	100.0	Investment association
Technology Innovation Partners, L.P.	100.0	Investment association
SK Telecom China Fund I L.P.	100.0	Investment association
Entrix Co., Ltd.	100.0	Cloud streaming service
shopkick Management Company, Inc.	95.2	Investment association
shopkick, Inc.	100.0	Mileage-based online transaction App Development

74

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

31.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensation given to such key management for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Salaries	￦	1,971	2,600
Provision for retirement benefits		626	907

	￦	2,597	3,507

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

(3)	Transactions with related parties for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)		2015
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*1)	￦	7,353	249,193	152,752	—	—
	SK Holdings Co., Ltd. (formerly, SK Holdings Co., Ltd.)(*2,3)		369	207,193	—	—	—

			7,722	456,386	152,752	—	—

Subsidiaries	SK Broadband Co., Ltd.		127,851	551,219	42,413	—	—
	PS&Marketing Corporation		11,073	799,503	1,150	—	—
	Network O&S Co., Ltd.		4,862	176,581	20,251	—	—
	SK Planet Co., Ltd.(*4)		192,763	542,945	10,488	—	—
	SK Telink Co., Ltd.		62,527	23,642	5	—	—
	Service Ace Co., Ltd.		7,621	144,136	—	—	—
	Service Top Co., Ltd.		8,403	157,953	—	—	—
	Others		11,739	37,453	592	—	—

			426,839	2,433,432	74,899	—	—

Associates	F&U Credit information Co., Ltd.		1,670	40,345	—	—	—
	HappyNarae Co., Ltd.		85	3,717	12,432	—	—
	SK hynix Inc.(*5)		51,548	2,384	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		1,799	18,017	—	—	204
	KEB HanaCard Co., Ltd.		21,414	16,057	—	—	—
	Others(*6)		2,793	5,494	680	690	—

			79,309	86,014	13,112	690	204

75

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2015 and 2014 are as follows, Continued:

(In millions of won)		2015
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Other	SK Engineering & Construction Co., Ltd.	￦	14,106	19,245	159,712	—	—
	SK Networks Co., Ltd.		6,933	17,161	—	—	—
	SK Networks service Co., Ltd.		10,269	49,427	5,985	—	—
	SK Telesys Co., Ltd.		156	9,393	76,575	—	—
	Others		17,475	43,436	140,285	—	—

			48,939	138,662	382,557	—	—

Total		￦	562,809	3,111,136	623,320	690	204

(*1)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Company, and changed its name to SK Holdings Co., Ltd.
(*2)	These relates to transactions occurred until July 31, 2015 before the merger with SK C&C Co., Ltd.
(*3)	Operating expense and others include ￦191,416 million of dividends paid by the Company.
(*4)	Operating revenue and others include ￦140,834 million of dividend recognized due to the declaration of dividend in kind of SK Planet Co., Ltd., a subsidiary of the Company.
(*5)	Operating revenue and others include ￦43,830 million of dividends received from SK hynix Inc.
(*6)	Operating revenue and others include ￦2,103 million and ￦227 million of dividends received from Korea IT Fund and UniSK, respectively.

76

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2015 and 2014 are as follows, Continued:

(In millions of won)		2014
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	491	218,169	—	—	—
Subsidiaries	SK Broadband Co., Ltd.		141,640	561,418	27,564	—	—
	PS&Marketing Corporation		13,683	833,013	2,309	—	—
	Network O&S Co., Ltd.		4,830	170,737	581	—	—
	SK Planet Co., Ltd.		60,502	524,311	16,301	—	—
	SK Telink Co., Ltd.		52,811	36,196	227	—	—
	Service Ace Co., Ltd.		7,252	143,706	—	—	—
	Service Top Co., Ltd.		6,617	153,307	—	—	—
	Others		12,851	33,220	1,238	—	—

			300,186	2,455,908	48,220	—	—

Associates	F&U Credit information Co., Ltd.		1,808	42,078	—	—	—
	HappyNarae Co., Ltd.		14	3,614	9,646	—	—
	SK hynix Inc.		9,628	3,391	—	—	—
	SK USA, Inc.		—	2,153	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		18	22,122	—	—	204
	HanaSK Card Co., Ltd.(*2)		25,295	3,902	—	—	—
	Others		1,409	6,140	—	45	—

			38,172	83,400	9,646	45	204

Other	SK Engineering & Construction Co., Ltd.		2,382	39,412	304,489	—	—
	SK C&C Co., Ltd.		5,134	259,168	112,158	—	—
	SK Networks Co., Ltd.		12,442	182,104	4,029	—	—
	SK Networks Services Co., Ltd.		10,321	28,293	1,600	—	—
	SK Telesys Co., Ltd.		272	8,564	121,488	—	—
	Others		13,977	20,628	8,905	—	—

			44,528	538,169	552,669	—	—

Total		￦	383,377	3,295,646	610,535	45	204

77

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2015 and 2014 are as follows, Continued:

(*1)	Operating expense and others include ￦191,416 million of dividends paid by the Company.
(*2)	For the year ended December 31, 2014, due to merger between Hana SK Card Co., Ltd., the Company’s associate, and KEB Card Co., Ltd., the Company exchanged 57,647,058 shares of Hana SK Card Co., Ltd. with 67,627,587 shares of the surviving company, KEB HanaCard Co., Ltd.

(4)	Account balances as of December 31, 2015 and 2014 are as follows:

(In millions of won)		December 31, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*)	￦	—	1,100	107,995
Subsidiaries	SK Broadband Co., Ltd.		—	2,160	24,847
	PS&Marketing Corporation		—	614	62,592
	Network O&S Co., Ltd.		—	665	33,658
	SK Planet Co., Ltd.		—	6,722	36,874
	SK Telink Co., Ltd.		—	10,026	3,068
	Service Ace Co., Ltd.		—	—	20,684
	Service Top Co., Ltd.		—	63	21,772
	Others		—	4,722	17,116

			—	24,972	220,611

Associates	HappyNarae Co., Ltd.		—	—	4,987
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club., Ltd.		1,017	4,502
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	Hana Card Co., Ltd.		—	1,771	7,262
	Others		—	74	1,838

			25,054	49,119	14,242

Other	SK Engineering and Construction Co., Ltd.		—	648	14,877
	SK Networks Co., Ltd.		—	656	924
	SK Networks Services Co., Ltd.		—	—	8,963
	SK Telesys Co., Ltd.		—	117	3,585
	SK Innovation Co., Ltd.		—	2,133	292
	Others		—	2,581	39,193

			—	6,135	67,834

Total		￦	24,054	81,326	410,682

78

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

31.	Transactions with Related Parties, Continued

(4)	Account balances as of December 31, 2015 and 2014 are as follows, Continued:

(*)	On August 1, 2015, SK C&C Co., Ltd., the Ultimate Controlling Entity’s investor using equity method, merged SK Holdings Co., Ltd., the ultimate controlling entity of the Company, and changed its name to SK Holdings Co., Ltd.

(In millions of won)		December 31, 2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	89	—
Subsidiaries	SK Broadband Co., Ltd.		—	3,236	38,432
	PS&Marketing Corporation		—	566	101,431
	Network O&S Co., Ltd.		—	1,201	12,981
	SK Planet Co., Ltd.		—	9,711	51,991
	SK Telink Co., Ltd.		—	10,306	5,665
	Service Ace Co., Ltd.		—	436	19,972
	Service Top Co., Ltd.		—	887	21,386
	Others		—	8,890	15,042

			—	35,233	266,900

Associates	HappyNarae Co., Ltd.		—	—	1,780
	SK hynix Inc.		—	2,561	2,763
	SK Wyverns Baseball Club., Ltd.		1,221	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	HanaSK Card Co., Ltd.		—	1,867	38
	Others		—	226	840

			24,568	43,066	5,421

Other	SK Engineering and Construction Co., Ltd.		—	359	3,754
	SK C&C Co., Ltd.		—	718	76,777
	SK Networks Co., Ltd.		—	2,027	4,766
	SK Networks Services Co., Ltd.		—	12	2,004
	SK Telesys Co., Ltd.		—	282	1,559
	SK Innovation Co., Ltd.		—	1,510	247
	Others		—	2,592	6,108

			—	7,500	95,215

Total		￦	24,568	85,888	367,536

(5)	As of December 31, 2015, there are no collateral or guarantee provided by related parties to the Company, nor by the Company to related parties.
(6)	During the year ended December 31, 2014, the company acquired convertible bonds with a face value of ￦6,000 million, respectively, from Health Connect Co., Ltd. at the face value. During the year ended December 31, 2015, the Company exercised the conversion right for the convertible bonds of Health Connect Co., Ltd. As a result of this transaction, investments in associates have increased by ￦5,900 million.
(7)	The Company made an additional investment in associates and joint ventures during the year ended December 31, 2015. (Refer to Note 8)

79

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

32.	Sale and Leaseback

During the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease.

In addition, the Company subleased portion of the leased assets. The Company recognized lease payment of ￦14,539 million and ￦14,075 million, respectively, relating to the above operating lease agreement and lease revenue of ￦9,540 million and ￦7,933 million, respectively, through a sublease agreement for the years December 31, 2015 and 2014. Future lease payments and lease revenue from the above operating lease agreement and sublease agreement as of December 31, 2015 are as follows:

	2015
(In millions of won)	Lease payments		Lease revenue
Less than 1 year	￦	14,975	9,540
1~5 years		53,819	29,784
More than 5 years		27,555	13,496

	￦	96,349	52,820

80

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Gain on foreign currency translation	￦	(770)	(1,373)
Interest income		(20,560)	(25,015)
Dividends		(200,296)	(13,048)
Gain relating to financial assets at fair value through profit or loss		—	(2,817)
Gain on disposal of long-term investments securities		(5,058)	(9,807)
Gain on disposal of property and equipment and intangible assets		(3,827)	(3,676)
Gain on valuation of derivatives		(1,927)	(8,713)
Gain on settlement of derivatives		—	(7,998)
Gain relating to financial liabilities at fair value through profit or loss		(5,188)	—
Other income		(7,545)	—
Loss on foreign currency translation		318	167
Bad debt for accounts receivable—trade		37,715	27,313
Bad debt for accounts receivable—other		15,328	15,873
Loss on disposal of long-term investments securities		842	57
Other finance costs		54,131	—
Loss relating to financial assets at fair value through profit or loss		744	1,352
Depreciation and amortization		2,279,906	2,208,719
Loss on disposal of property and equipment and intangible assets		15,644	17,493
Impairment loss on property and equipment and intangible assets		2,015	18,490
Interest expenses		241,608	265,195
Loss relating to financial liabilities at fair value through profit or loss		526	10,369
Loss on settlement of derivatives		4,845	672
Loss relating to investments in subsidiaries and associates		3,819	57,593
Provision for retirement benefits		35,380	34,570
Income tax expense		362,683	293,209
Other expenses		1,385	7,764

	￦	2,811,718	2,886,389

81

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Accounts receivable – trade	￦	(6,926)	(73,295)
Accounts receivable – other		26,179	67,681
Advance payments		(33,746)	(56,834)
Prepaid expenses		(6,150)	(3,233)
Inventories		(23,047)	265
Long-term prepaid expenses		(1,252)	(5,544)
Guarantee deposits		(9,359)	(1,798)
Accounts payable – other		(201,996)	(247,067)
Advanced receipts		10,952	(4,451)
Withholdings		(193,428)	226,952
Deposits received		(8,024)	(2,944)
Accrued expenses		(89,685)	(48,641)
Unearned revenue		(99,545)	(117,136)
Provisions		(11,134)	(38,491)
Long-term provisions		(4,557)	29,959
Plan assets		(19,788)	(41,185)
Retirement benefit payment		(29,795)	(21,887)
Others		2,195	2,751

	￦	(699,106)	(334,898)

(3)	Significant non-cash transactions for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Transfer of other property and equipment and others to construction in progress	￦	729,944	1,082,767
Transfer of construction in progress to property and equipment and intangible assets		1,756,866	1,891,236
Accounts payable—other related to acquisition of property and equipment and intangible assets		42,678	(222,345)

82

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of SK Telecom Co., Ltd. (the “Company”) As of December 31, 2015. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2015, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2015 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2015. We did not review the Company’s IACS subsequent to December 31, 2015. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

February 23, 2016

83

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

Report on the Assessment of Internal Accounting Control System (“IACS”)

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS as of December 31, 2015.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2015, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

February 3, 2016

/s/ Internal Accounting Control Officer

/s/ Chief Executive Officer

84